UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K
consists of UBS
AG Sustainability Statement
2025 and related
disclosures prepared pursuant
to the
EU Taxonomy Regulation, which
appears immediately following this page.

Annual Report 2025 |
Sustainability Statement

Sustainability Statement
Management report
The following disclosures
are required for
UBS AG by
the German law
implementing EU
directive 2014/95 (CSR
Richtlinie-
Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller
Konzernbericht) (the EU Non-Financial
Reporting Directive) and
the EU
Taxonomy Regulation.
This Sustainability Statement has been
prepared with reference to
the Global Reporting Initiative (GRI)
and in accordance
with our Basis of preparation.
›
Refer to the Basis of preparation document, available at ubs.com/sustainability-reporting , for more information on the metrics definitions, approaches and scope
›
Refer to the GRI Content index, available at ubs.com/sustainability-reporting , for more information on the metrics with references to GRI standards
4
Independent assurance report on selected sustainability
metrics and disclosures
11
General information
11
Our business model
13
Our stakeholder engagement
16
Governance
16
Our sustainability governance
20
Business conduct and corporate culture
24
Strategy
24
Our sustainability and impact strategy
25
Our key aspirations and progress
27
Environmental information
27
Our climate transition plan
29
Supporting our clients’ low-carbon transition
42
Reducing our own climate impact
51
Managing the climate impact of our supply chain
52
Supporting our transition plan: key enablers
56
Social information
56
People and culture make the difference
60
Respecting human rights
61
Managing sustainability and climate risks
61
Sustainability and climate risk management framework
62
Risk identification and measurement
67
Monitoring and risk appetite setting
69
Risk management and control
70
Risk reporting and disclosure
70
Our investment management approach to sustainability
and climate risks
73
Resilience of UBS’s strategy and business model
75
Other supplemental information
75
Additional UBS Europe SE considerations for
sustainability and climate risk management
88
Climate-related risk methodologies and scenarios
91
Information on non-financial disclosures
92
Information on UBS AG standalone and UBS Europe SE
consolidated pursuant to Art. 8 of the EU Taxonomy
Regulation
96
UBS Europe SE consolidated
97
Assets for the calculation of the GAR
105
GAR sector information
106
GAR KPI stock
107
GAR KPI flow

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement

Annual Report 2025 |
Sustainability Statement | General information

General information
Our business model
UBS – who we are
We are
the world’s
only truly
global wealth
manager and
the leading
bank in
Switzerland. These
key pillars
of our
strategy
are enhanced by our
focused and competitive asset
management and investment banking capabilities.
Staying close to
our clients, whether they
are individuals, institutions or
businesses, and providing financial
advice and solutions to
help
them
to
achieve
their
goals
is
at
the
heart
of
what
we
do.
We
have
a
capital-generative
and
well-diversified
global
business model with strong competitive positions in our target markets and the regions in which we operate.
Our business
model, including
our regional
diversification, with
our deep-rooted,
risk-aware culture,
superior client
service
and prudent capital
management, is built
on our respected
brand and has
made it possible
to sustainably grow
profits
and deliver attractive capital returns to shareholders over the long term.
We are focused on driving sustainable long-term growth while maintaining risk and cost discipline
Our objective is to generate value for our stakeholders by driving sustainable long-term structural growth and attractive
capital returns. To
accomplish this, we
are building on
our scale, content
and solutions, while
remaining disciplined on
capital, risk and costs. Maintaining a balance sheet for all seasons remains a foundation of our success and a significant source of
strength and
resilience. This
provides us
with the
capacity to
invest strategically
and enables
us to
deliver against
our financial targets and
ambitions, which are outlined in
the “Targets, capital guidance and
ambitions” section of this
report.
Our growth plans
are rooted
in an attractive
business mix,
that is also
a source of
competitive strength,
and are supported
by collaboration between
our businesses. Our
asset-gathering businesses generate
close to
60% of
our revenues
1
and
are characterized
by being
structurally attractive
from a
capital consumption
perspective, representing around
39% of
our risk-weighted assets (RWA).
1
Around another third of our RWA
1
are in Personal & Corporate Banking in Switzerland,
our home market and an attractive, stable and
well-diversified economy, with low historic credit losses.
Furthermore, we
operate a capital-efficient Investment Bank, which is limited to 25% of Group RWA.
1
Our aim is to create long-term sustainable value.
We also have a responsibility to the communities in
which we live and
operate, and
to our
employees. We
have outlined
selected environmental,
social and
governance (ESG)
aspirations, which
are aligned with our financial targets and ambitions.
We have a global, diversified business model
Our invested
assets of
more than
USD 7trn are
regionally diversified
across the
globe. We
give our
clients access
to a
broad,
relevant
and
customizable
range
of
solutions,
which,
together
with
our
thought
leadership
and
capabilities,
position us well
to become their
partner of choice.
Our strategic ambitions
reflect the long-term
outlook on demographic
and social trends affecting wealth distribution, product demand and client experience.
We are among
the market leaders
in the
Americas, the
world’s largest
wealth pool
and one of
the fastest-growing
wealth
markets. Around half of the
invested assets our wealth management
clients entrusted us with are
booked in that region.
Following the acquisition
of Credit Suisse,
the Investment
Bank has
invested in growing
its Global Banking
and Global
Markets capabilities in the region, and is focused on cross-regional and cross-divisional collaboration to drive growth.
Asia Pacific is our fastest-growing
region, and where we continue
to lead as the
largest wealth manager
2
and remain a
consistent top-tier
investment bank.
We are
further investing
in and
growing our
businesses to
deliver leading
capabilities,
capitalizing on market momentum in the Hong Kong SAR and the mainland of China, leveraging strong cross-divisional collaboration and global connectivity, and
driving growth through a diversified
footprint, with the Hong Kong
SAR and
Singapore as the regional
hubs, as well
as strategic partnerships in
markets such as Japan
and India. In
2025, our total
invested assets in Asia Pacific surpassed the USD 1trn milestone for the first time.
In EMEA, we are one of the largest wealth
managers, and we are focused on deepening our
share of wallet with EMEA-
domiciled global clients, while further driving profitability in select key markets, including the Middle East.
Finally, in Switzerland we have a highly integrated
business model and aim to reinforce our position
as the leading bank.
We are
driving our
digital transformation, enhancing
the client
experience and improving
efficiency, while
focusing on
capturing growth opportunities.
In 2025, UBS
was again named
Best Bank in
Switzerland by Euromoney,
for the eleventh
time since 2012. Our
role as a trusted
partner to the Swiss
economy remains central to
our strategy. This is
reflected in
our substantial
contribution to
the Swiss
economy, including,
among other
aspects, a
lending volume
commitment of
CHF 350bn.

Annual Report 2025 |
Sustainability Statement | General information

We deliver integrated coverage for clients by collaborating as one UBS
We are committed to
serving our clients as
one firm, with collaboration
across our business divisions
being a cornerstone
of our strategy
and a key
differentiator, as we
deliver the full
value of the
firm to clients.
For example, our
asset-gathering
businesses work
in synergy
to offer
clients a
comprehensive product
suite paired
with exclusive,
personalized services.
The Investment Bank complements these by delivering insights, execution capabilities and risk management expertise to both wealth management clients with complex needs and Swiss corporate clients.
In today’s
interconnected world, our
wealth management
clients are
becoming increasingly
global and
mobile in
both
their business and personal
lives, demanding comprehensive, seamless,
multi-jurisdictional financial solutions. With
our
unmatched global footprint and
best-in-class solutions, we are well
positioned to connect our clients
to the firm across
jurisdictions in a systematic and integrated manner.
We are investing in our technology to improve the client experience and enhance employee productivity
We continue to focus on investing in a resilient and secure technology infrastructure that is designed to help ensure the stability
of
our
services
for
our
clients
and
employees
worldwide.
This
includes
investments
to
strengthen
our
core
platforms, modernize applications and enhance system reliability, in an increasingly complex environment.
Since
our
acquisition
of
the
Credit
Suisse
Group
in
2023,
one
of
our
key
focus
areas
has
been
the
integration
of
technology and
operations. We
continue to
rapidly advance
in this
space, with
approximately 1,600
Credit Suisse
business
applications
decommissioned
by
the
end
of
2025
(55%
of
those
in
scope)
and
around
85%
of
Swiss-booked
client
accounts transferred. In addition, our strong
technology foundation has facilitated an overall
seamless integration across
the Group, including the migration of businesses and client accounts to the UBS platforms.
›
Refer to the “Integration of Credit Suisse” section of this report for more information
We also continue
to strengthen our
technology position, with
a focus on
accelerating our Group
artificial intelligence (AI)
strategy
to
achieve
impactful
outcomes
more
quickly
and
incrementally.
In
2025,
we
appointed
a
Chief
Artificial
Intelligence Officer to
support UBS’s transformation into
a fully AI-enabled
institution. We are
moving quickly to adopt
AI throughout
the Group
to reshape
business capabilities
and enhance
employee productivity,
and
we are
constantly
developing and exploring new
opportunities, from more traditional automation
to agentic AI solutions.
Our AI strategy
is centered around nine large-scale
transformational AI initiatives. These initiatives are
designed to have a broad
impact
across the Group,
increasing efficiency and
improving processes and
systems. For example,
we are implementing
the next
generation of software development,
which includes the widespread
deployment of AI-augmented development
tools,
enabling engineers
to deliver faster,
more innovative
and scalable solutions
and streamlining UBS’s
software development
cycle.
To support our employees, we
are upskilling and reskilling employees
in AI and adjacent technologies
through specific AI
training to
ensure innovation
is embedded
responsibly and
effectively. We
also continue
to invest
in partnerships
with
leading
academic
institutions
worldwide
and
other
key
players,
to
develop
ideas,
drive
positive
outcomes
across
the
Group and
foster pioneering
AI research.
For example,
we have
announced the
launch of
the Oxford-UBS
Centre for
Applied Artificial Intelligence, focusing on three key research areas (society, economy and the future of AI). This enables
us to explore pioneering applications and practical solutions that can be implemented at scale across the Group.
These efforts
are
underpinned by
an
AI framework
and policy
that have
been designed
to safeguard
the interests
of
clients, employees and stakeholders. In parallel,
we maintain a strong focus
on operational resilience, cybersecurity and
data protection to support keeping our platforms secure, stable and available at all times.
›
Refer to the ”Risk management and control” section of this report for more information
In
addition,
we
are
actively
building
out
foundational
digital
asset
infrastructure
to
launch
a
range
of
new
products
addressing evolving client needs. For example,
we are investing in our solutions
for the tokenization of real-world assets,
such as UBS Tokenize
. We are
also developing digital
money offerings, such
as our
UBS Digital Cash
tokenized deposit
solution, and we are evaluating stablecoins. Finally, we are also exploring access to cryptocurrencies.
Supporting sustainability
We are guided by our ambition to
be a leader in sustainability. This is
reflected in our vision to be
the bank for the next
generation. To help
us realize that
vision, our sustainability
and impact strategy
is based on
three overarching strategic
pillars: Protect, Grow and Attract.
1
Excluding Non-core and Legacy.
2
Asian Private Banker (April 2025) and UBS estimate.

Annual Report 2025 |
Sustainability Statement | General information

Our stakeholder engagement
We engage with
UBS’s stakeholders, such
as clients, employees,
investors, policymakers, legislators
and regulators, along
with representatives of the business community, society and non-governmental organizations (NGOs), on a regular basis
and on a
wide range of
topics. This engagement
helps us to
better understand stakeholder expectations
and concerns
and to manage
pertinent issues and
challenges. In recent
years, the exchange
of views and
ideas with stakeholders
on
sustainability-related
issues
has
grown
in
importance.
Such
interactions
are
undertaken
through
various
dedicated
channels.
Clients
Our
clients’
preferred
communication
channels
continually
evolve,
and
we
strive
to
engage
with
them
in
the
most
convenient way.
We use
a variety
of channels,
in particular
digital channels
and regular
client relationship
and service
meetings, as well as various corporate road shows and dedicated events, with a mix of hybrid and in-person events.
Global Wealth
Management engages
with clients
through a
broad range
of forums
and channels,
from personalized
private briefings with subject
matter experts to segment-specific
virtual and in-person events
and large-scale initiatives.
Through marketing and media
campaigns, events, advertising,
publications and digital-only
solutions, we helped
to drive
a greater awareness of
the firm among prospective
clients and reinforced trust-based
relationships between advisors and
clients. We have continued
to deliver capabilities
to clients, for example
through digitally enabled
e-banking and advisory
tools,
while
also
bringing
the
best
of
UBS
to
our
clients
via
units
such
as
Unified
Global
Alternatives, Unified
Global
Banking and Unified
Global Markets. We
have also
continued to leverage
artificial intelligence (AI)
to positively impact
our
business
and
serve
our
clients
more
efficiently.
Examples
include
STAAT
Insights
,
which
assisted
our
US
financial
advisors in their
client interactions through
the delivery of over
20 million insights in
2025, and our
AI-powered chatbots,
available
across
regions.
We
believe
AI
will
continue
to
enable
more
personalized
advice
and
solutions
more
quickly,
ensuring a
more efficient
experience for
our clients
around the
globe. It
does not
replace trust
or human
interaction,
which are the cornerstones of our business.
Personal & Corporate Banking engages with clients via various means of communication, including regular client events
(leveraging a number
of formats, such
as webcasts and
in-person, virtual or
hybrid events), as
well as sustaining
many
events formerly
led
by Credit
Suisse. In
2025, we
further enhanced
our
digital engagement
strategies to
reach more
clients and
strengthen relationships
with existing
ones. We
utilize various
channels, including
social media,
online displays,
search engines and helplines, as well as our branch network.
In Asset Management, we use various channels to bring our clients the ideas, understanding and clarity to support their investment
decisions.
Our
regular
investor
publications
provide
thematic
perspectives
and
actionable
insights,
supplemented by our global
program of events, which includes
our annual
The Red Thread
market outlook road show
in
key international
locations, as
well as
our flagship
UBS Reserve
Management Seminar
(RMS)
in Switzerland
and
Sovereign
Investment Circle
in Singapore.
These events
bring together
institutional investors
to debate
relevant topics
and share
best practices, while
the annual
RMS survey provides
an authoritative insight
into central bank,
sovereign and investor
sentiment and
trends. We
also continued
to host
a broad
range of
hybrid and
online events
to help
our clients
better
understand
market
challenges
and
opportunities, as
well
as
our
ongoing
engagement
through
our
social
media
and
digital platforms.
The Investment Bank hosted more than 240 conferences globally in 2025, providing clients with access to corporations, experts,
research
and
capital
introductions.
The
events
covered
a
diverse
range
of
topics,
including
macroeconomic,
geopolitical, technology
and AI,
and sector-
and region-specific
themes, in
addition to
regulatory, product
and market
trends.
More
than
50,000
clients
took
part
in
such
events
over
the
year.
We
leverage
our
intellectual
capital
and
relationships and
use our
execution capabilities,
differentiated research
content, bespoke
solutions, client
franchise model
and global platform to expand coverage across a broad set of clients. UBS Live Desk , built within the UBS Neo platform,
provides
clients with
a
stream
of
fast-paced
commentary from
UBS traders.
The
UBS
Analytical Research
Community
(UBS-ARC)
is a
proprietary, interconnected
research network
of industry
leaders, subject
matter specialists,
executives,
academics and analysts in the Americas region.
Client feedback and surveys
We
engage
with
our
clients
on
a
regular
basis
and
on
a
wide
range
of
topics.
This
engagement
helps
us
to
better
understand
clients’
expectations
and
concerns, including
those
pertaining
to
sustainability,
and
to
manage
pertinent
issues
and
challenges.
Feedback
received
from
clients
relevant
to
our
policies
is
considered
in
the
regular
reviews
of
policies
and
incorporated where
applicable. Our
client insight
and
feedback
teams
are
responsible
for
gathering and
processing all demands and issues raised through our central channel, available online.

Annual Report 2025 |
Sustainability Statement | General information

Investors
We have regular interactions with
institutional investors, financial analysts and
other market participants, such as credit
rating agencies, including
on sustainability topics.
These interactions take place
through the UBS Investor
Relations team,
with subject
matter experts
engaged as
required, and
help us
to learn
about investors’
concerns and
address these
as
best possible. The Annual General Meeting is
also an open forum through which
to hear our shareholders’ concerns or
inquiries, which may then feed into our approach on material topics.
Employees
Our
employees want
to
have an
impact and
to
help
shape their
daily experience.
Therefore, they
have
opportunities
throughout the year to
connect with leadership and
share their views on
strategic alignment, the work
environment, line
manager effectiveness,
culture and
well-being. In
2025, initiatives
such as
our regular
“Ask the
GEB” and
Group CEO
townhall events
supported two-way
conversations on
topics including
the firm’s
strategy and
direction. Our
multi-faceted
employee listening strategy, including
short pulse surveys, employee
life cycle surveys and
focus groups on topics such
as
employee sentiment on
AI, enabled us
to gather insights
from all business
divisions. Our Group-wide
employee survey,
conducted in September
2025, assessed organizational
health indicators such
as line manager
effectiveness, employee
engagement, empowerment and culture.
Governments and regulators
Financial
market
stability
and
the
transition
toward
a
more
sustainable
world
are
largely
dependent
on
the
overall
economic,
regulatory
and
political
environment
and
the
conduct
of
firms.
We
actively
participate
in
political
and
regulatory discussions
to share
our expertise
on proposed
regulatory and
supervisory changes.
The dialogue
is coordinated
by
our
Governmental
Affairs
team
and
organized
regionally
under
the
leadership
of
the
globally
responsible
Head
Governmental Affairs. Our advocacy priorities
and engagements, both direct and
indirect through trade associations,
are
determined based on
the UBS Group’s
strategy and priorities
and aligned with
UBS’s senior management.
In Switzerland,
they must
be aligned
with the
general political
engagement approach
defined by
UBS’s internal
Political Board
Swiss
Chapter. In
the US,
our advocacy
priorities are
presented to
and approved
by the
Management Committee for
the US
Combined Operations at the beginning of every year.
Regarding
the
stability
of
the
financial
system,
UBS
advocates
for
an
internationally
aligned
regulatory
framework,
including for anti-money laundering and digital regulation,
as well as sustainability disclosures. Moreover, in the
wake of
the acquisition
of the
Credit Suisse
Group, UBS
supports in
principle most
of the
regulatory proposals
from the
Swiss
Federal Council,
as long
as they
are implemented
in a
targeted, internationally
aligned and
proportionate way.
UBS is
contributing its perspectives throughout
the public consultation process.
UBS has submitted a
consultation response to
the
proposed
changes
to
the
Capital
Adequacy
Ordinance,
including
changes
to
the
valuation
of
assets,
and
a
consultation
response
to
the
proposed
changes
to
the
Banking
Act
regarding
the
capital
treatment
of
foreign
participations. Both responses are publicly available.
In recognition of the essential role played by Switzerland’s political parties, UBS provided a total of CHF 1.2m in relation to 2025 (2024: CHF
1.2m), as a
contribution to support their
operational costs. These financial
contributions are direct
and calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal levels.
Swiss parties
are eligible
to apply
for a
financial contribution
if they
commit to
free competition,
the market
economy
and the
Swiss financial
center. They
should also
have a
national focus
and either
form a
parliamentary group
in the
federal
parliament or
be represented in
at least one
cantonal government.
In addition, we
are a member
of several organizations,
including
industry
groups,
that
fund
their
activities
from
membership
fees
or
other
member
contributions.
Political
contributions,
if
any,
provided
by
these
industry
groups
are
subject
to
the
disclosure
requirements
as
per
the
Swiss
transparency requirements
for political
funding on
the part
of the
recipient (Art.
76 ff.
of the
Federal Act
on Political
Rights and
the Ordinance
on Transparency
in Political
Funding). Beyond
the above,
there were
no additional
material
contributions, including in kind.
›
Refer to UBS’s response to the
6 June 2025 Capital Adequacy Ordinance consultation and UBS’s response to the 26 September
2025 consultation on the capitalization of foreign participations by parent companies of systemically important banks, available
under “Investor presentations” at ubs.com/presentations , for more information
Other key societal stakeholders
Communities
We aim to maximize
our impact in local communities.
We recognize that
our long-term success depends on
the health
and
prosperity
of
the
communities
that
we
are
part
of.
Our
social
impact
strategy
guides
the
firm’s
charitable
contributions toward strategic
partners and initiatives that
align with the firm’s
priorities in the communities
where we
operate. Through local measures
and partnerships (including with academia), operating
within a global framework and
coordinated across regions,
we endeavor to deliver business and
community impact by identifying innovative and high-
quality programs that are aligned to
our business. We provide focused
financial and human support,
including employee
volunteering programs and client
participation where appropriate.
In addition, our partnerships
in academia contribute
to our efforts to engage with thought leaders at universities and other academic institutions.

Annual Report 2025 |
Sustainability Statement | General information

Non-governmental organizations
We regularly
interact with NGOs
and appreciate their
input and insight,
as they help
us consider our
approach to, and
understanding of, societal issues and concerns. These may then be considered as part of relevant topic discussions.
NGOs have long established
themselves as critical
watchdogs of companies, both
scrutinizing and challenging how
we
address a
broad range
of environmental, social
and human
rights concerns.
In 2025,
discussions with
NGOs remained
particularly focused
on climate
change, including
the transition
to a
low-carbon economy.
Other topics
discussed included
sustainable finance, human rights and nature.
Rating agencies
We also actively engage
in dialogue with
analysts at rating
and research agencies, including
on environmental, social
and
governance (ESG) matters, which helps us to evaluate
our sustainability performance and activities and provides a useful means
of
benchmarking.
In
2025,
for
example,
we
provided
detailed
information
about
our
sustainability-related
performance to
a range
of agencies,
either in
response to
questionnaires or
via calls
(with ESG
analysts) and
the UBS
Group Sustainability Report regularly serves as a key source of information for these agencies.
Media
Our media teams maintain direct and long-term relationships
with media representatives across all our
business regions
and provide them with timely information on a wide range of global, regional and local topics.

Annual Report 2025 |
Sustainability Statement | Governance

Governance
Our sustainability governance
The role of the Board of Directors of the UBS Group and its committees
The
Board
of
Directors
of
the
UBS
Group
(the
BoD)
has
ultimate
responsibility
for
the
success
of
the
Group
and
for
delivering sustainable shareholder value within a
framework of prudent and effective controls.
The BoD determines the
Group’s strategy and the
necessary financial and human
resources, at the recommendation
of the Group Chief
Executive
Officer (the
Group CEO),
and also
sets the
Group’s values
and standards
to ensure
its obligations
to shareholders
and
other
stakeholders
are
met.
The
BoD
oversees
the
overall
direction,
supervision
and
control
of
the
Group
and
its
management.
It
also
supervises
compliance
with
applicable
laws,
rules
and
regulations.
The
Chairman
of
the
BoD,
together with
the Group
CEO, takes
responsibility for
UBS’s reputation
and is
closely involved
in, and
responsible for,
ensuring
effective
communication with
shareholders and
stakeholders, including
government officials,
regulators and
public organizations.
As of
31 December
2025, the
BoD of
the UBS
Group consisted
of 12
non-executive members,
of whom
41.7% were
women, and the Board of Directors
of UBS AG consisted of the
same 12 non-executive members, of whom
41.7% were
women. The numbers and percentages are unchanged from 2024.
Five committees support the BoD in fulfilling its duty through the respective responsibilities and authority given to them.
All BoD committees have
specific responsibilities pertaining to environmental,
social and governance (ESG)
matters. For
example, the Corporate Culture
and Responsibility Committee (the
CCRC) is primarily responsible
for corporate culture
and sustainability, the Compensation Committee is responsible for financial and non-financial compensation topics, the
Risk Committee (the RC)
supervises the integration of
sustainability-related matters in
risk management, the Governance
and Nominating
Committee supports
the Board
in establishing
best practices
in corporate
governance, and
the Audit
Committee has oversight of the control framework underpinning sustainability metrics.
›
Refer to the “Corporate Governance” section of this report for more information about BoD committees
The
CCRC
is
the
supervisory
body
primarily
responsible
for
corporate
culture
and
sustainability.
It
is
chaired
by
the
Chairman of the
BoD, with four
BoD members as
committee members. Permanent guests
include the Group CEO,
the
Group
Chief
Operating
Officer,
the
Group
Chief
Risk
Officer,
the
Chief
Sustainability
Officer
and
the
Group
General
Counsel. The CCRC oversees
our Group-wide sustainability and
impact strategy and key
activities across environmental
and social topics.
These include climate,
nature and human
rights. Annually, it
considers and approves the
Group-wide
sustainability
and
impact
objectives.
As
part
of
this
process,
it
also
considers
the
impact
and
financial
materiality
of
climate- and sustainability-related risks and opportunities on UBS.
The CCRC’s
function is
forward-looking in
that it
monitors and
reviews societal
trends and
transformational developments
and assesses their potential
relevance for the UBS
Group. In undertaking
this assessment, it
reviews stakeholder concerns
and expectations pertaining to
the societal performance of
UBS and the
development of its corporate
culture. UBS has
various
mechanisms
(including
complaint
and
feedback
procedures)
in
place
to
ensure
that
such
concerns
and
expectations
are
received,
managed
and,
where
necessary,
brought
to
the
attention
of
the
Group
Executive
Board
(the GEB) and the BoD. The CCRC is also responsible for
conducting the annual review process for the Code of Conduct and Ethics of
UBS (the Code)
and for proposing
amendments to the
BoD. This process
includes a prior
review of the
Code
by the GEB and is led by the Group CEO.
The role of our executive management
As of 31 December 2025, the GEB consisted of 15 executive members, of whom 26.7% were women, and the UBS AG
Executive Board
consisted of
14
executive members,
of whom
21.4% were
women. Except
for the
President of
UBS
Switzerland AG, all the members of the GEB are members of the Executive Board of UBS AG. For both the GEB and the
UBS AG Executive Board, the number of members and the percentage of women are unchanged from 2024.
The GEB has executive management responsibility for
steering the Group and its business. It
develops the strategies for
the Group,
the business
divisions and
Group functions
and it
implements the
BoD-approved strategies.
The GEB
develops,
implements
and
maintains
an
appropriate
and
adequate
business
organization
designed
to
ensure
compliance
with
applicable laws and regulations and an appropriate management information system.

Annual Report 2025 |
Sustainability Statement | Governance

The GEB
also acts
as the
risk council
of the
Group. It
has overall
responsibility for
establishing and
implementing risk
management and control
in the Group.
It manages the
risk profile of
the Group as
a whole as
determined by the
BoD
and
the
RC
and
manages
the
Group’s
reputation.
The
GEB
determines
its
requirements
for
risk
reporting,
including
improvements and changes to
the reports, and
receives periodic updates
on risk data
limitations. For the
management
of
risks,
UBS
maintains
a
risk
governance
framework.
This
framework
governs
risks
including
those
related
to
sustainability and climate, its own workforce, consumers and end users, and business conduct.
Our risk governance framework operates along three lines of defense.
Our first line of
defense, business and Group
functions management, owns its
risks and is accountable
for maintaining
effective processes
and systems
to manage
them in
compliance with
applicable laws,
rules and
regulations, as
well as
internal standards, including identifying control weaknesses and inadequate processes.
Our
second
line
of
defense,
control
functions,
is
separate
from
the
business
and
reports
directly
to
the
Group
CEO.
Control
functions
provide
independent
oversight,
challenge
financial
and
non-financial
risks
arising
from
the
firm’s
business activities, and
establish independent frameworks
for risk
assessment, measurement, aggregation,
control and
reporting, protecting against non-compliance with applicable laws, rules and regulations.
Our
third
line of
defense, Group
Internal Audit,
reports to
the
Chairman and
to
the
Audit
Committee. This
function
assesses the design
and operating effectiveness
and sustainability of
processes to define
risk appetite, governance,
risk
management, internal
controls, remediation
activities and
processes to
comply with
legal and
regulatory requirements
and internal governance standards.
›
Refer to the “Non-financial risk framework” in the “Risk management and control” section of this report for information about
our approach to managing non-financial risks

Annual Report 2025 |
Sustainability Statement | Governance

The
Group
Chief
Risk
Officer
is
responsible
for
developing
and
implementing
control
principles
and
an
appropriate
independent control framework for sustainability and climate risk within UBS, together with integrating it into
the firm’s
overall risk management and risk appetite frameworks. The
Head of Sustainability and Climate Risk supports the GEB by
providing
leadership
on
sustainability
risk
in
collaboration
with
the
business
divisions
and
Group
functions.
Our
sustainability and climate risk policy framework is applied Group-wide to relevant activities, including client and supplier relationships.
Oversight of objective-setting and monitoring processes
UBS runs an annual
objective-setting process for objectives
related to sustainability and
impact matters, which includes
environmental
(including
climate-related)
and
social
topics.
As
delegated
to
the
Group
Chief
Operating
Officer
(since 1 January 2026) by the
Group CEO, the Group
Chief Operating Officer is
responsible for setting
the Group-wide
sustainability and impact strategy and developing Group-wide sustainability and impact objectives in alignment with the
business
divisions
and
Group
functions.
The
annual
strategy
review
and
objective-setting
process
is
done
to
identify
priorities
and
strategic
focus
areas
across
the
Group.
Progress
made
in
implementing
Group-wide
sustainability
and
impact objectives
is reported
as
part of
UBS’s annual
sustainability disclosures
including the
UBS Group
Sustainability
Report. Objectives are considered
and approved annually by
the GEB and the
CCRC and progress toward
them is tracked
and reported internally on a quarterly basis.
Swiss law requires
Swiss companies to
achieve net-zero greenhouse
emissions in their
own operations by
2050. In line
with Swiss law,
and as set
out in this
report, UBS has
announced a climate
plan to achieve
net zero by
2035 across its
own operations (scope 1 and 2), well ahead
of the 2050 deadline. This plan is
integrated into the firm’s methodologies
and approaches. Adherence
is primarily driven
by three GEB
members: the Group
Chief Operating Officer,
along with risk
teams led by
the Group Chief
Risk Officer, and
compliance teams under
the Group Chief
Compliance and Operational
Risk
Control
Officer
and
is
considered
in
the
annual
GEB
performance
assessments.
UBS
considers
the
performance
assessments
in
determining
the
performance
award
decisions.
However,
there
is
no
direct
link
between
senior
management compensation and specific climate goals.
Ensuring (the availability of) appropriate skills and expertise
We consider the continuous education of the members of the BoD and the GEB to be an important priority and support their participation
in various training
sessions. In addition
to an
induction program for
new BoD
members, continuous
training and topical
deep dives are
part of the
agendas of the
BoD and the
GEB. The BoD
and the GEB
are well diversified
and composed of
members with a
broad spectrum of
skills, educational backgrounds, experience
and expertise from a
range of sectors
that reflect the
nature and scope
of the firm’s
business. The Governance
and Nominating Committee
maintains a competencies and experience matrix to identify gaps in the competencies and experiences considered most
relevant to the BoD,
taking into consideration the
firm’s business exposure, risk
profile, strategy and geographic
reach.
In recent years, the composition of the BoD has been systematically shaped in response to the identified requirements.
Our sustainability governance
Our sustainability
and corporate
culture activities
are grounded
in our
Principles and
Behaviors and
overseen at
the highest
level of the organization. Our Code covers our commitment to acting with the long term in mind and creating value for clients, employees, communities and
investors. This includes our
commitment to protecting the
environment, including
by
fulfilling
our
respective
compliance
obligations.
Among
other
topics,
the
sustainability
governance
of
UBS
Group
oversees matters related to climate, nature and human rights.

Annual Report 2025 |
Sustainability Statement | Governance

Group Sustainability and Impact
Group Sustainability and Impact develops the Group-wide sustainability and impact strategy and oversees the strategy’s implementation by the
business divisions and
Group functions responsible
for execution. Group
Sustainability and Impact
operates under the leadership of the Group Chief Operating Officer.
Each of the Group Sustainability and Impact senior
managers listed below,
specifically the Chief Sustainability
Officer,
the Head of
Social Impact and Philanthropy
and the
Group
Sustainability
and
Impact
Chief
Operating
Officer,
report
directly
to
the
Group
Chief
Operating
Officer
(since 1 January
2026).
Senior
managers
may
hold
more
than
one
role
and,
where
required,
may
have
additional
responsibilities and reporting lines in the Group’s legal entities.
Group Chief Operating Officer
Effective from
1 January
2026, the
responsibilities previously
held by
the GEB
Lead for
Sustainability and
Impact have
been integrated into
the broader
remit of
the Group
Chief Operating Officer.
The Group
Chief Operating Officer
now
has overall
responsibility for
overseeing and
managing Group
Sustainability and
Impact.
In particular,
the Group
Chief
Operating Officer is responsible for
the oversight of matters
such as maintaining an
appropriate and adequate functional
organization designed
to ensure
compliance with
applicable laws
and regulations.
Additionally,
where
necessary,
the
Group Chief
Operating Officer
represents UBS
in interactions with
regulatory authorities
on Group-wide
sustainability-
and
impact-related
topics
in
close
coordination
with
the
Group
CEO,
other
GEB
members
and
Governmental
and
Regulatory Affairs. In relation to disclosures, the Group Chief Operating Officer is responsible for the annual UBS Group
Sustainability Report and associated disclosures process, jointly with the Group Chief Financial Officer.
GSI Business Development and Client Forum
The GSI Business
Development and Client
Forum (the GSI
BDCF) is the
most senior administrative
body overseeing the
Group-wide sustainability
and impact
activities. The
forum is
focused on
client, product
and impact
approaches in
relation
to the
overall UBS
sustainability and
impact implementation
activities, together
with the
business divisions,
operating
under the oversight of the Group Chief Operating Officer.
Chief Sustainability Officer
The
Chief
Sustainability
Officer,
jointly
with
the
Head
of
Social
Impact
and
Philanthropy,
supports
the
Group
Chief
Operating Officer in setting
the Group-wide sustainability and
impact strategy,
in alignment with the
business divisions
and Group
functions. The
Chief Sustainability
Officer develops
and maintains
frameworks and
methodologies to
drive
Group-wide
consistency.
In addition,
the Chief
Sustainability Officer
manages the
annual UBS
sustainability reporting
process jointly with Group Finance.
Head of Social Impact and Philanthropy
The
Head
of
Social
Impact
and
Philanthropy
oversees
the
UBS-governed
charitable
entities,
including
UBS
Optimus
network of foundations
entities and
donor-advised fund entities.
The remit of
the Head
of Social Impact
and Philanthropy
includes overseeing the strategy,
corporate structure and governance, financial
matters and relevant
risks and controls.
The Head
of Social
Impact and
Philanthropy also
manages
the social
impact and
philanthropy client
and employee
offering
through
the
provision
of
philanthropic
insights,
advice
and
execution
services
to
existing
and
prospective
clients
and
volunteering opportunities to UBS employees.
Group Sustainability and Impact Chief Operating Officer
The Group Sustainability and Impact Chief Operating
Officer manages the end-to-end processes and
the operating and
control environment of Group
Sustainability and Impact, together with the
business divisions and Group functions. The
Group
Sustainability
and
Impact
Chief
Operating
Officer
ensures
effective
oversight
of
operational
performance
and
timely escalation of
relevant matters impacting
Group Sustainability and
Impact. Furthermore, the
Group Sustainability
and Impact Chief Operating Officer supports the Group Chief Operating Officer in developing Group-wide sustainability
and
impact
objectives,
in
alignment
with
the
business
divisions
and
Group
functions,
to
implement
the
Group-wide
sustainability and impact strategy and monitor the progress against these objectives.
GSI Execution Forum
The Group Sustainability
and Impact Chief
Operating Officer is
supported by the
GSI Execution Forum.
This forum reports
to the GSI BDCF and is responsible for the day-to-day oversight of the front-to-back operating environment and for the
implementation
of
the
Group-wide
sustainability
and
impact
strategy
through
Group-wide
strategic
objectives
and
outcomes.
In addition
to the
roles outlined
above, the
following senior
managers also
hold responsibilities related
to Group-wide
sustainability:
the
Head
of
Sustainability
and
Climate
Risk,
the
Sustainability
Chief
Financial
Officer,
the
Group
Head
Compliance &
Investigations, the
Global Head
of Sustainability
Regulatory Strategy and
the Head
of Sustainability
and
Impact Legal.

Annual Report 2025 |
Sustainability Statement | Governance

Business conduct and corporate culture
The Code of Conduct and Ethics of UBS
UBS recognizes the value of
having a strong and inclusive
culture to define how we
work together every day. Our
culture
is based on
our three keys
to success: our
Pillars, Principles and
Behaviors. These keys
drive our business
decisions and
people management processes. Culture-building behavior is promoted through a number of Group-wide, divisional and regional initiatives. Examples of Group-wide
actions that are promoted through
regular communications include (but are
not limited to) our
risk culture campaign (including
a focus on speaking
up and whistleblowing), the
Three Keys on Air
series of
events (in
2025, this
highlighted key
aspects of
our culture,
including developing
a winning
mindset, lifelong
learning, and
artificial intelligence
and ethics),
and learning and
development for
employees and
line managers
(including
mandatory
training).
We
are
also
continuing
our
core
culture
programs,
such
as
Kudos
(peer-to-peer
recognition)
to
support connectivity
and collaboration
and the
One UBS
program, formerly
known as
our Group
Franchise Awards,
which
rewards cross-divisional business collaboration and recognizes employees for sharing simplification and innovation ideas across the
firm. An
important
global initiative
launched in
2024,
and continued
in 2025,
was
“Crafting our
future”,
interactive in-person sessions
to ensure leaders
and line managers
were aligned around
our strategic priorities
and our
culture to effectively contribute to our success.
In the Code of
Conduct and Ethics of
UBS (the Code), the
Board of Directors (the BoD)
and the Group Executive
Board
(the GEB) set out the principles and practices that define
our ethical standards and the way we do business,
which apply
to all
aspects of
our business.
The
Corporate Culture
and Responsibility
Committee is
responsible for
conducting the
annual review of the Code and
for proposing amendments to the
BoD. This review process includes
a prior review of the
Code
by
the
GEB
and
is
led
by
the
Group
CEO.
In
undertaking
this
assessment,
the
committee
reviews
stakeholder
concerns and
expectations pertaining
to the
societal performance
of UBS
and to
the development
of UBS’s
corporate
culture.
The Code
sets out
the principles
and commitments
that define
our ethical
standards and
the way
we do
business. It
constitutes a commitment to
respecting the laws,
rules and regulations that
are designed to
create a level
playing field
for all – including competition and antitrust laws and fair
access requirements. The Code commits all UBS employees to
do whatever they
can to combat
money laundering, fraud,
corruption and terrorist
financing. It also
requires that UBS
employees do not
help or advise
our clients, or
any other party,
to evade taxes
or misreport taxable
income and gains.
Furthermore, the
Code states
that
we should
not contract
with
third parties
who provide
services for
UBS
or on
our
behalf, where those services help others improperly evade taxes.
›
Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code , for more information
Principles for identifying, preventing, escalating and managing conduct risks are established in the Group-wide conduct
risk management framework. These
principles are aligned
to the Code
and the Group-wide
Escalation Framework and
include the following.
–
Our
strategy and
business models,
and
our
incentives and
rewards, are
designed to
actively
manage conduct
risk.
Above all, our culture and our Principles and Behaviors are the strongest mitigants to our exposure to conduct risk.
–
Reviewing relevant management information is critical to providing a view of the risk landscape and where risks may
be crystallizing.
–
Policy, appetite and
governance are key
components of our
conduct risk framework
and contribute to
its sustainability.
Identifying actual or
potential conduct risks
is the responsibility
of every UBS
employee. Employees must
take appropriate
steps to identify and escalate any actual or potential conduct risks they may see in their day-to-day activities and have a
duty to role model UBS’s Behaviors and support its risk culture of ”see something, say something”.
Roles and responsibilities for management and governance of conduct are defined in the Group Policy on Conduct Risk
Management. They include
reviewing employee, market
and client-related conduct
risk information, performing
periodic
reviews, and considering
employee and client feedback.
Ongoing monitoring
covers the
activities of
both the
firm and
employees, to
detect issues
that may
have a
potential
impact
on
clients
and
markets,
and
to
detect
individual
cases
of
employee
misconduct.
Conduct
risk
reporting
and
management information included
in the Group
Risk Report provides
the GEB with
actionable insights and
visibility on
relevant trends and themes.
We are committed to incentivizing
the right behavior by establishing
reward principles and internal control
frameworks
to support adherence to internal and external standards, laws, rules and regulations.
Breaches
of
our
Code,
UBS
policies
or
external
laws,
rules
or
regulations
may
result
in
disciplinary action,
up
to
and
including dismissal. In addition, employee conduct is considered in year-end performance and reward decisions.

Annual Report 2025 |
Sustainability Statement | Governance

Conduct and culture training
We have a global
mandatory training module titled
“Conduct and Culture”, which
educates all employees on
adherence
to the three
keys. The training
explains how our
culture and the
Code guide business decisions,
clarifies standards and
expectations regarding
employee behavior
and accountability,
and helps
employees identify
and respond
to conduct
risks.
Additionally, all employees must annually affirm that they have read and will adhere to the Code and other key policies, supporting a
culture where
ethical and
responsible behavior
is part
of our
everyday operations.
By following
and affirming
the Code, we foster a culture where responsible behavior is ingrained in a way that protects our clients, our people and our reputation and
ensures stability and
sustainable performance. This
safeguards our ability
to create lasting
value for
our shareholders, clients and societies.
Group-wide Escalation Framework
Significant matters requiring immediate senior management awareness and action are managed in accordance with our
Group-wide Escalation Framework.
This lays out:
(i) minimum requirements
for escalations; (ii)
applicable escalation paths
for
distinct
governance
dimensions;
and
(iii)
the
interplay
between
governance
dimensions.
The
framework
is
complemented
by
divisional
/
regional
/
legal
entity
annexes
detailing
specific
escalation
requirements
outlining
taxonomies, thresholds, processes and protocols. The framework ensures that significant matters are escalated promptly
and
appropriately,
without
replacing
day-to-day
governance,
line
management
responsibilities
(e.g.
determining
preliminary severity and appropriate initial reaction), monitoring / reporting or regular risk assessments.
Whistleblowing protection for employees
Employees
are
encouraged
to
escalate
any
potential
issues
and
violations
to
line
managers
and
control
functions.
Alternatively,
our
Whistleblowing
Protection
for
Employees
policy
and
related
procedures
enable
employees
to
raise
concerns or to escalate potential breaches of laws, regulations, rules or other legal requirements, policies or professional
standards, sexual
harassment or
misconduct, or
any violation
of the
Code, without
fear of
retaliation. Whistleblowing
concerns may
be raised
confidentially or,
if preferred,
anonymously, via
our dedicated
whistleblowing channels,
which
are made available
Group-wide to all
employees. These channels,
including the whistleblowing
intranet form
and hotline,
are available at all times. All concerns raised are taken seriously and reviewed.
All employees
are required
to complete
mandatory “Speaking
Up at
UBS” training
every two
years, with
new joiners
required to complete it during onboarding. This training aligns with the Whistleblowing Protection for Employees policy, raising awareness
of available
reporting channels
and providing
line managers
with guidelines
for handling
employee
concerns.
In
addition,
we
encourage
a
speak-up
culture
through
Group-wide
awareness
activities,
such
as
communications from the
GEB, newsletters, whistleblowing
campaigns and regular
employee surveys. These
initiatives
reinforce our commitment to non-retaliation and promote safe reporting options.
For staff receiving
whistleblowing reports, there
are procedures and
guidance on handling
such reports to
ensure each
whistleblowing
concern
is
taken
seriously
and
reviewed.
Whistleblowing
reports
made
through
the
dedicated
whistleblowing channels (intranet
form and hotline)
are received and
appropriately triaged by
the relevant Regional
Head
of Investigations
and their
delegates (selected
investigators in
their team),
who are
trained on
how to
handle such
reports.
We also maintain controls and processes to check for potential retaliation against known whistleblowers.
Group Investigations
We maintain an investigations framework and the Group Investigations Policy, defining clear roles and responsibilities at two
levels:
(i)
cross-functional
governance
bodies
that
have
responsibilities
across
the
investigations
portfolio;
and
(ii) those with prescribed roles and responsibilities over specific investigations.
Our Group Investigations function is
responsible for conducting and overseeing all
investigations, including incidents of
corruption and bribery. The investigations
must be conducted and governed
in a way that ensures
they are independent,
objective
and
reliable,
as
defined
in
our
Group
Investigations
Policy,
which
governs
the
conduct
of
all
investigations,
including whistleblowing investigations.
The investigations framework
also covers reporting
requirements, to ensure
accurate and
complete quarterly reporting
to the BoD and the GEB, as well as to regulators.

Annual Report 2025 |
Sustainability Statement | Governance

Combating financial crime
The Group
Executive Board
(the GEB)
oversees our
efforts to
combat money
laundering, corruption
and terrorist
financing.
The first line
of defense owns
the anti-money-laundering (AML)
and terrorist-financing risk
front to back
for its respective
clients and their activities and has the primary responsibility for managing that risk. Dedicated staff in the second line of defense
support
the
organization
in
developing,
maintaining
and
implementing
Group
financial
crime
programs,
including control and
oversight. The
third line of
defense is
the reinforcement
component led by
Group Internal
Audit
and independently evaluates the financial crime control frameworks.
UBS complies
with applicable
laws and
regulations and
is committed
to meeting
industry standards
regarding the
effective
prevention of money
laundering and financing of
terrorism. By taking
measures to prevent and
detect non-compliance
with laws
and regulations,
the firm
does not
tolerate or
facilitate criminal
activity or
breaches of
the latter
or spirit
of
applicable laws, regulations, rules and policies designed to prevent such activities.
UBS does not knowingly
engage in business activities
that present unacceptable money
laundering, fraud, sanctions or
corruption risks. Money laundering, fraud, sanctions, and bribery and corruption risks associated with all of our business
operations are
assessed annually
against our
control framework
and as
a firm
we take
action, where
appropriate, to
further mitigate these risks through appropriate policies, procedures and controls.
In 2025, all employees of
UBS, including its senior management and
governance bodies, received adequate training on
financial crime prevention matters,
covering AML / know
your client (KYC), sanctions, fraud
and anti-corruption topics.
All staff are required to complete the Global Financial Crime Prevention refresher module on an annual basis.
Public–private partnerships
UBS is a founding
member of the Wolfsberg Group,
1
an association of global banks
that aims to develop
standards for
the
financial
services
sector
to
prevent
financial
crimes,
such
as
money
laundering,
fraud,
corruption
and
terrorist
financing, and to develop industry standards for KYC due diligence and ongoing transaction monitoring.
The Wolfsberg Group brings together banks from around the world at its annual forum and regional outreach meetings focused on financial
crime topics. It
also delivers an
annual academy to
support the development
of junior financial
crime
prevention officers
and works
on guidance
papers in
related key
areas of
financial crime.
UBS is
actively involved
with
this group.
UBS is a member of various
public–private partnerships operating globally that
have been set up to foster
closer working
relationships between financial institutions and law enforcement.
Prevention and detection of corruption and bribery
The Group Policy
Against Bribery and
Corruption (ABC)
is consistent with
the principles of
the United Nations
Convention
against Corruption.
The ABC policy provides the following definitions of bribery and corruption.
–
A bribe
or bribery
is the
intentional offering,
promising, giving
or receipt
of anything
of value,
whether directly
or
indirectly,
to
or
from
any
person,
for
that
person
to
act
improperly
or
refrain
from
acting
or
to
act
in
breach
of
performance of
official or
fiduciary duties,
or in breach
of contractual
or other
obligations in
order that
UBS may
obtain
or retain business, or gain any other improper advantage.
–
Corruption involves the
misuse of public
office or entrusted
power for private
gain. Corruption can
be public (involving
public officials) or commercial (involving private parties).
The ABC policy sets out a zero-tolerance approach for bribery and corruption; the Group is committed to detecting and preventing
bribery
and
corruption
and
requires
employees
and
associated
persons
(defined
as
persons
that
perform
services for, or on behalf
of, a commercial organization) to do
business in a fair and
transparent manner, in compliance
with the principles of the policy.
Each employee is responsible for:
–
complying with UBS’s
zero-tolerance approach to
bribery and corruption
and the requirements
set forth in
the ABC
policy and related procedures;
–
taking reasonable steps to detect and prevent bribery;
–
maintaining accurate books and records that fairly reflect employees’ expenditure; and
–
reporting
cases of
concern or
doubt to
the
Anti-Bribery and
Corruption team
in the
second line
of
defense or
via
channels defined in the Group’s policy on whistleblowing protection for employees.
Delegated by the
Global Head
Financial Crime Prevention,
the Global Head
Anti-Bribery and Corruption,
supported by
the specialized teams, is
responsible for establishing and
maintaining an ABC program
that incorporates the principles
of
the ABC policy
as minimum global
standards. The BoD
Risk Committee and
the GEB oversee
the Financial Crime
program
(including
ABC)
through
regular
reviews
and
reporting.
We
have
adequate
systems
and
controls
in
place
and
hold
ourselves accountable for detecting, stopping and reporting bribery and corruption matters.
1
Refer to wolfsberg-group.org for more information.

Annual Report 2025 |
Sustainability Statement | Governance

The
ABC
framework
comprises
tone
from
the
top
communications,
policies,
procedures,
training,
risk
assessments,
controls
across
all
key
risk
areas,
investigations
and
incident
management,
and
monitoring
and
assurance
(including
independent
audit).
The
program
aligns
with
globally
recognized
standards
and
legal
and
regulatory
requirements
designed to
prevent and
mitigate bribery
and corruption
risks across
all jurisdictions
in which
we operate,
e.g. the
UK
Bribery Act and the US
Foreign Corrupt Practices Act. The
GEB and senior management set
the policy and risk appetite
and all employees are
accountable for complying with
the policy. The ABC
framework includes controls across
all key risk
areas: employees, third parties (vendors and intermediaries), charitable and political donations and sponsorships, hiring,
gifts and
business entertainment,
joint ventures
and acquisitions,
and client-related
ABC risk.
There is
regular control
testing to ensure that the framework and controls are appropriately designed and operating effectively.
Where corruption
or bribery
incidents arise,
these are
identified through
controls monitoring,
self-declaration or
reporting
(e.g.
use
of
the
whistleblower
hotline),
or
ongoing
due
diligence,
risk
assessment
and
approval
processes.
Incident
response is
based on
the assessed
severity and
impact, with
senior management
involved for
more serious
incidents.
Incidents that are breaches of UBS policies,
including the ABC policy, are dealt
with pursuant to the Employee Incidents
Policy and framework and may result in disciplinary action, including dismissal, in serious cases.
Risk assessments are
conducted under the
ABC program, at
a minimum annually,
and are
designed to ensure
that the
framework
is
appropriately
designed
and
operating
effectively
to
address
both
current
and
any
emerging
ABC
risks.
Regular updates on
the ABC program’s
operating effectiveness and
incident management
reporting are shared
with first-
and
second-line
management
committees.
They
are
also
reported
to
the
BoD
and
the
Audit
Committee.
Reporting
includes provision of qualitative and quantitative risk indicators, which cover both inherent and control risk.
The ABC policy
is accessible to
all employees through
our internal policy
repository and relevant
ABC intranet page.
In
addition, an annual declaration and commitment to this
policy is required from all UBS staff that includes
a statement of
compliance toward any past or current bribery- or corruption-related incidents.
Additionally, our
suppliers must
comply with
anti-bribery and
corruption laws
at all
times, with
expectations outlined
within our suppliers’ policy: the Anti-bribery and Corruption, Sanctions, Fraud and Anti-Facilitation of Tax Evasion Policy.
›
Refer to ubs.com/suppliers , for more information
ABC training is mandatory for all UBS Group employees, including the GEB and the BoD, and is rolled out on an annual basis. All new joiners
are required to complete
a comprehensive training course within
30 days of starting
employment
with the firm and annually thereafter a refresher course is required to be completed by all employees.
Onboarding and ongoing monitoring
UBS performs risk-based
initial due diligence
on all clients,
which is designed
to establish their
identity and ownership,
the
nature
of
their
business activities
and
the
source(s) of
their
wealth
and
funds.
This
includes
formal
processes
for
mitigating the
risk of
impersonation fraud
in circumstances
where we
are not
doing business
on a
face-to-face basis.
Where the client
represents a potentially
elevated risk according
to the Group
Anti Money Laundering
and Know Your
Client Policy, enhanced due diligence is performed.
As per the Code
of Conduct and Ethics,
UBS is committed to
respecting the laws, rules
and regulations that are
designed
to create a level playing field
with fair access requirements. We act
fairly, respectfully and honestly toward
everyone with
whom we deal.
After a client
onboarding is completed,
ongoing due diligence
and name screening
are performed during
the life cycle
of
the
client
relationship.
Clients
are
assigned
a
risk
rating
and
client
activities
and
transactions
are
subject
to
AML
transaction monitoring in accordance
with this risk rating.
In addition, ongoing periodic
KYC reviews are conducted
with
varied frequency, driven by the client risk rating.
The
Group
Anti
Money
Laundering
and
Know
Your
Client
Policy
sets
out
the
process
and
criteria
relating
to
the
identification, senior management sign-off,
periodic review and
ongoing monitoring of
clients deemed to
be politically
exposed
persons, along
with
other
clients
who
have
links
with
jurisdictions
or
industries
that
pose
elevated
levels
of
financial crime risk.
Red flags must
be referred to
Financial Crime Prevention
if any UBS staff
become aware of
potentially suspicious activities
during the
client life cycle
and this
may result in
internal reviews, suspicious
activity report filing
and / or
client exit, as
appropriate.
UBS adheres
to the
global Financial
Action Task
Force standards
and local
laws and
regulations with
regard to
record-
keeping.
The financial
crime framework
is subject
to regular
independent controls
testing, in
both the
first and
second lines
of
defense.
The
Group
Internal
Audit
team
performs
a
cycle
of
independent
audit
reviews
covering
the
financial
crime
framework globally and
cross-divisionally and we
are subject to
ongoing supervision by
regulatory authorities in
all the
markets in which we operate.

Annual Report 2025 |
Sustainability Statement | Strategy

Strategy
Our sustainability and impact strategy
We are guided by our ambition to
be a leader in sustainability. This is
reflected in our vision to be
the bank for the next
generation. To help
us realize that
vision, our sustainability
and impact strategy
is based on
three overarching strategic
pillars: Protect, Grow and Attract.
Sustainability and impact vision: be the bank for the next generation
Protect
Manage our business in alignment with our
sustainable, long-term Group strategy and
evolving standards.
Grow
Embed an innovative sustainability and impact
offering across all our business divisions.
Attract
Be the bank of choice for clients and employees.
Protect
As part of our continued commitment to protect our clients’ assets and those of our firm, we are focused on managing
our business
by aligning
with the
sustainable long-term
Group strategy
and evolving
standards. We
maintain a
strong
control and risk framework to
support our risk management processes
and product offering, as well
as complying with
regulatory requirements. In addition, we have a climate transition plan in place to support our clients in the transition to a low-carbon world and to reduce their exposure to transition risks while also mitigating related risks to UBS.
›
Refer to the “Environmental information”
section of this Sustainability statement for more information about our decarbonization approach and efforts
›
Refer to the “Managing sustainability and climate risks” section of this Sustainability statement for more information about our
sustainability and climate risk management approach
Grow
We
are continuing
to expand
our
sustainability and
impact product
offering across
all
business divisions
to meet
our
clients’
evolving
needs
and
to
support
them
through
the
world’s
transition
to
a
low-carbon
economy.
Innovation
in
product
development, client
reporting and
engagement, as
well as
exploring artificial-intelligence-driven
use cases
to
streamline
processes
are
key
to
delivering
competitive
solutions.
To
facilitate
this,
we
have
a
dedicated
Group
Sustainability and
Impact Business
Development &
Client Forum,
which focuses
on client,
product and
impact approaches.
›
Refer to the “Governance” section of this Sustainability statement for more information about the Group
Sustainability and
Impact Business Development & Client Forum and our sustainability governance
Attract
We aspire
to be
the bank
of choice
for clients
and employees
alike, maintaining
top-quartile sustainability
ratings and
positioning the firm
as a go-to
employer through our
engagement and education
programs. In 2025,
our MSCI AA
rating
was reaffirmed
1
and our S&P Global Corporate Sustainability Assessment (CSA) score remained at a high level.
2
›
Refer to the “Social information”
section of this Sustainability statement for more information about UBS’s employees and its
philanthropic activities
1
Source: MSCI ESG Ratings & Climate Search Tool, UBS Group AG ESG Rating 2025
.
2
Source: S&P Global, UBS Group AG CSA Score 2024 and 2025.

Annual Report 2025 |
Sustainability Statement | Strategy

Our key aspirations and progress
We work with a long-term focus on providing appropriate returns to our stakeholders in a responsible manner.
We are committed
to providing transparent
aspirations, goals and
targets and reporting
on the progress
made against
them. This table provides an
overview, with more detailed information
provided throughout this report. All
information
and data provided in this section relates to the UBS Group, unless explicitly stated.
Ambitions Topics Our aspirations, goals or targets Progress
1. Protect Climate Lending sector decarbonization targets have been established to address our financed emissions by aligning specified sectors to decarbonization pathways.
1
Reduce emissions intensity associated with UBS in-scope lending by
2030 from 2021 levels for:
–
Swiss residential real estate by 45%;
– Swiss commercial real estate by 48%;
– power generation by 60%;
–
iron and steel by 27%; and
– cement by 24%.
Reduce absolute financed emissions associated with UBS in-scope lending by 2030 from 2021 levels for:
– fossil fuels by 70%.
Calculated progress against pathways for lending sector
decarbonization targets (current period: end of 2024 vs 2021 baseline, prior period: end of 2023 vs 2021 baseline).
2
Changes in emissions intensity associated with UBS in-scope lending:
–
Swiss residential real estate reduced 15% (Prior period: 11%);
– Swiss commercial real estate reduced 10% (Prior period: 9%);
– power generation reduced 55% (Prior period: 33%);
–
iron and steel reduced 14% (Prior period: 20%); and
– cement reduced 4% (Prior period: 3%).
Changes in absolute financed emissions associated with UBS in-
scope lending:
– fossil fuels reduced 83% (Prior period: 80%).
Asset Management provides choice to enable clients to pursue their climate goals. We commit that all clients’ net-zero-ambition portfolios align with the Paris Agreement with interim targets by latest 2035.
3
Asset Management had a combined invested assets value of
USD 111.5bn in net-zero-ambition portfolios (2024: USD 64.4bn).
4
Reduce our scope 1 and 2 emissions to net zero by 2035 (90%
reduction of scope 1 and market-based scope 2 emissions by 2035 vs 2023 baseline, neutralizing the remaining 10% with high-quality carbon removals).
Scope 1 and market-based scope 2 emissions reduced
by 48% vs 2023 baseline (2024: reduced by 35% vs 2023 baseline).
Reduce our absolute energy consumption by 35% by 2030 vs 2023 baseline.
Absolute energy consumption reduced by 18.8% vs 2023 baseline
(2024: reduced by 9% vs 2023 baseline).
5
Achieve 100% renewable electricity aligned to RE100 in markets where feasible by 2026.
6
Achieved 99.7% renewable electricity aligned with RE100
(2024: 99.8%).
Environment
Paper:
– Reduce office printing per FTE by 25% by
2030 vs 2023 baseline.
– Achieve 90% of recycled paper used for office printing by 2030.
– Office printing per FTE increased by 2% vs 2023 baseline
(2024: increased by 15% vs 2023 baseline).
– Achieved 18.1% of recycled paper used for office printing
(2024: 15.5%).
Waste: Achieve a 60% recycling rate for our office waste by 2030. Achieved 54.0% waste recycling rate (2024: 52.9%).
Water: Reduce water consumption by 7% by 2030 vs 2023
baseline.
Water consumption reduced by 12% vs 2023 baseline
(2024: increased by 2% vs 2023 baseline).

Annual Report 2025 |
Sustainability Statement | Strategy

Ambitions Topics Our aspirations, goals or targets Progress
2. Grow
Social impact
and
philanthropy
Raise USD 1bn in donations to our client philanthropy foundations and funds (cumulative for 2021
-
2025).
Achieved a UBS Optimus network of foundations donation volume of
USD 472m in 2025 (2024: USD 366m), totaling USD 1.6bn since
2021, thus surpassing our goal (all figures include UBS matching contributions).
Reach 26.5 million beneficiaries by 2025 (cumulative for
2021– 2025).
Reached 9.3 million beneficiaries in 2025 (2024: 7.1 million) and
33.5 million beneficiaries through UBS Optimus network of
foundations activities since 2021.
7,8
3. Attract Bank of choice Maintain top quartile position in key environment, social and governance (ESG) ratings by the end of 2026.
Achieved top quartile position vs direct peers as defined in UBS compensation report in ESG ratings including but not limited to:
– MSCI: AA rating, “Leader” in industry group;
– S&P Global Corporate Sustainability Assessment: score of 71.
Constituent of the Dow Jones Best-in-Class indices.
Cautionary note: We have developed methodologies that we use to set our climate-related targets and identify climate-related risks and that underly the metrics that are disclosed in this report. Standard-setting organizations and regulators continue to provide new or revised guidance and standards, as well as new or enhanced regulatory requirements for climate disclosures. Our disclosed metrics are based upon data available to us, including estimates and approximations where actual or specific data is not available.
We intend to update our
disclosures to comply with new guidance and regulatory requirements as they become applicable to UBS. Such updates may result in revisions to our disclosed metrics, our methodologies and related disclosures, which may be substantial, as well as changes to the metrics we disclose.
1
Our climate transition plan does not cover all our business activities. We may add ambitions for additional scope 3 activities over time and on a best-efforts basis based on the availability of appropriate measurement frameworks and data,
and the materiality
of the relevant
activity to UBS.
We will continue
to publicly disclose
our progress on
an annual basis
and, while we
continue to take
steps to align
our in-scope business
activities with the ambitions set out above, it is important to note that progress toward our targets may not be
linear. We regularly review our targets and update our disclosures in line with new or enhanced regulatory
developments, evolving
best practices for
the financial sector
and climate science.
Such reviews may
lead us to
revise previously agreed
voluntary commitments,
metrics and methodologies.
Refer to the
“Basis of
preparation 2025” document, available at ubs.com/sustainability
-reporting for more information about progress calculations, exclusions and parts of the value chain within sectors covered by metrics and targets.
2
Refer to the “Environmental information” section of this Sustainability statement for further information. Our corporate emissions reporting process involves two distinct one-year time lags. Firstly, emissions for a given
year are published the following year
(e.g. 2024 emissions are reported
in 2025), reflecting the time required
to collect, validate and assure
the completeness and accuracy of
the underlying data prior to disclosure.
Secondly, due to the timing of corporate emissions disclosures and third-party data processing, our year-end 2024 lending exposures are mapped to 2023 emissions data – the most recent available – since companies typically release emissions figures several months
after year-end and data providers
require additional time to aggregate and verify
this information. As a result, reported 2024
financed emissions are based on 2024
exposures and
2023 emissions
data. For
Swiss residential
and commercial
real estate,
this lag
does not
apply, as
exposure and
emissions data
align to
the same
reporting year
(2024).
3
The stated
net-zero
commitment is portfolio-based in line
with client agreements and not
linked to invested-assets-based targets.
4
The scope of assets with
net-zero ambition for 2025 is
Asset Management. For 2024,
Credit Suisse
portfolios were in the process of
being assessed in the context of
Asset Management’s net-zero
alignment framework and were therefore
excluded from this metrics reporting.
5
Activity data for 2024 was revised
due to improved data availability. As a result of this revision, our previously reported 2024 progress against target decreased from 10% to 9%.
6
In 2025, this excludes the Bahamas and Qatar, where such
systems
are not yet available.
7
The cumulative reported figure does not represent unique beneficiaries.
Where the same individual was enrolled in a program in
the previous year, they are still
counted in the following year
as they are considered to have received different levels of support over the period.
8
Figures previously published from 2021 to 2024 additionally included beneficiaries reached through
UBS Social Impact activities.
Comparative figures have been revised to reflect beneficiaries reached solely through UBS Optimus network of foundations activities.

Annual Report 2025 |
Sustainability Statement | Environmental information

Environmental information
Our climate transition plan
In
2025,
we
further
developed
our
UBS
Group
climate
transition
plan
and
advanced
its
implementation.
This
plan
underpins our
ambition
to support
our clients
in the
transition to
a low-carbon
world
and embeds
considerations of
climate-related
risks
and
opportunities
across
our
governance,
strategy
and
operations
to
ensure
their
integration
throughout the firm.
Our transition plan
relates to the
UBS Group and
is structured around
the key pillars
outlined below.
Targets and actions
By 2050, the global economy aims to transition
to net zero. As part of that, across
our own operations (scopes 1 and 2),
UBS plans to achieve net zero by 2035, well ahead of 2050.
We have defined the following targets:
Scopes 1 and 2:
Reducing our scope 1 and 2 emissions to net zero by 2035.
Scope 3:
Addressing our
financed emissions
by aligning
specified sectors
to decarbonization
pathways (lending
sector
decarbonization targets).
›
Refer to “Reducing our own climate impact” in this section of this Sustainability Statement for details about our scope 1 and 2
net-zero target
›
Refer to “Supporting our clients’ low-carbon transition” in this section of this Sustainability Statement for more details about our
lending sector decarbonization targets
These targets
are based
on the
methodologies, data
and assumptions
described in
this report
and are
aligned with
a
1.5°C scenario,
except for
our lending
sector decarbonization
targets for
Swiss residential
and commercial
real estate,
which follow a below 2°C
pathway.
1
We will continue to disclose
our progress on an annual
basis and we will
regularly
review and
update our
targets to
reflect evolving
regulations, best
practices and
climate science.
Adjustments may
be
made to voluntary commitments and underlying metrics and methodologies.
Underpinning our targets, we pursue specific objectives and implement actions across our business:
Supporting our clients’ low-carbon transition
In 2025,
we continued
to work
toward our
objectives of
supporting the
transition of
our financing
and investing
clients to
low-
carbon and climate-resilient business models
and mobilizing private and institutional
capital to facilitate an orderly
transition.
Financing:
We remain committed to
aligning in-scope activities
to the objectives
of the Paris
Agreement and achieved
measurable
reductions
in
financed
absolute
emissions
and
emission
intensity
across
key
sectors
through
client
engagement, sustainable and transition finance solutions, and portfolio management.
Investing:
We continued to expand climate-related
offerings, engage with investee
companies and fund managers,
and
support clients with
education and portfolio transparency,
reflecting the responsibilities
associated with our
investment
mandates agreed with clients and evolving climate ambitions.
›
Refer to “Supporting our clients’ low-carbon transition” in this section of this Sustainability Statement for more details
Reducing our own climate impact
We continued to
work toward our
objectives of
minimizing our
operational footprint
and promoting
efficient, sustainable
resource use.
We made significant
progress toward our
scope 1 and 2 net-zero target,
which is supported by our energy
reduction and
renewable electricity targets.
We reduced our scope 1 and market-based scope 2 emissions from 30,287
2
metric tons of
CO
2
e reported in 2024 to
24,151 metric tons of CO
2
e reported in 2025, resulting in a
48% reduction against our 2023
baseline.
Our energy consumption
fell by 18.8%
against the 2023
baseline, totaling
613 GWh, compared
with 684 GWh
2
in 2024.
In addition,
we sourced
99.7%
of our electricity
from renewable
sources,
compared with
99.8%
in 2024.
›
Refer to “Reducing our own climate impact” in this section of this Sustainability Statement for more details
1
For Swiss mortgage lending (commercial and residential real estate), our targets are using the percentage decarbonization rate implied by the Energy Perspectives 2050+ ZERO Basis scenario (below 2°C scenario) as a minimum rate to be followed. This
scenario is a representative, country-specific
pathway, reflective of the government’s
climate strategy. It also informs
Switzerland’s decarbonization ambitions for
real estate as set
out in the Swiss Climate and Innovation Act.
2
GHG emissions and certain activity data for 2024 were revised, mainly due to improved data availability. As a result of this revision our previously reported 2024 direct greenhouse gas emissions (scope 1) and indirect market-based greenhouse gas emissions scope 2) increased from 30,274 t CO
2
e to 30,287 t CO
2
e and energy consumption in GWh increased from 679 GWh to 684 GWh.

Annual Report 2025 |
Sustainability Statement | Environmental information

Managing the climate impact of our supply chain
In
2025, we
continued to
manage the
climate impact
of
our
supply chain
and
work toward
responsible supply
chain
practices.
Our activities
included
tracking
supply chain
vendor-related
scope 3
emissions
1
and monitoring
the scope
1 and
2
emissions
reporting
of
our
vendors.
In
2025,
vendor-related
emissions
increased
by
3%,
reaching
0.84 million   metric   tons   of   CO
2
e, compared
with 0.81
million
  metric   tons of   CO
2
e in
2024. In
addition,
88% of
our GHG
key
vendors
2
disclosed
emissions
and declared
a stated net-zero
target, up
from 78% in
2024.
›
Refer to “Managing the climate impact of our supply chain” in this section of this Sustainability Statement for more details
Managing the risks of climate change to our business
In 2025, we continued
to manage climate-related risks
by identifying, measuring, monitoring, managing
and reporting
these
risks,
while
further
integrating
regulatory
requirements
into
our
financial
risk
management
and
stress-testing
frameworks. Our firm-wide
sustainability and climate
risk policy framework
is underpinned by
proprietary methodologies
for transition
and physical
risk assessment,
scenario analysis
and stress
testing. In
2025, we
enhanced these
tools and
embedded sustainability
and climate
risk considerations
into our
various financial
and non-financial
risk management
frameworks.
›
Refer to the “Managing sustainability and climate risks” section of this Sustainability Statement for more details
Integration into strategy and financial planning
Our climate
transition
plan is
aligned
with our
Group sustainability
and impact
strategy,
which is
based on
three overarching
pillars: protect,
grow and attract. In
relation to our climate
transition plan,
our strategic ambition
manifests as follows.
– Protect
our
business
by
managing
climate
risks
and
supporting
our
clients’
low-carbon
transition
to
protect
their
assets.
–
Grow
our business by embedding an innovative UBS climate transition offering across all business divisions.
– Attract
and be the bank
of choice for clients
and employees by being
recognized as a leader
in climate and leading
by example in our own operations.
UBS runs an annual strategy review and
objective-setting process related to sustainability and impact matters, including
climate-related
topics,
to
identify
priorities
and
strategic
focus
areas
across
the
Group.
The
agreed
objectives
are
subsequently integrated into our standard multi-year financial planning process.
By embedding climate-related insights into our business strategy and financial planning process, and regularly assessing
climate-related risks and opportunities, we also aim to continuously enhance our resilience to climate change.
Environmental and sustainability objectives continue
to be an integral part
of our compensation determination process.
We have
explicit sustainability-related
objectives in
the non-financial
goal category
of the
Group CEO
and Group
Executive
Board (the GEB) scorecards. This structure, with two out of five non-financial categories covering ESG-related objectives,
underscores the importance and impact of sustainability on GEB compensation.
›
Refer to the “Strategy” section of this Sustainability Statement for more information about our Group sustainability and impact
strategy
›
Refer to the “Governance” section of this Sustainability Statement for more information about our strategy review and objective-
setting process
›
Refer to the “Managing sustainability and climate risks” section of this Sustainability Statement for more information about our
analysis of the resilience of our strategy and business model to climate change and how we integrate climate-related impacts in
our financial planning
›
Refer to the UBS Compensation Report 2025, available at ubs.com/annualreporting , for more information about our compensation process
Governance and oversight
Our
climate
transition
plan
has
been
approved
and
is
supervised
by
the
BoD’s
Corporate
Culture
and
Responsibility
Committee
(the
CCRC).
The
CCRC
oversees
our
Group
sustainability
and
impact
strategy
and
annually
approves
the
firm’s sustainability and impact objectives.
Group
Sustainability
and
Impact
developed
and
continues
to
enhance
UBS’s
climate
transition
plan,
overseeing
its
implementation by the business divisions
and Group functions through the
underlying objectives of the plan.
Group Real
Estate and Supply Chain is responsible for
steering our in-house environmental management program,
covering climate-
related activities within our own operations and supply chain.
›
Refer to the “Governance” section of this Sustainability Statement for more information about our sustainability and climate
governance
›
Refer to “Reducing our own climate impact” in this section of this Sustainability Statement for more information about our in-
house environmental management program and associated governance
1
Supply chain vendor-related scope 3 emissions refer to scope 3, categories 1, 2, 4 and 9, excluding water
-consumption-related emissions.
2
Vendors with the largest emissions that collectively account for more than 50% of our calculated supply chain-related scope
3 emissions are classified as “GHG key vendors”.

Annual Report 2025 |
Sustainability Statement | Environmental information

Dependencies and external enablers
Currently, our climate transition plan does not cover all our business activities. Over time, we may expand our ambitions to include additional scope 3 activities, subject to the availability of appropriate measurement frameworks, reliable data
and materiality to UBS. It is important to note that progress toward our climate ambitions and targets may not be linear and depends not
only on our
internal actions but
also on broader
systemic developments across
sectors and geographies.
Key external
enablers include
cross-sector collaboration
between private
and public
stakeholders, clear
guidance from
governments
through
thoughtful
regulations,
policies
and
incentives,
the
development
and
scaling
of
low-carbon
technologies, and shifts in consumer behavior and market dynamics.
Supporting
our
clients
in
their
low-carbon
transition
across
our
financing
and
investing
activities
remains
a
strategic
priority for us. In
the area of client
investments, our ability
to meet climate-related ambitions
is shaped by various
factors,
including,
where
applicable,
our
fiduciary
responsibilities
and
the
terms
of
client
mandates.
We
continue
to
embed
sustainability and climate considerations into our operating model, which involves ongoing refinement of our evaluation
and decision-making frameworks, governance structures, control processes and underlying systems.
Supporting our clients’ low-carbon transition
Supporting our
clients
in their
low-carbon transition
remains
a
strategic priority
for
us.
To
this end,
we
have defined
climate-related targets and actions across our financing and investing activities, which are outlined below.
In 2025, we enhanced our approach to transition
finance. Beyond increasing investment in activities with sustainability-
related
objectives, we
recognize that
the transition
also requires
increased support
for
companies in
carbon-intensive
sectors in executing their transition.
To
ensure
consistency
and
integrity
in
our
approach,
we
reviewed
the
latest
international
standards,
regulations
and
guidance
1
on financing and investing in the transition, and took the following actions:
–
defined transition finance
–
we established a
Group definition,
2
based on our
review, which includes
“financing the
transition”,
3
“investing in the transition”
4
and labeled transition products (e.g. corporate loans and bonds);
–
developed criteria for assessing the credibility
of transition plans –
we created a set of criteria
aligned with our
transition finance definition to
support, where relevant, the
assessment of transactions in
scope of our
sustainability
and climate risk policy framework;
and
–
enhanced transparency
–
we developed
an approach to
enhance internal
transparency on
transition finance,
aligned
with our
definition and supported
by international
standards, internal sustainability
scoring, fund
due diligence
and
others.
Supporting our financing clients’ low-carbon transition
Our lending sector decarbonization targets
We
remain
committed
to
our
2030
lending
sector
decarbonization
targets.
This
section
outlines
the
methodological
choices underlying our target-setting process and the calculation of our climate-related lending metrics.
Our
approach
to
target-setting
is
aligned
with
industry
guidance
and
best
practices,
and
our
financed
emissions
calculations follow globally recognized standards,
including the Greenhouse Gas
(GHG) Protocol Corporate Accounting
and Reporting Standard
5
and the Partnership for Carbon Accounting Financials (the PCAF) methodology.
6
As part of our assurance
activities in 2024, we engaged
Ernst & Young Ltd, Basel
to perform agreed-upon procedures
on
our lending sector decarbonization targets
to assist us in determining whether
these have been set in line with
reference
scenarios mentioned and informed by certain
requirements taken from pertinent global standards
and initiatives. These
agreed-upon procedures remain relevant for 2025.
›
Refer to the Lending sector decarbonization targets agreed-upon procedures, available at
ubs.com/sustainability-reporting , for
more information
1
Our transition finance definition
was guided by a range
of international standards and
guidelines, including GFANZ’s Financial Institution Net-zero Transition Plans, Regulation (EU) 2020/852 of the European Parliament
and of the Council, the IIGCC’s Net Zero Investment Framework 2.0, the UK government’s
Transition Finance Market Review
(independent review commissioned by HMT and DESNZ) and the ICMA’s
Climate Transition
Finance Handbook. These sources were used as reference points and not applied prescriptively.
2
The use of the term “transition”, particularly when used in product naming, marketing or promotion, may be subject to additional regulatory requirements depending on the relevant jurisdiction.
3
Covers financing to companies.
4
Covers investing strategies, portfolios and assets.
5
GHG Protocol Corporate Standard (version 2004).
6
PCAF (2022). The
Global GHG Accounting and
Reporting Standard Part
A: Financed Emissions.
Second Edition and PCAF
(2023). The Global
GHG Accounting and Reporting
Standard Part B:
Facilitated Emissions.
First Edition.

Annual Report 2025 |
Sustainability Statement | Environmental information

Financed emissions calculations (1)
Lending
activities
fall
under
scope
3,
category
15
(financed
emissions),
as
defined
in
the
GHG
Protocol
Corporate
Accounting and Reporting Standard.
Our
financed
emissions
calculations
include
the
seven
gases
mandated
under
the
Kyoto
Protocol,
reported
as
CO₂e,
except for iron and steel and cement physical intensities, which are reported as CO
2
.
1
We include apportioned scope 1 and 2 emissions of financed counterparties or assets. In addition, scope 3 emissions of
financed counterparties are included
for the fossil fuels (coal,
oil and gas), automotive
and agriculture sectors. This
year’s
reporting newly
includes financed
emissions associated
with the
agriculture sector;
2
historical 2023
figures have
been
updated accordingly,
and comparative
values are
included. For
financed counterparties
in other
sectors, scope
3 emissions
are excluded due to data quality limitations.
Emissions
estimates
rely
on
client
disclosures,
third-party
sources
and
internal
data.
Where
company-
or
asset-level
emissions data is unavailable, we use estimates in our calculations, following the PCAF hierarchy.
Our corporate emissions
reporting process involves two
distinct one-year time
lags. First, emissions for
a given year
are
published the following year (e.g. 2024 emissions
are reported in 2025), reflecting the
time required to collect, validate
and
assure
the
completeness
and
accuracy
of
the
underlying
data
prior
to
disclosure.
Second,
due
to
the
timing
of
corporate emissions
disclosures and
third-party data
processing, our
year-end 2024
lending exposures
are mapped
to
2023 emissions
data – the
most recent available
– since companies
typically release emissions
figures several months
after
year-end and data providers require additional time to aggregate and verify this information. As a result, reported 2024
financed emissions
are based
on 2024
exposures and
2023 emissions
data. For
Swiss residential
and commercial
real
estate, this lag does not apply, as exposure and emissions data align to the same reporting year (2024).
Scope of targets and baseline year (2)
Our lending sector
decarbonization targets
cover Swiss real
estate mortgages (residential
and commercial real
estate) and
financing of
in-scope activities
in the
fossil fuels
(coal, oil
and gas),
power generation,
iron and
steel and
cement corporate
sectors.
For real estate,
we include loans
secured by owner-occupied
properties, properties rented
out on a
non-commercial scale,
rented-out properties
in multi-family
homes, any
other income-producing
real estate
and own-use
commercial real
estate.
For corporate sectors, we focus on borrowers in
sub-sectors or parts of the value chain with
the greatest climate impact.
We conduct
an annual
assessment of
all key
sectors –
both those
with established
targets and
those without
– to
prioritize
sectors and confirm the
scope of our target
setting activities. This assessment
is guided by a
robust internal methodology
that incorporates quantitative and qualitative indicators, including financed emissions and financial exposure materiality, the availability of relevant data and methodologies, market expectations and alignment with our business strategy.
The sectors
for which
decarbonization targets
have been
set represent
USD 303.2bn, or
43% of
the USD 701.8bn
in
total
gross
lending
exposure
for
2024
and
70%
of
the
USD 430.9bn
in
gross
lending
exposure
for
which
data
and
methodologies
are
available
to
estimate
emissions.
3
Coverage
is
expected
to
evolve
as
data
availability
and
quality
improve.
In-scope emissions
for our
targets are
fully aligned
with the
inventory boundaries
used in
our financed
emissions reporting
for the
sectors covered
by those
targets. Our
target sectors
account for
67% of
total financed
emissions (6.9
million
metric tons
out of
10.4 million
metric tons)
for which
data and
methodologies are
available to
estimate emissions.
All
targets are stated
on a gross
basis and therefore
exclude greenhouse gas
removals, carbon credits
and avoided emissions.
2021 was selected
as the baseline
year for our
targets set in
2023, in line
with industry guidance and
best practices. It
was chosen due to being both recent and relevant, with high-quality data available to support robust target-setting.
Scenario selection (3)
For real estate,
our targets are
using the percentage
decarbonization rate
implied by the
Energy Perspectives
2050+ ZERO
Basis scenario (below
2°C scenario) as
a minimum rate
to be followed.
This scenario is
a representative, science-based,
country-specific
pathway
that
reflects
the
government’s
climate
strategy
and
guides
Switzerland’s
decarbonization
ambitions for real estate as
set out in the Swiss
Climate and Innovation Act. We
have chosen this pathway instead of
a
1.5°C-aligned scenario
because the
entire exposure
covered by
this target
is located
in Switzerland.
Aligning with
the
Swiss pathway ensures our targets are consistent with national policy objectives and regulatory requirements, providing
a realistic and locally relevant benchmark for decarbonization in this sector.
1
For the
iron and steel
and cement sectors,
consistent with
internationally accepted
methodologies, our
reporting of physical
intensities focuses on
CO₂ emissions as
the principal greenhouse
gas. The
IPCC 2006
Guidelines (Vol. 3, IPPU)
provide default emission factors with
detailed CO₂ quantification for iron
and steel and cement process
and fuel-related emissions, while
non-CO₂ gases are comparatively
minor and receive
less emphasis in sector
guidance. Refer to IPCC 2006
Guidelines (Vol. 3, IPPU), available
at ipcc-nggip.iges.or.jp/public/2006gl/vol3.html for more information. Likewise, the Cement CO₂ and
Energy Protocol (WBCSD/CSI)
prioritizes CO₂ reporting for the cement industry and treats non-CO₂ gases as supplemental, to be reported using dedicated tools only where material.
This approach aligns with IPCC AR6 sector reporting conventions, which frame cement process emissions primarily in CO₂ terms. Refer to the document titled “The
Cement CO
2
and Energy Protocol” available at docs.wbcsd.org/2011/05/CSI-CO2-Protocol.pdf for more information.
2
Emissions from the automotive and agriculture sectors, which are not target sectors, are reported as part of our overall financed emissions.
3
Gross lending exposure includes total on-balance
sheet loans and advances to customers
and off-balance sheet guarantees and
irrevocable loan commitments (within the scope
of expected credit loss) and is based
on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).

Annual Report 2025 |
Sustainability Statement | Environmental information

For corporate sectors, we use the percentage decarbonization rate implied by the
International Energy Agency (the IEA)
Net Zero Emission (NZE) by 2050 (the IEA’s
World Energy Outlook of October 2023 update) scenario
1
as a minimum rate
to
be
followed.
This
scenario
is
one
of
the
most
recent,
science-based
and
widely
accepted
models
that
achieves
a
temperature increase of no more than 1.5°C by end of the century.
Sector
pathways
may
be
updated
as
we
gain
greater
clarity
on
the
validity
of
key
technological
and
regulatory
uncertainties identified and
assumed within the
IEA NZE scenario
(e.g. production volumes,
biofuels or carbon-capture
utilization and storage). Until that
point, the possibility of overshoot
is factored into certain sector
pathways due to the
heavy reliance on external factors outside our direct influence.
Target-setting approach (4)
Targets
are
based
on
the
full-lending
commitment
made
to
our
clients.
This
includes
outstanding
loans,
along
with
undrawn
irrevocable
commitments
and
guarantees,
i.e.
amounts
we
are
required
to
provide
upon
request
by
a
counterparty.
In
contrast,
our
calculation
of
total
financed
emissions
for
non-financial
corporates
and
real
estate
mortgages is based solely on outstanding lending exposure, in accordance with PCAF guidance.
2
For
fossil
fuels,
we
set
an
absolute
emissions
reduction
target
using
the
Absolute
Contraction
Approach.
3
For
other
sectors, we use
physical emissions intensity
targets, applying the
Sector Decarbonization Approach
(SDA), which assumes
global convergence of sector emissions intensities by 2050.
4
Physical emissions intensity is preferred for most sectors as it normalizes emissions by output enabling fairer comparison between corporate clients of different sizes and supporting assessment of their emissions regardless of their growth.
Setting absolute emissions
targets could limit
our ability to
lend to clients,
including those with
lower carbon intensity,
potentially restricting support for their transition. For transparency, we disclose total absolute financed emissions for the sectors covered by trajectories.
Governance and disclosure (5)
Targets
are
set
at
the
UBS
Group
level,
approved
and
overseen
by
the
BoD’s
Corporate
Culture
and
Responsibility
Committee (the
CCRC), and
managed by
business divisions
in collaboration
with Group
Sustainability and
Impact and
Group functions under the Group Chief Operating Officer.
Progress is disclosed annually,
targets are reviewed at least
every five years, and
from 2030 onward base
years and target
values will be updated every five years to reflect the latest climate science and best practices. Progress may not be linear and year-on-year volatility is expected due to portfolio changes.
All
related
metrics
shown
in
the
tables
below,
including
financed
emissions,
are
reported
at
UBS
Group
level
for
consistency. There is
an immaterial difference
in in-scope exposures
and derived metrics
between UBS AG
and UBS Group
due to purchase price allocation adjustments recorded in
UBS Group as a result of the acquisition of
Credit Suisse Group
in compliance with IFRS 3, Business Combinations. A reconciliation table for both entities is provided below.
Parameters and definitions for our 2030 lending sector decarbonization targets (UBS Group)
Sectors Targets scope
GHG emission
scope Scenario Type of target
Residential real estate
1
Region Switzerland only 1,2
2
Energy Perspectives 2050+ ZERO basis for residential buildings (below 2°C) Intensity
Commercial real estate
1
Region Switzerland only 1,2
2
Energy Perspectives 2050+ ZERO basis for residential buildings & services (below 2°C) Intensity
Fossil fuels (coal, oil and gas) B.05, B.06, C.19
3
1,2,3 IEA NZE 2050 - WEO 2023 (1.5°C)
4
Absolute
Power generation D.35.1.1, D.35.1.3
3
1 IEA NZE 2050 - WEO 2023 (1.5°C) Intensity
Iron and steel C.24.1
3
1,2 IEA NZE 2050 - WEO 2023 adjusted for scope 2 (1.5°C) Intensity
Cement C.23.5.1
3
1,2 IEA NZE 2050 - WEO 2023 adjusted for scope 2 (1.5°C) Intensity
1
Residential real estate
includes owner occupied
properties and properties
rented out on
a non-commercial scale.
Commercial real estate
includes rented-out properties
in multi-family homes,
any other income-
producing real estate and
own-use commercial real
estate.
2
Residential real estate emissions
scope covers owners' energy
consumption only. Commercial
real estate emissions
scope covers owners' or
tenants'
energy consumption only.
3 For corporate sectors, NACE codes are referenced. The following parts of the value chain are included in the targets scope: fossil fuels: coal extraction, oil and gas upstream, refining and integrated companies; power
generation: power generation
and integrated electric
utility companies; iron
and steel: production
of iron and
steel, hot rolling
and coking coal
manufacturing; cement: production
of
cement and clinker. The
scope includes corporate borrowers where more than 25% of their revenues are derived from in-scope activities (except for coal, which is 5%). Revenue percentages are evaluated only at the
pre-deal assessment stage. The materiality assessment may also include counterparties whose production represents a significant share of global output.
4
For fossil fuels (coal, oil and gas), we selected the scenario
IEA NZE by 2050 as a reference to base our 2030 target. Our 2030 target (70% reduction) is exceeding the percentage reduction implied by this scenario
(34% reduction).
1
For fossil
fuels, (coal,
oil and gas),
we selected the
IEA NZE by
2050 scenario as
a reference to
base our 2030
target. Our
2030 target (70%
reduction) is exceeding
the reduction implied
by this scenario
(34%
reduction).
2
PCAF (2022). The Global GHG Accounting and Reporting Standard Part A: Financed Emissions.
Second Edition.
3
The Absolute Contraction Approach requires all companies to reduce emissions by the same absolute percentage, regardless of sector or growth trajectory.
4
The Sector Decarbonization Approach (SDA) allocates emission reductions based on sector-specific decarbonization pathways aligned with technology and activity levels.

Annual Report 2025 |
Sustainability Statement | Environmental information

Progress reporting for our 2030 lending sector decarbonization targets (UBS Group)
For the year ended 31.12.24
Gross lending exposure Progress
5
Targets
2024 2023 2024 2023 2021 2021–24 2030 2021–30
Sectors
Full value
chain
(USD bn)
1
Covered
by targets
(USD bn)
1
Full value
chain
(USD bn)
1
Covered
by targets
(USD bn)
1
Unit Actuals Actuals Baseline
% change
vs
baseline Value
% change
vs
baseline
Residential real estate
3
336.7
213.3
384.7
242.4 kg CO
2
e / m
2
ERA
2
33.0 34.4 38.7 (15%) 21.1 (45%)
Commercial real estate
3
84.1 102.1 kg CO
2
e / m
2
ERA
2
28.0 28.5 31.3 (10%) 16.2 (48%)
Fossil fuels (coal, oil and gas)
4
9.4 2.3 10.6 2.8 million metric t CO
2
e 10.9 12.9 64.7 (83%) 19.4 (70%)
Power generation 3.3 2.6 5.0 3.9 kg CO
2
e / MWh 152 227 339 (55%) 136 (60%)
Iron and steel 0.5 0.3 0.7 0.5 metric t CO
2
/ metric t steel
1.50 1.41 1.75 (14%) 1.28 (27%)
Cement 0.7 0.6 1.1 1.0 metric t CO
2
/ metric t cementitious
0.61 0.62 0.64 (4%) 0.48 (24%)
1
Full value chain
includes all activities
within each sector.
Refer to the
"Parameters and
definitions for our
2030 lending sector
decarbonization targets (UBS
Group)” table above
for details on
sector coverage.
Exposures are shown on a gross basis; gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance
with IFRS 3, Business Combinations). Refer to the Basis of preparation 2025 document, available at ubs.com/sustainability-reporting, for more information about exclusions and parts of the value chain within sectors covered by metrics and targets.
2
ERA: Energy Reference Area.
3
The reported figures reflect
the exposure linked to
loans that are secured by real
estate collateral.
4
For fossil fuels,
a significant share of our
gross lending
exposure not
covered by
this target
is commodity
trade
financing for
which guidelines
and methodologies
have yet
to be
developed.
5
Refer to
the Basis
of preparation
2025, available
at
ubs.com/sustainability-reporting, for more information about progress calculations.
Progress reporting for our 2030 lending sector decarbonization targets (UBS Group – UBS AG reconciliation)
1
For the year ended 31.12.24
UBS Group UBS AG
Sectors Unit
2021 baseline
2024 actuals 2024 actuals
Swiss residential real estate kg CO
2
e / m
2
ERA
38.7 33.0 33.1
Swiss commercial real estate kg CO
2
e / m
2
ERA
31.3 28.0 28.1
Fossil fuels (coal, oil and gas) million metric t CO
2
e 64.7 10.9 11.1
Power generation kg CO
2
e / MWh 339 152 154
Iron and steel metric t CO
2
/ metric t steel
1.75 1.50 1.47
Cement metric t CO
2
/ metric t cementitious
0.64 0.61 0.61
1
Refer to table ‘Parameters and definitions for our 2030 lending sector decarbonization targets (UBS Group)’ above for details on sector coverage. Metrics are calculated based on gross exposures.
Gross lending
exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and is based on consolidated IFRS numbers (inclusive of purchase price allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
Financed emissions reporting – 2024 (UBS Group)
For the year ended 31.12.24
Gross lending
exposure
(USD bn)
1
Outstanding
exposure
(USD bn)
1
Financed
emissions,
scopes 1 and 2
(million metric
t CO
2
e)
2
Financed
emissions,
scope 3
(million metric
t CO
2
e)
2
PCAF score,
scopes 1 and
2
3
PCAF score,
scope 3
3
Economic
intensity
(million metric
t CO
2
e /
USD bn)
2
Exposure to non-financial corporates and real estate mortgages covered by targets
Swiss residential real estate
4
213.3 212.1 1.1 4.1 0.01
Swiss commercial real estate
4
84.1 83.7 0.6 4.1 0.01
Fossil fuels (coal, oil and gas) 2.3 0.9 0.2 3.9 2.1 2.0 4.80
Power generation 2.6 0.7 0.7 2.1 1.04
Iron and steel 0.3 0.1 0.2 1.6 1.65
Cement 0.6 0.0 0.1 2.8 2.10
Exposure to non-financial corporates and real estate mortgages not covered by targets
127.7 74.4 2.1 1.4
5
4.7 2.5 0.05
Total non-financial corporates and real estate mortgages 430.9 371.9 5.1 5.3
Financial services firms, private individuals and other 270.9 210.0
Total exposure 701.8 581.9
1 Gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments. Outstanding exposure includes total on-balance sheet loans and advances to customers.
Both gross and outstanding exposures are
within the scope of expected credit loss
and are based on consolidated IFRS numbers
(inclusive of purchase price allocation adjustments
recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-
reporting, for more information about financed emissions calculations.
3
PCAF scores represent weighted average based on outstanding exposures. The PCAF quality score measures the reliability and quality of data used to calculate financed emissions of corporate loans and real estate mortgages. It is calculated in accordance with PCAF reporting guidance: PCAF (2022). The Global GHG Accounting and Reporting Standard Part
A: Financed Emissions. Second
Edition.
4
Residential real estate includes owner-occupied
properties and properties rented out
on a non-commercial scale.
Commercial real estate includes rented-out
properties in
multi-family homes, any other income-producing real estate
and own-use commercial real estate. The reported figures reflect the exposure linked to loans that are
secured by real estate collateral.
5
Scope 3 emissions
for “Other non-financial corporates and real estate mortgages” are only reported for the agriculture and automotive sectors.

Annual Report 2025 |
Sustainability Statement | Environmental information

Financed emissions reporting – 2023 (UBS Group)
For the year ended 31.12.23
Gross lending
exposure
(USD bn)
1
Outstanding
exposure
(USD bn)
1
Financed
emissions,
scopes 1 and 2
(million metric
t CO
2
e)
2
Financed
emissions,
scope 3
(million metric
t CO
2
e)
2
PCAF score,
scopes 1 and
2
3
PCAF score,
scope 3
3
Economic
intensity
(million metric
t CO
2
e /
USD bn)
2
Exposure to non-financial corporates and real estate mortgages covered by targets
Swiss residential real estate
4
242.4 240.6 1.2 4.1 0.01
Swiss commercial real estate
4
102.1 101.4 0.8 4.1 0.01
Fossil fuels (coal, oil and gas) 2.8 0.8 0.2 3.3 2.0
8
2.2
8
4.60
Power generation 3.9 0.9 1.1 2.3
8
1.15
Iron and steel 0.5 0.2 0.2 2.3
8
0.90
Cement 1.0 0.1 0.4 4.3
8
3.74
Exposure to non-financial corporates and real estate mortgages not covered by targets
141.4 81.0 2.5 2.0
5
4.7
7
2.5
9
0.06
10
Total non-financial corporates and real estate mortgages 494.1 425.0 6.4 5.3
6
Financial services firms, private individuals and other 285.3 216.5
Total exposure 779.4 641.5
1 Gross lending exposure includes total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments. Outstanding exposure includes total on-balance sheet loans and advances to customers.
Both gross and outstanding exposures are
within the scope of expected credit loss
and are based on consolidated IFRS numbers
(inclusive of purchase price allocation adjustments
recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2 Refer to the Basis of preparation 2025, available at ubs.com/sustainability-
reporting, for more information about financed emissions calculations.
3
PCAF scores represent weighted average based on outstanding exposures. The PCAF quality score measures the reliability and quality of data used to calculate financed emissions of corporate loans and real estate mortgages. It is calculated in accordance with PCAF reporting guidance: PCAF (2022). The Global GHG Accounting and Reporting Standard Part
A: Financed Emissions. Second
Edition.
4
Residential real estate includes owner-occupied
properties and properties rented out
on a non-commercial scale.
Commercial real estate includes rented-out
properties in
multi-family homes, any other income-producing real estate
and own-use commercial real estate. The reported figures reflect the exposure linked to loans that are
secured by real estate collateral.
5
Scope 3 emissions
for “Other
non-financial corporates
and real
estate mortgages”
have been
updated to
include agriculture
in addition
to the
previously reported
automotive sector.
The 2023
reported values
have been
updated
accordingly. The previous value
reported was 0.2 million metric t CO
2
e.
6
From 2024 reporting, the disclosure has been expanded
to include financed emissions associated with the agriculture sector in addition to
the scope
used for
prior disclosures.
2023 data
has been
updated accordingly.
The previously
reported value
was 3.5
million metric
t CO
2
e.
7
2023 PCAF
scores for
scope 1
and 2
were updated
following a
methodology change
from our
third-party data
provider.
Previously reported
values were:
fossil fuels
1.3; power
generation
2.1; iron
and steel
1.7; cement
4.1 and
“Others non-financial
corporates
and real
estate mortgages” 4.8.
8
The 2023 PCAF score for scope 3 was
updated following a methodology change introduced by our
third-party data provider. The previously reported value was 1.5.
9
From 2024 reporting,
the disclosure has
been expanded to
include financed emissions
associated with the
agriculture sector,
in addition to
the scope
used in prior
disclosures. 2023
data has been
updated accordingly.
The previously
reported value was 5.0.
10
From 2024 reporting, the disclosure has been expanded to include financed emissions associated with the agriculture sector, in addition to the scope used in prior disclosures. 2023 data has been updated accordingly. The previously reported value
was 0.03 million metric t CO
2
e / USD bn.
Decarbonization levers and key actions underpinning our lending sector decarbonization targets
To underpin our lending sector
decarbonization targets,
we identified two
decarbonization levers and
underlying actions.
While these levers
and actions may
not always result
in directly
measurable emissions reductions,
they are
designed to
support our clients in their decarbonization efforts and to ensure continuous progress toward our targets.
Lever 1: supporting our clients’ low-carbon transition
Achieving our sector decarbonization
targets depends on our
clients successfully delivering
on their own transition
plans.
While we
have limited
direct influence
over the
pace or
success of
these transitions,
we can
make an
effective contribution
by
enabling
and
supporting
our
clients.
We
do
this
by
understanding
their
transition
objectives
and
needs,
through
engagement and by offering tailored solutions.
Understanding our clients
Understanding
our
clients
is
the
foundation
of
how
we
support
their
transition,
whether
or
not
they
have
formal
decarbonization targets. We regularly monitor clients’
transition objectives and progress, and evaluate
how their delivery
on commitments affects our own decarbonization trajectory.
We conduct an annual review of clients’ disclosed decarbonization commitments in key sectors (power generation, iron
and steel, and
cement) and evaluate
their potential impact
on our own
targets. By factoring
in the expected
emissions
reductions from
these
commitments, we
estimate
how much
our portfolio’s
carbon intensity
could
decrease and
the
expected progress toward our
targets if clients deliver
on their plans. Based
on our current portfolio
composition, if these
commitments are fully realized by 2030, the resulting reductions would be sufficient to meet our own sector targets.
Engaging with clients
Building on
these insights, we
engage with clients
to understand their
priorities and assist
with their
climate transition
efforts. Our
engagement approach
combines strategic
and operational
elements and
is aimed
at anticipating
and meeting
client needs
while aligning
with our
own decarbonization
objectives. Each
interaction is
tailored to
the client’s
unique
circumstances.
We
selectively
integrate
sustainability
and
transition
insights
into
client
dialogues
and
embed
them
in
our
risk
management processes. This
enables us to
track progress, inform
decision-making and maintain
an ongoing, proactive
dialogue that aligns the decarbonization objectives of both clients and UBS.
We also facilitate engagement through client conferences and workshops featuring sustainability experts.
Our
client
engagement
approach
remains
flexible,
ensuring
alignment
with
evolving
regulations,
market
trends
and
jurisdiction-specific
considerations.
Where
appropriate,
we
are
exploring
opportunities
to
make
our
engagement
strategies more structured and proactive, further aligning them with both clients’ and our own decarbonization goals.
Offering sustainable finance products and services
To
support
clients
in
achieving
their
stated
sustainability
and
transition
priorities
including
their
decarbonization
ambitions, we offer targeted sustainable financing solutions.

Annual Report 2025 |
Sustainability Statement | Environmental information

Sustainable financing
is an
important element
of the
Grow pillar
within our
Group sustainability
and impact
strategy,
encompassing both on-balance sheet lending (such as sustainability-linked loans and mortgages) and off-balance sheet, capital market and private market financing solutions. We provide transaction structuring to help clients across business divisions integrate sustainability objectives into their financing strategies.
Key
products
include
sustainability-linked
loans
(SLLs)
offered
to
corporate
clients
across
sectors
in
Switzerland,
representing
general-purpose
loans
that
incorporate
tailored
sustainability-related
key
performance
indicators
(KPIs),
agreed upon with each
client, to incentivize progress
toward their specific targets.
Additionally, we offer use-of-proceeds
financing
instruments,
such
as
labeled
capital
market
instruments
(e.g.
bonds),
which
dedicate
funding
to
eligible
sustainable projects and initiatives.
We continuously refine and
expand our sustainable
financing capabilities in line
with evolving regulatory requirements,
client needs and best practice.
Lever 2: lending portfolio management
In
addition
to
supporting
our
clients’
low-carbon
transition,
and
to
deliver
any
remaining
reductions
in
our
portfolio
intensities required to meet our lending
sector decarbonization targets, we
aim to manage our portfolio
through a set of
targeted actions.
Applying enhanced due diligence for transactions in carbon-intensive sectors
At the business selection stage, in line with
our sustainability risk process, enhanced due diligence
may be triggered for
transactions in
carbon-intensive sectors with
higher climate-related
impacts and
risks. This
process ensures
we identify
and assess potential exposures early and integrate risk considerations into our decision-making.
Conducting pre-deal assessments
As
part
of
our
established
pre-deal
assessment
processes,
we
actively
assess
clients
and
significant
transactions
to
determine
their
alignment
with
our
decarbonization
targets,
estimate
the
impact
on
our
financed
emissions
and
document
the
projected
figures
and
transaction
rationale
accordingly.
This
process
has
supported
greater
awareness
among business divisions
in the proactive engagement
on decarbonization assessments
and wider climate
considerations
when reviewing transactions.
Allowing maturity of loans or existing positions through our non-core and legacy division
We also allow
loans to mature,
resulting in adjusted
lending exposure and
associated carbon intensity.
In addition, our
Non-core and
Legacy division
has materially
exited positions
and reduced
exposures, including
those not
aligned with
our long-term strategy and risk appetite, which also resulted in adjusted associated carbon intensity.
›
Refer to “Non-core and Legacy” in the “Our businesses” section of this report for more information
Monitoring progress against targets
In addition
to the
above, we
track our
progress against
targets. For
in-scope sectors,
the performance
and associated
changes in
the lending
portfolio are
discussed during
quarterly performance
reviews with
business division
representatives
from the
Investment Bank,
Personal &
Corporate Banking
and Global
Wealth Management
and our
Sustainability and
Climate Risk unit. Reviews include an analysis of trends and significant changes in exposures and emissions, and criteria
that are deemed to influence the target metrics.
We
recognize
that
our
ability
to
achieve
these
targets
and
our
clients’
realization
of
their
own
decarbonization
commitments
are
influenced
by
external
factors
beyond
our
direct
control,
such
as
regulatory
developments,
technological advancements and the
pace of market transitions.
Financial institutions have limited
direct influence over
clients’
transition
abilities
or
the
speed
at
which
the
transition
happens.
As
a
result,
progress
may
not
be
linear.
We
continuously monitor our clients’
advancement toward their disclosed
commitments and assess how
their achievement
of these commitments impacts our own trajectories.
Performance against targets and outlook
For each
lending sector
decarbonization target,
we outline
the relevance
to our
business divisions,
report on
progress
achieved
and
indicative
trend
lines,
and
outline
the
key
drivers
behind
changes
in
absolute
emissions
or
emissions
intensity.
Where
applicable,
we
describe
the
levers
and
actions
we
are
deploying
to
advance
toward
these
targets,
acknowledging that not all
measures apply uniformly across
sectors. Finally,
we highlight critical external dependencies
that may influence
our ability to
meet these targets,
ensuring transparency around relevant
factors shaping our
transition
pathway.
Swiss residential real estate
Relevance:
The decarbonization pathway for
residential real estate
lending covers our financing
activity in Switzerland
across Personal & Corporate Banking and Global Wealth Management.
Progress:
Our 2030 target
requires a 45%
reduction in emissions
intensity,
slightly exceeding the
44% reduction implied
by the
Swiss government’s Energy
Perspectives 2050+ ZERO
Basis (EP
2050+) scenario
for residential
buildings. By
the
end of 2024, our estimated portfolio emissions intensity decreased by 15% against the 2021 baseline, reaching 33.0 kg
CO
2
e per m
2
ERA (Energy Reference Area), primarily driven by an increased share of financed properties with non-fossil-
fuel heating. Additionally, starting in 2024, we
began accounting for the impact from photovoltaic systems
installed on
the roofs of financed properties. Although this effect is
currently limited, it is expected to grow in significance over time.
Our estimated emissions intensity is 0.6%
above the 2024 level of our
indicative trend line to 2030 (32.8kg CO
2
e per m
2
ERA).

Annual Report 2025 |
Sustainability Statement | Environmental information

Outlook:
We remain committed to supporting clients in
reducing their emissions intensity through renovation support.
On
the
one
hand,
we
provide
self-service tools
and
advice
–
such
as
the
digital
renovation
calculator
launched
in
e-
Banking and
on
ubs.com
for owner-occupied
real estate
– enabling
clients to
estimate costs,
timelines and
the CO
2
e
footprint and
energy consumption
level before
and after
renovation. On
the other
hand, we
offer products
for renovations
or acquisitions of energy-efficient properties.
Dependencies:
Achieving further reductions depends on technical
advances and policy measures, such as
incentives for
building efficiency
and non-fossil-fuel
heating systems.
We will
continue collaborating
with government
and industry
peers to align on required actions.
Swiss commercial real estate
Relevance:
The
decarbonization
pathway
for
commercial
real
estate
lending
covers
financing
activity
in
Switzerland
across Personal & Corporate Banking and Global Wealth Management.
Progress:
Our 2030 target requires
a 48% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the Swiss
government’s EP 2050+ scenario
for residential buildings and
services. By the
end of 2024,
our estimated
portfolio emissions intensity decreased by 10% against the 2021 baseline, reaching 28.0 kg CO
2
e per m
2
ERA, primarily
driven by
an increased
share of financed
properties with non-fossil-fuel
heating and an
increase in financed
properties
with high-quality building envelopes
that reduce heat loss.
Additionally, starting in 2024,
we began accounting for
the
impact from photovoltaic systems installed
on the roofs of financed
properties. Although this effect is
currently limited,
it is expected
to grow in
significance over time.
Our estimated emissions
intensity is 6.7%
above the 2024
level of our
indicative trend line to 2030 (26.3kg CO
2
e per m
2
ERA).
Outlook:
We will
continue to
drive decarbonization
in the
Swiss commercial
real estate
market through
tailored financing
solutions. UBS
Loan Green
continues to
be a
key product
for clients
planning low-energy
new constructions,
energy-
efficient renovations or the acquisition of sustainable properties, offering customized financing and guidance.
Dependencies:
Achieving further reductions depends on technical advances and policy measures such as incentives for building efficiency
and non-fossil-fuel
heating systems.
We will
continue collaborating
with government
and industry
peers to align on required actions.
Fossil fuels (coal, oil and gas)
Relevance:
Our fossil fuel portfolio is
concentrated among a small number of
corporate clients in the Investment
Bank
and Personal & Corporate Banking, with limited exposure from Global Wealth Management.
Progress:
Our
2030
target
requires
a
70%
reduction
in
absolute
financed
emissions.
This
exceeds
the
percentage
reduction implied by
the IEA NZE
by 2050 scenario
(34% reduction by
2030). By the
end of 2024,
our estimated financed
emissions decreased by
83% against
the 2021
baseline, totaling
10.9 million metric
tons of
CO
2
e. Between
2021 and
2022, emissions fell by 29%, primarily driven by an overall reduction in the financed portfolio and a significant decrease in coal exposure. In 2023,
several loans were classified as
non-core and, by 31 December
2023, were no longer held
in
line with the
Group’s strategy,
driving the remaining
reduction for that
year. In 2024,
the additional reduction
was mainly
driven by
an overall
reduction in
the financed
portfolio. Our
estimated financed
emissions are
78.1% below
the 2024
level of our indicative trend line to 2030 (49.6 million metric tons of CO
2
e).
Outlook:
We do not expect similar reductions over the
next few years for the remaining concentrated portfolio.
We will
continue to finance clients in line with our sustainability and climate risk policy framework.
Dependencies:
Achieving our
target requires
collaboration across
private and
public sectors,
given the
continued reliance
on fossil fuels for energy security and affordability in many regions.
Power generation
Relevance:
Our power generation
portfolio spans corporate
clients across
the Investment Bank,
Personal &
Corporate
Banking and Global Wealth Management.
Progress:
Our 2030 target requires
a 60% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the
IEA NZE
by 2050
scenario. By
the end
of 2024,
our estimated
portfolio emissions
intensity decreased
by 55%
against
the 2021
baseline, reaching
152 kg
CO
2
e
per MWh,
primarily driven
by a
reduced exposure
to
high
carbon-
intensity
clients. In
Personal &
Corporate
Banking,
clients
with
a
significant
share of
renewable energy
production in
Switzerland also contributed
to our emissions
intensity being below
the IEA benchmark.
Our estimated emission
intensity
is 43.8% below the 2024 level of our indicative trend line to 2030 (271.3 kg CO
2
e per MWh).
Outlook:
We expect a further decrease in intensity based on clients’ disclosed decarbonization commitments, assuming those plans are fully implemented. We aim to support our
clients in their low-carbon transition and continue to provide financing in line with our sustainability and climate risk policy framework.
We expect the reduction of non-core loans to
contribute to a further decrease in portfolio intensity.
Dependencies:
Progress continues to be dependent
on policy frameworks and incentives,
alongside global investment
in clean energy. Recent data indicates
that investments of around USD 2.2trn per
annum are going toward clean energy,
representing two thirds of global energy investments.
Spending on low-emissions power generation has almost
doubled
over the
past five
years. This
increase is
driven not
only by
emissions reduction
targets but
also a
variety of
economic,
technology, industrial and energy security considerations.
›
Refer to “World Energy Investment 2025” available at iea.org/reports/world-energy-investment-2025, for more information

Annual Report 2025 |
Sustainability Statement | Environmental information

Iron and steel
Relevance:
Our iron
and steel
portfolio is
concentrated among
a small
number of
corporate clients
in the
Investment
Bank and Personal & Corporate Banking, with limited exposure from Global Wealth Management.
Progress:
Our 2030 target requires
a 27% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the
IEA NZE
by 2050
scenario. By
the end
of 2024,
our estimated
portfolio emissions
intensity decreased
by 14%
against the
2021 baseline,
reaching 1.50
metric tons
of CO₂
per metric
ton of
steel. This
represents a
higher intensity
than in 2023, when the portfolio was
20% below the baseline. The year-on-year
increase results from a shift in portfolio
composition, where exposure decreased to
clients with comparatively lower emissions
intensity. Our estimated emissions
intensity is 5.7% below the 2024
level of our indicative trend line
to 2030 (1.59 metric tons CO
2
per metric ton of steel).
Outlook:
We expect a further decrease in intensity based on clients’ disclosed decarbonization commitments, assuming those plans are fully implemented. We aim to support our
clients in their low-carbon transition and continue to provide financing in line with our sustainability
and climate risk policy framework. This
can include supporting production shifts
that reduce
reliance on
coal and
by promoting
increased scrap
use, direct
reduction processes
and electric
arc furnace
technologies.
Dependencies:
Achieving
sector-wide
progress
depends
on
the
commercialization
and
scaling
of
low-carbon
steelmaking technologies, supported by research, development and robust policy incentives.
Cement
Relevance:
Our cement portfolio
consists of corporate
clients in Personal
& Corporate Banking
and the Investment
Bank.
Progress:
Our 2030 target requires
a 24% reduction in
emissions intensity, in line
with the percentage reduction
implied
by the
IEA NZE
by 2050
scenario. By
the end
of 2024,
our estimated
portfolio emissions
intensity decreased
by 4%
against
the
2021
baseline,
reaching
0.61
metric
tons
of
CO
2
per
metric
ton
of
cementitious
material,
primarily
driven
by
improvements among existing clients.
Our estimated emissions intensity
is 4.2% above
the 2024 level of
our indicative
trend line to 2030 (0.59 metric tons of CO
2
per metric ton of cementitious materials).
Outlook:
We consider
our main
clients in
the cement industry
to be
among the
leaders in
sustainability performance,
with
strong
disclosures
and
externally
verified
emissions
reduction
targets,
including
interim
2030
goals.
We
aim
to
support our
clients in
their low-carbon
transition and
continue to
provide financing
in line
with our
sustainability and
climate risk policy framework.
This can include increasing
exposure through sustainability-linked
products or project ring-
fencing and providing advisory
support on transactions such as
asset acquisitions, business line disposals,
equity raising
and share buybacks.
Dependencies:
Sector progress
depends on
technological innovation and
policy frameworks, as
production emissions
intensity has remained largely flat in recent years, underscoring the need for disruptive solutions.
Our approach to measuring facilitated emissions from our capital markets business
Our
role
in
capital
market
transactions
helps
our
clients
access
capital
for
their
businesses.
We
recognize
that
these
activities
can
influence
real-economy
emissions
and
therefore
we
consider
it
important
to
monitor
and
disclose
the
emissions
associated
with
transactions
we
facilitate.
The
Investment
Bank
offers
clients
access
to
the
primary
and
secondary public capital markets and private capital transactions.
Facilitated emissions differ from financed emissions in two respects: they are off-balance sheet, reflecting services rather than financing, and they
relate to short-term transaction involvement
rather than long-term loan
exposure. In line with
industry guidance, we distinguish between on-balance sheet “financed” and off-balance sheet “facilitated” emissions.
By disclosing
facilitated emissions
for public
capital markets
transactions, we
aim to
provide transparency
on the
emissions
linked
to
our
capital
market
activities.
These
emissions
are
calculated
in
accordance
with
the
PCAF
Global
GHG
Accounting and Reporting Standard
– Part B
Facilitated Emissions (first version,
December 2023), which
covers primary
capital market issuance activities including public equity
capital markets and public debt capital markets where
we acted
as, among others, lead bookrunner, lead manager or
co-manager. We continue to monitor emerging industry guidance
and
target-setting
methodologies
for
facilitated
emissions.
Facilitated
emissions
for
the
2025
reporting
year
are
not
presented due to the inherent time lag in emissions data availability.
In
2025,
we
expanded
our
coverage
beyond
carbon-intensive
sectors
to
include
all
non-financial
corporate
sectors,
revising
2023
figures
accordingly,
aligning
the
scope
of
our
facilitated
emissions
reporting
with
that
of
our
financed
emissions disclosures. This provides a more
complete view of the emissions associated
with our capital markets activities.
We include apportioned
scope 1
and 2 emissions
of facilitated
counterparties. In
addition, scope 3
emissions of facilitated
counterparties
are
included
for
the
fossil
fuels
(coal,
oil
and
gas),
automotive
and
agriculture
sectors.
For
facilitated
counterparties in other sectors, scope 3 emissions are excluded due to data quality limitations.
It is
important to
note
that facilitated
emissions are
influenced by
annual transaction
volumes and
our market
share,
which can vary year to year. In 2024, for the selected carbon intensive sectors where we report scope 1 and 2 facilitated emissions,
the
overall
facilitated
amount
declined,
resulting
in
a
corresponding
decrease
in
scope
1
and
2
facilitated
emissions. For
the sectors where
scope 3
emissions are
included, specifically
fossil fuels
(coal, oil
and gas)
and automotive,
the underlying facilitated amount increased, leading to a rise in scope 3 facilitated emissions.

Annual Report 2025 |
Sustainability Statement | Environmental information

Beyond
reporting
our
facilitated
emissions,
we
review
and
assess
Global
Banking
transactions,
employing
a
robust
business selection
process for
mandates that
are accepted.
We conduct
an annual
assessment of
the proximity
of our
products and services to sustainability
and climate risks as part
of risk control self-assessment. Capital
markets activities
fall within
our sustainability
and climate
risk policy
framework, enabling
us to
identify and
manage potential
adverse
impacts on
climate, nature,
the environment
and human
rights, as
well as
associated risks
that may
affect us
and our
clients.
Facilitated emissions reporting (UBS Group)
1
For the year ended
31.12.24 31.12.23
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
PCAF
score,
scopes 1
and 2
3
PCAF
score,
scope 3
3,4
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Facilitated
amount
(USD bn)
Facilitated
emissions,
scopes 1
and 2
(million
metric t
CO
2
e)
Facilitated
emissions,
scope 3
(million
metric t
CO
2
e)
4
PCAF
score,
scopes 1
and 2
3
PCAF
score,
scope 3
3,4
Facilitated
intensity
(million
metric t
CO
2
e / USD
bn)
Selected carbon-intensive
sectors
2
4.8 0.6 2.1 2.4 2.5 0.55 6.5 1.3 1.8 2.2
6
2.5
6
0.46
Other non-financial
corporates
5
36.7 0.5 0.4 2.7 2.5 0.02 33.8 0.5 0.3 3.0 2.4 0.02
Total non-financial
corporates
5
41.5 1.1 2.5 2.7 4.2 0.09 40.4 1.8 2.1 2.9 4.2 0.10
Public administration,
financial and insurance
activities
87.0 83.8
Total facilitated amount 128.5 124.2
1
This table includes data derived from data provided under license by ION. ION retains and reserves all rights in such data.
2
Selected carbon-intensive sectors are the following: fossil fuels (coal, oil and gas), power generation, iron
and steel, aluminum,
cement, automotive and
air transportation.
Refer to the
sector approach in
the “Supporting our
financing clients’ low-carbon
transition” in
this section of
this Sustainability
statement for more information about the parts of the value chain within the relevant scope of the sectors.
3
The PCAF data quality scores are weighted by the facilitated amount.
4
Scope 3 emissions are reported
for fossil fuels,
agriculture and
automotive sectors.
5
From 2024
reporting, we
expanded our
coverage beyond
carbon-intensive sectors
to include
all non-financial
corporate sectors,
aligning the
scope of
our
facilitated emissions reporting with that of our financed emissions disclosures. Facilitated emissions,
PCAF scores and facilitated intensity have been calculated for 2023 for comparative purposes.
6
The 2023 PCAF
scores for scopes 1 and 2 and for scope 3 were updated following a methodology change introduced by our third-party data provider; the previously reported values were 1.6 (scopes 1 and 2) and 1.7 (scope 3).
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting , for more information
›
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-reporting , for more information about our methodology to calculate facilitated emissions
Supporting our investing clients’ low-carbon transition
We
remain
committed
to
supporting
our
investing
clients
in
the
transition
to
a
low-carbon
world,
in
line
with
the
obligations to our
clients. These include our
fiduciary duties as
an investment manager
and the terms
of the mandates
agreed with clients.
In 2025, we
continued to deliver
on the key
strategic actions identified
in 2024, presented
below.
Our
approach
focuses
on
providing
our
clients
with
choices
through
our
climate-related
solutions
and
engagement
activities.
It
should
be
noted
that
not
all
these
actions
are
relevant
to
both
Asset
Management
and
Global
Wealth
Management, or to all regions within these divisions, and progress on these actions may not be linear or simultaneous.
1. Expanding climate-related strategies, products and solutions
We develop and enhance our platform of climate-focused investment strategies and products, offering clients access to
solutions that align
with their transition
goals and
enabling the shift
of capital
toward opportunities
that align with
or
support the transition to a low-carbon economy.
2a. Engaging investee companies (Asset Management only)
Through
stewardship,
we
encourage
companies
to
adopt
credible
transition
plans
and
manage
financially
material
climate-related risks and opportunities.
2b. Collaborating with third-party fund managers
1
We work with third-party fund managers to understand their climate transition plans and approaches to climate-related risks
and
opportunities
and
collaborate
on
the
development
of
climate-related
solutions,
where
the
legal
framework
allows.
3. Supporting clients through education and portfolio transparency
We provide
thought leadership,
education sessions,
portfolio construction
tools and
transparency tools
to help
clients
identify
climate
risks
and
transition
opportunities,
enabling
informed
investment
decisions
aligned
with
their
climate
objectives.
4. Providing employees with training, tools and information
We
offer training
to
our employees
to integrate
climate considerations
into
client advice
and portfolio
management,
ensuring support for clients navigating the transition in accordance with their climate objectives.
1
Although only Global Wealth Management reports
on the specific action of
“Collaborating with third-party fund managers” in
this section, it should be
noted that Asset Management also
carries out such collaboration.
Detailed actions for Asset Management are not presented separately, as these activities are embedded within its broader investment and oversight processes.

Annual Report 2025 |
Sustainability Statement | Environmental information

5. Engaging with policymakers
1
We participate
in discussions
on key
topics such
as regulations
and policy
development, advocating
for standards
that
support effective investment approaches to climate issues and the broader transition economy.
Details by business division on each strategic action are provided below.
›
Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for an overview of our
relevant Group initiatives, beyond the specific actions outlined below for Asset
Management and Global Wealth Management
Asset Management
Asset Management provides choice
to enable clients to
pursue their climate goals.
We commit that all
clients’ net-zero
ambition portfolios
align with
the Paris
Agreement with
interim targets
by latest
2035.
2
Asset Management
manages
USD 111.5bn in net-zero ambition portfolios as at year end 2025 (compared with USD 64.4bn in 2024).
3
Our climate-related policies, guidelines and frameworks
In
addition
to
the
Group-wide
policies,
guidelines
and
frameworks,
Asset
Management
also
applies
specific
policies,
guidelines and framework.
The Asset Management Approach to Sustainable Investing
describes the divisional implementation of sustainability
and
builds on the
Group Sustainable Investing
Policy
. It determines
how investment approaches
relating to ESG
integration
and sustainable and impact
strategies are implemented across
the business, including the
approach to climate changes
across investment
strategies. The
document also
describes Asset
Management’s exclusion
approach and
the scope
of
application, and
the approach
to stewardship,
which highlights
the activities
undertaken to
monitor and,
where necessary,
intervene
on
matters
that
may
affect
the
long-term
value
of
investee
companies.
The
document
is
owned
by
Asset
Management’s Sustainable Investing team
and is applicable to all
of Asset Management’s employees
globally involved in
the processes of manufacturing, distributing, labelling, marketing or promoting investment products or services that are positioned as sustainable
investing. In addition,
the
Asset Management Proxy
Voting Policy
sets out the
requirements and
standards for
employing voting
rights on
behalf of
clients conforming
with Asset
Management‘s philosophy
of good
corporate governance.
The
Asset
Management Net
Zero
Alignment Framework
has
been established
to
guide the
internal classification
and
development of
products and
solutions meeting
the needs
of
clients for
net-zero ambition
investing. The
framework
describes a
range of
methodologies for
determining the
net-zero ambition
of investment
products and
covers investments
in public equities and corporate bonds, sovereign bonds, direct real estate, carbon markets and private debt.
›
Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for an overview of our
Group-wide policies, guidelines and frameworks
›
Refer to ubs.com/ch/en/assetmanagement/capabilities/sustainable-investing for more information about Asset Management’s
approach to sustainable investing
Climate-related investing metrics
The table
below provides
metrics related
to the
investments of
the Asset
Management division. Investment-associated
emissions are
provided based
on the
recommendations of
the Task
Force on
Climate-related Financial
Disclosures (the
TCFD) and are
derived from
the GHG emissions
(scopes 1 and 2)
attributed to the
issuers and the
positions within the
investment portfolios
we manage.
The metrics
are calculated
for portfolios
where emissions
data is
available in
our equity,
fixed income
and multi-asset
portfolios, accounting
for 53%
of the
total invested
assets of
Asset Management
(compared
with 48% in 2024).
The table below shows the progression of
carbon metrics for Asset Management and for
the equities and fixed income
asset classes.
Higher absolute
carbon emissions
reflect a
combination of
growth in
overall invested
assets and
an increased
scope of portfolios for which carbon metrics can be calculated. Overall carbon intensity measures declined during 2025, consistent with market movements reflected in
major investment indices, adjustments to the portfolios
offered to clients
and portfolio-level changes made on behalf of Asset Management clients.
1
Although only Asset Management reports on the action of “Engaging with policy makers”
in this section, it should be noted that our Group-wide activities on engaging with industry, government and the public sector
also cover Global Wealth Management. Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for further details.
2
The stated net-zero commitment is portfolio-based in line with client agreements and not linked to invested assets-based targets.
3
The scope of assets with net-zero ambition for
2025 is Asset Management. For 2024, Credit Suisse portfolios were in the process of being assessed in
the context of Asset Management’s net-zero alignment framework and were therefore excluded from this metric’s reporting.

Annual Report 2025 |
Sustainability Statement | Environmental information

Climate-related investing metrics – portfolio emissions (Asset Management)
1,2
For the year ended
31.12.25 31.12.24
Asset Management investment-associated carbon emissions
Carbon emissions (absolute in million metric tons of CO
2
e) 70.0 54.8
Carbon intensity (in metric tons of CO
2
e per USD m invested) 48.3 56.5
Carbon intensity (in metric tons of CO
2
e per USD m of revenue or GDP)
3
94.8 101.2
Equities Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested) 33.1 38.5
Carbon intensity (in metric tons of CO
2
e per USD m revenue) 86.8 90.4
Fixed income Asset Class
Carbon intensity (in metric tons of CO
2
e per USD m invested) 93.9 108.3
Carbon intensity (in metric tons of CO
2
e per USD m revenue or GDP)
3
112.5 130.9
1
Based on data for scope 1 and 2 greenhouse gas emissions of investee companies from a third-party data provider and positions held in investment portfolios.
2
2025 figures include Credit Suisse portfolios which
have been migrated onto UBS platforms.
As the process was carried out in waves,
these portfolios were only partially included in 2024.
3
Carbon intensity revenue measures comprise a combination based on the
revenue of corporate issuers and the share of GDP of sovereign issuers.
›
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-reporting , for more information about our climate-
related investing metrics
Our key climate-related actions
Asset Management aims to manage
its climate-related impacts and
realize opportunities through the
actions described
below.
These actions
are
only partially
and indirectly
connected to
the investment-associated
emissions we
report for
Asset Management and for the selected asset classes.
Action 1: Expanding climate-related strategies, products and solutions
Asset
Management has
a
broad
sustainable investing
product
shelf,
which
includes traditional
and
alternative funds,
exchange-traded
funds and
mandates
with broad
sustainability
and climate
orientations.
Examples
of such
products
include
strategies that invest
in climate solutions, the
energy transition,
green bonds, transitioning
real estate and more. To
meet
our clients’
preferences and
demands, we
continuously
review our
suite of sustainability
and climate-related
portfolios.
In 2025,
we expanded
our offering
primarily in
net-zero real
estate, active
equities, corporate
fixed income
and rules-
based strategies.
This included
expanding our
Climate Aware
fund range.
For Swiss
institutional clients,
new launches
included the Equities World ex CH Small Caps Climate
Aware and the Equities Emerging Markets Climate Aware funds.
With
these
additions,
Swiss
institutional
investors
can
now
invest
in
four
Climate
Aware
net-zero-aligned
equity
benchmark
universes: Switzerland,
developed markets
ex
Switzerland
(large
caps), developed
markets
ex
Switzerland
(small caps) and emerging markets.
We
also
developed
customized
decarbonization
mandates
with
interim
2030
targets,
designed
to
achieve
40%
decarbonization by 2030
compared with 2019.
These mandates
include a
rules-based equity strategy,
an active
equity
strategy and an active fixed
income strategy. We also collaborated
with a leading index provider
to create custom indices
that
reflect
individual
client
expectations.
These
indices
combine
Paris-Aligned
Benchmark
(PAB)
criteria,
activity
and
norms-based
exclusions,
positive
screening
aligned
with
the
UN
Sustainable
Development
Goals
(SDGs)
and
environmental, social and governance (ESG) ratings.
The table below shows
progress related to total
assets with a net-zero
ambition. The growth in
invested assets for net-
zero
ambition portfolios
was
mainly
driven by
the
formalization of
net-zero
objectives
for existing
portfolios. Foreign
exchange
effects,
positive
market
performance
and
net
new
money
also
contributed
to
this
increase.
In
2025,
we
extended the availability of net-zero ambition portfolios across additional asset classes, such as active equities
and fixed
income, reflecting
both the
introduction of
new strategies
and enhancements to
existing portfolios. This
also included
expanding our real estate
offering. As a result,
our growing net-zero ambition
offering is increasingly comprehensive
and
better positioned to provide clients with choices across a diversified net-zero shelf of investment options.
Climate-related investing metrics: Opportunities – net-zero ambition investing (Asset Management)
For the year ended
31.12.25 31.12.24
Assets with documented net-zero ambition (USD bn)
1
111.5 64.4
Net-zero ambition assets share of total invested assets (%) 5.3 3.6
1
The scope
of assets
with net-zero
ambition for
2025 is
Asset Management.
For 2024,
Credit Suisse
portfolios were
in the
process of
being assessed
in the
context of
Asset Management’s
net-zero alignment
framework and were therefore excluded from this metrics reporting.
Action 2: Engaging investee companies
Asset Management has maintained a
dedicated climate engagement program for over
seven years,
focusing on investee
companies in listed
equity and corporate
fixed income investment
portfolios where climate change
represents a potential
investment risk.
This program
supports our
ambition to
protect and
enhance the
value of
our clients’
investment portfolios
in line
with our
fiduciary duty.
The engagement
is guided
by company-specific
engagement objectives,
an evidenced-
based
research
framework
and
sector-specific
standards
addressing
governance,
corporate
transition
plans
and
decarbonization levers.
In 2025,
Asset Management
strengthened
its proxy
voting approach
to reinforce
engagement
efforts
which are
undertaken
to
protect the
financial aspects
of
investments in
companies with
elevated levels
of
climate change
risk. This
involved
identifying
larger companies
in selected
sectors that
fall short of
basic expectations
on managing
climate transition-related
risks.
In these cases
Asset Management
may vote
against directors
due to these
climate strategy
considerations.

Annual Report 2025 |
Sustainability Statement | Environmental information

In Asset Management’s real assets business, active ownership relating to climate change is integrated, where applicable,
into the
management of
its funds,
and is
implemented throughout
the ownership
cycle of
an underlying
investment,
from development or acquisition to ongoing asset management, renovation, maintenance and sale.
Action 3: Supporting clients through education and portfolio transparency
Asset Management recognizes that its approach
to climate change investment is determined by
clients’ choices. That is
why it aims to help clients achieve their climate
objectives by partnering with them on climate risk management and by providing
information
on
evolving
practices
for
portfolios
with
climate
objectives.
This
includes
supporting
climate-
oriented
portfolio
construction,
where
applicable,
through
internal
transition
readiness
assessment
methodologies,
transparency on climate-relevant metrics and thought leadership.
In 2025, Asset
Management supported clients
in various ways,
reflecting the specific
needs of the
clients involved. For
example, it helped a central
bank in Europe to understand
the complex and diverse Paris-aligned
benchmark landscape
in terms
of index
providers and methodologies.
We partnered with
the client
to support
the design
of a
custom index
solution.
During the
year, Asset
Management also
published thought
pieces and
guidance. They
include
Oil &
gas: the
case for
higher
returns
,
A
climate-driven
investment
approach
,
Harnessing
climate
data
,
and
A
focus
on
climate
can
achieve
multiple investor goals .
Action 4: Providing employees with training, tools and information
To support clients in
the low-carbon
transition, Asset
Management equips
employees with
training, tools
and information
aligned with its sustainable investing goals. In 2025,
Asset Management delivered internal presentations on
sustainable
investing topics, including climate
change, and offered targeted training sessions.
We continued role-specific knowledge
development
through
the
Berkeley
UBS
external
certification
program
and
conducted
regulatory
learning
sessions
educating investment professionals about sustainable investing regulatory and greenwashing risks.
Action 5: Engaging with policymakers
Asset
Management engages
with
policymakers such
as
regulators
and
governments to
provide
input
into
policy and
regulation ultimately seeking to support the development of well-functioning markets.
With respect
to
climate
issues, Asset
Management engages
with key
stakeholders such
as
national and
international
policymakers
through
industry
forums
such
as:
The
European
Fund
and
Asset
Management
Association’s
ESG
&
Stewardship Standing Committee, the
UK Investment Association’s Sustainability
& Responsible Investment Committee
and the Asset Management Association Switzerland’s Expert
Committee Sustainable Finance. In the Asia Pacific
region,
Asset Management is a member of the Asia Securities Industry and Financial Markets Association’s ESG Committee and
the
Australian
Financial
Services
Council’s
ESG
Working
Group.
Recent
focus
topics
included
the
EU’s
Omnibus
Regulation,
the
Swiss
Stewardship
Code
and
Swiss
Climate
Scores,
and
the
evolution
of
sustainable
investing / ESG
product regulations and regimes.
Global Wealth Management
Global Wealth Management is a
distributor of investment solutions,
including those that focus
on climate. We recognize
that
some investors
may have
decarbonization ambitions
or
an interest
in investing
in the
transition to
a
low-carbon
world. That is
why we aim
to provide
a range of
solutions for private
investors and family
offices to address
their own
decarbonization targets where
possible. We may
seek to do
this through allocations
to climate-related solutions
in our
discretionary mandates, where relevant
and available, and by
curating climate investment options
for advisory portfolios.
Our approach combines
offering a range
of credible solutions
with building investor
awareness, driving innovation
across
asset classes
and strategies
and equipping
investors with
the tools
to understand
their portfolios
in a
climate context.
However, the available solutions, approaches and climate-related data and information will differ by region.
Aligned to
our overall
approach to
supporting our
investing clients,
Global Wealth
Management has
implemented Group-
wide policies, guidelines and frameworks, supported by targeted actions.
›
Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for an overview of relevant
policies, guidelines and frameworks
Our key climate-related actions
Global
Wealth
Management
aims
to
manage its
climate-related
impacts
through
the
actions
described below.
While
these actions may not
always result in directly measurable
emissions reductions, they are
designed to enable
and support
such reductions over time.
Action 1: Expanding climate-related strategies, products and solutions
Global Wealth
Management aims
to support
climate change
mitigation by
providing options
for private
investors and
family offices to address their
decarbonization objectives. In
2025, Global Wealth Management continued
to expand the
number of investment solutions across asset classes and strategies. Highlights included:
–
launching the third iteration of the Climate
Innovation Fund, its flagship climate technologies venture capital fund of
funds;
–
onboarding a range of transition-focused long-only equity and fixed income funds; and
–
repositioning the existing transition-focused MyWay module to align with the transition framework published by
our
Chief Investment Office.

Annual Report 2025 |
Sustainability Statement | Environmental information

We believe that the transition to a low-carbon world requires a diversified approach, where investments in clean energy infrastructure
and
green
technologies
are
complemented
by
effective
and
credible
shareholder
and
bondholder
engagement with
high-emitters. Therefore,
we allocate
a portion of
our discretionary
portfolios to
impactful engagement
strategies,
including
those
that
invest
in
companies
with
the
objective
of
driving
decarbonization,
and
regularly
collaborate
with
these
managers
with
regard
to
their
impact
measurement
and
reporting
capabilities.
In
2025,
we
onboarded an engagement fund that targets decarbonization of high climate impact sectors.
Action 2: Collaborating with third-party fund managers
Global Wealth Management works closely with third-party fund managers on developing new sustainability and climate solutions,
where
relevant
and
permitted
by
legal
frameworks. It
aims
to
identify
relevant
and
compelling
investment
opportunities and
credible tools
and support
the launch
of new
solutions where possible
and relevant
for client
portfolios.
In 2025, Global Wealth Management engaged
with many of its fund
management partners to understand how
they are
expanding their transition offering.
It also hosts regular
“innovation sessions” with managers on
its platform to discuss
market trends, development ideas and new strategies. These sessions include a focus on sustainability and transition.
Action 3: Supporting clients through education and portfolio transparency
Global Wealth Management aims to support clients advance their climate objectives and deepen their understanding of how
their
portfolios
align
with
these
goals
through
education,
investment
research,
thought
leadership,
portfolio
construction and
transparency.
Its investment
specialists provide
investment insights
to clients
and advisors
on various
climate-related and transition-investing topics, given the importance of climate change for capital markets and business
models. This includes incorporating
climate considerations into portfolios,
setting portfolio decarbonization targets
and
building exposure to carbon markets.
In 2025,
Global Wealth
Management continued to
provide coverage of
climate-related investing topics
in publications
for private clients. Our Chief Investment Office published:
–
Its framework for investing
in the transition to
a low-carbon economy, identifying
different ways for clients
to invest
in the transition and related opportunities across sectors;
–
a publication on opportunities for climate solutions in venture capital; and
– continued coverage of opportunities in renewable energy infrastructure.
Climate and the transition
also remain a central
part of the broader coverage
of our Chief Investment
Office, featured in:
–
The annual sustainable
investing outlook,
identifying key sustainable
investing opportunities
for 2025, highlighting
the
transition as a key theme for 2025;
–
periodical sustainable
investing publication
and event
coverage (e.g.
New York
Climate Week,
COP30, Hong
Kong
Green Week);
–
continued
coverage
of
key
long-term
investment
themes,
as
well
as
the
Transformational
Innovation
Opportunity
associated with “Power and Resources”.
Global Wealth
Management activated
this content internally
and externally through
a variety of
channels, including
video
content, social media campaigns, podcasts in collaboration with industry partners and through UBS’s website.
To further enhance transparency, Global Wealth Management began the rollout of the Sustainable Investing Lab (the SI
Lab) in
some regions,
with broader
availability planned
for next
year. The
SI Lab
and the
reporting capabilities
provide
advanced sustainability and climate-related insights for clients, advisors, portfolio managers and investment specialists.
Since the Swiss Climate Scores were introduced in 2023, Global Wealth Management has continued to provide advisors with
related
content
through
its
platform.
It
has
also
incorporated
key
environmental
statistics
into
the
after-sales
materials for relevant investment modules offered to clients.
Action 4: Providing employees with training, tools and information
Global Wealth Management
continues to strengthen
employee capabilities on climate
and transition topics by
offering
an education
curriculum covering
sustainability and
sustainable investing
topics in
certain regions and
access to
our newly
launched SI Lab
providing tools to
better understand
sustainability and
climate-related data on
investee companies,
funds
and portfolios.

Annual Report 2025 |
Sustainability Statement | Environmental information

Reducing our own climate impact
To reduce our own climate impact,
we have implemented clear governance, policies,
guidelines and frameworks, targets
and actions.
Governance
Responsibility for managing environmental
and climate-related impacts across our
operations and supply chain is
held by
Group Real
Estate and
Supply Chain
(GRESC), which
reports to
the Head
Group Human
Resources and
Corporate Services.
GRESC
collaborates
closely
with
the
Group
Technology,
responsible
for
minimizing
technology-related
environmental
impacts from hardware, data centers and cloud environments.
GRESC ensures
that all
activities comply
with local
legislation and
are aligned
with international
standards, specifically
ISO 14001
globally and
ISO 50001
in the
EMEA region,
as outlined
in our
manual for
our environmental
and energy
management systems.
Through these
efforts, and
with Group
Technology’s focus
on optimizing
technology infrastructure
and implementing energy efficiency
measures, we continue to
reduce our overall environmental
footprint and advance
our sustainability objectives.
›
Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for further information
about our manual for our environmental and energy management systems and additional Group
-wide policies, guidelines and
frameworks
Our operational climate-related targets
Our scope 1 and 2 net-zero target
Established in 2024,
the scope 1 and
2 net-zero target
remains central to
our climate transition
plan. Across all
our global
own operations, we aim
to reduce our
scope 1 and market-based scope 2
emissions by at least
90% against our 2023
baseline of
46,278 metric
tons of
CO
2
e by
2035, before
neutralizing any
residual
emissions through
the purchase
of
carbon removal credits.
As part
of the pathway
toward 2035, we
set a
2030 interim
target to
reduce scope 1
and market-
based scope
2 emissions
by 57%
against our
2023 baseline. This
interim target is
a gross
target and
does not include
GHG removals, carbon credits or avoided emissions. Emissions covered by our target are fully aligned with the inventory boundaries used for our greenhouse gas emissions reporting.
For 2025,
our combined
scope 1 and
market-based scope 2
emissions totaled
24,151 metric
tons of
CO
2
e, compared
with 30,287
1
metric tons
of CO
2
e for
2024, representing
a 48%
reduction from
our 2023
baseline and
20% year-on-
year. Separately:
–
scope 1
emissions
totaled
14,690
metric
tons
of
CO₂e,
compared
with
18,636
1
metric
tons
of
CO₂e
for
2024,
a
reduction of 29% from the baseline and 21% year-on-year; and
–
market-based scope 2 emissions totaled 9,462
metric tons of CO₂e, compared
with 11,651
1
metric tons of CO₂e for
2024, a reduction of 63% from the baseline and 19% year-on-year.
When developing the scope 1
and 2 net-zero target,
we reviewed sectoral net-zero
pathways (e.g. real estate)
but found
none
fully
reflected
the
structure
of
our
operations.
We
followed
the
latest
guidance
from
the
Science
Based
Target
initiative
(the
SBTi)
and
use
its
Absolute
Contraction
Approach,
2
aligned
with
limiting
global
warming
to
1.5°C.
Demonstrating our commitment to
climate action, we have
set a more ambitious
target, aiming to achieve
net zero by
2035, well
ahead of 2050,
the deadline under
the SBTi Absolute
Contraction Approach. Although
our net-zero target
and trajectory have not been externally
assured, the baseline and subsequent greenhouse
gas emissions inventories are
verified according to ISO 14064 standard.
It is
important to
note that
business growth
and technological
advancements may
lead to
changes in
workforce size,
which could impact real estate and service-related needs. The continued advancement of low-emission technologies for space heating, and
countries’ net-zero commitments
are expected to
positively impact the
achievability of our
target. The
impact of heating system types and building envelope quality is accounted for in our emissions calculations through the measured
energy
consumption
for
a
specific
building
coupled
with
the
emission
intensity
for
the
respective
heating
system. Where measured
data is not
available, we use
estimates based on
comparable information. We
recognize that
the impact
of such
developments is
difficult to
quantify in
the forecast
and therefore
needs to
be closely
monitored.
Projections of real
estate demand changes
will be factored
into the annual
model review to
ensure early course
correction
if required.
Another factor
that will
impact target
achievement is
the availability
of renewable-source
electricity in
line
with RE100 requirements as production may not necessarily keep pace with an increase in global demand.
From
2026
onward
(as
part
of
our
beyond
value
chain
commitment),
we
will
voluntarily
retire
technological
carbon
removal
credits
annually
to
match
our
full
scope 1
emissions
by
2030,
scaling
in
line
with
our
declining
emissions
trajectory.
1
GHG emissions and certain activity data for 2024
were revised, mainly due to improved data availability.
As a result of this revision our previously
reported 2024 direct greenhouse gas emissions
(scope 1) increased
from 18,168 t CO
2
e to 18,636 t CO
2
e and indirect market-based greenhouse gas emissions (scope 2) decreased from 12,107 t CO
2
e to 11,651 t CO
2
e.
2
As per the SBTi Corporate Net-Zero Standard Criteria v1.2, March 2024.

Annual Report 2025 |
Sustainability Statement | Environmental information

Our energy reduction target
Alongside
our
scope 1
and
2
net-zero
target,
we
aim
to
reduce
our
absolute
energy
consumption
by
35%
by
2030
compared with
our 2023
baseline of
755 GWh.
The ambition
level of
this target
was determined
through forecasting
the
expected
energy
usage
reductions
resulting
from
the
implementation
of
the
relevant
decarbonization
levers
and
actions described below.
In 2025, our absolute energy consumption totaled 613 GWh, compared with 684 GWh
1
in 2024, a reduction of 18.8%
from our baseline
and of 10.3%
year-on-year. Our energy reduction
efforts also help
mitigate the risk
of not achieving
full renewable electricity sourcing as market challenges may arise.
Our renewable electricity target
We maintain our
commitment to sourcing
100% of the
electricity we use
from qualifying renewable
generation by 2026,
in line with RE100
technical guidance, in markets where
credible renewable electricity generation
and tracking systems
exist. In
2025, this
excluded the
Bahamas and
Qatar,
where
such systems
are
not yet
available. In
2025, we
sourced
99.7% of our electricity from renewable sources, compared with 99.8% in 2024.
Target considerations and monitoring progress
Our
operational
climate-related
targets
continue
to
be
led
and
managed
by
GRESC
in
collaboration
with
Group
Technology. 2023 was
selected as the
baseline year for our
net-zero and energy reduction
targets, in line with
industry
guidance and best practices,
and reflecting material changes
for the Group. The
baseline year reflects the
first full year
of operations
following the
acquisition of
the Credit
Suisse Group,
ensuring that
the organizational
perimeter, activity
levels and emissions sources
of the combined
entity are fully and
consistently represented. As a
result, 2023 provides a
stable
and
representative
reference
point
for
measuring
progress
toward
our
targets.
We
actively
engaged
relevant
stakeholders
in
the
development
of
these
targets
by
collecting
strategic
assessments
from
topic
experts,
regional
representatives and real
estate managers. Progress
is disclosed annually,
targets are reviewed
at least every
five years and,
from 2030 onward, base years and target values will be
updated every five years to reflect the latest climate science and best practices.
For
the
energy
consumption
and
related
scope 2
emissions
inventory,
where
measured
data
could
not
be
obtained,
estimates are included based on comparable measured information.
It is important to note that
progress toward our targets may
not be linear, as annual
results can fluctuate due to
changes
in operational activity, business growth, technology evolution, workforce dynamics and energy market conditions. These
factors can influence real estate and service-related needs.
We regularly assess them as part of our annual planning and
monitoring process to
enable timely
course correction. The
availability of renewable-source
electricity remains a
critical
enabler of our progress, and we continue to ensure procurement in line with RE100 requirements.
We continue to implement energy efficiency measures across our real estate and data centers, ensure renewable-source electricity
use
and
embed
low-carbon
practices
across
our
operations
and
technology.
These
efforts
advance
our
decarbonization impact and demonstrate our
ongoing commitment to achieving our
operational climate-related targets.
Decarbonization levers and key actions underpinning our operational targets
To deliver on our operational climate-related targets outlined above and manage our climate-related impacts in our own
operations, we identified a set
of decarbonization levers and corresponding
actions across our real estate
operations and
service portfolio.
These levers
represent categories
of mitigation
actions, providing
the framework
for structuring
and
implementing our actions.
Lever 1: phasing out fossil fuels and switching to greener alternatives (scope 1)
We are
making progress
with the
implementation of
our four-part
action plan
to phase
out fossil
fuels and
switch to
greener alternatives to
significantly reduce our
associated scope 1 emissions.
This lever represents
roughly one-third
of
our
progress
toward
achieving
our
scope 1
and
2
net-zero
target,
underscoring
its
critical
role
in
decarbonizing
our
operations.
Phasing out fossil-fuel-powered own vehicles
We are committed to phasing
out fossil-fuel-powered vehicles in
our global fleet by
2035. Where full transition
is not yet
feasible, we will deploy the best
available interim solutions, such as hybrid
vehicles, while continuing to pursue greener
alternatives. This
approach ensures
compliance with
evolving emission
standards and
optimizes operational
efficiency,
while minimizing our carbon footprint.
Transitioning to sustainable fuels and battery technologies
In
2025,
we
began
implementing
the
high-level
plans
developed
in
2024,
that
extend
through
2035
and
focus
on
reducing and replacing fossil fuels
in critical engineering
power systems. We aim
to replace these conventional
fuels with
more sustainable alternatives,
such as biofuels,
hydrogenated vegetable oils
and battery technologies.
We completed the
cross-regional
market
analysis
of
fuel
alternatives initiated
in
2024
and
used
its
results
to
enhance
procurement
and
deployment planning.
1
GHG emissions and certain activity data for 2024 were revised, mainly due to improved data availability. As a result of this revision, our previously reported 2024 energy consumption in GWh increased from 679 GWh to 684 GWh.

Annual Report 2025 |
Sustainability Statement | Environmental information

Eliminating heating oils and natural gas
We are replacing heating systems that are based on oil
and natural gas within our operations,
targeting full transition by
2035, in line
with industry decarbonization efforts.
This involves identifying real
estate assets suitable for
electrification
and
switching
to
district
heating,
thereby
maximizing
both
operational
and
cost
efficiency
throughout
each
asset’s
lifecycle.
Adopting refrigerants that have low global warming potential
We are progressing the
replacement of traditional
refrigerants with alternatives
that have lower
global warming
potential
(GWP). This initiative is being rolled out across all regions, with completion targeted for 2035.
Lever 2: reducing our operational emissions (scopes 1 and 2)
Alongside reducing our scope 1 emissions,
we are also focusing on reducing our
operational emissions through strategic
enhancements to
our corporate
real
estate portfolio
and data
centers. By
implementing four
key actions,
we plan
to
create more energy-efficient workspaces and
real estate. The actions
are part of our
target achievement strategy
and will
continue through
2035 and
beyond. This
lever represents
just over
a quarter
of the
progress toward achieving
our scope 1
and 2 net-zero target, reflecting the importance of operational efficiency in achieving our climate goals.
Consolidating and optimizing our corporate real estate portfolio
In collaboration with the individual business divisions, we continued optimizing our real estate footprint by exiting from
or downsizing underutilized
spaces and reducing our
corporate real estate portfolio’s
energy usage, either via
retrofitting
or, in some cases, by relocating to
more sustainable buildings.
Our data center strategy is focused on streamlining operations by consolidating primary sites and rightsizing capacity to meet
demand.
Decommissioning
legacy
Credit
Suisse
sites
and
migrating
applications
to
the
Cloud
or
co-location
environments has optimized strategic locations, reduced costs and eliminated parallel run emissions.
Upgrading and retrofitting our corporate real estate portfolio
To
reduce our
real estate
energy footprint,
we intend
to upgrade
and retrofit
our portfolio
in line
with internationally
recognized building standards, such as Leadership in Energy and Environmental Design (LEED) by the US Green Building
Council (USGBC). We
expect to improve
and extend the
existing energy management
system within the
EMEA region,
with greater implementation of ISO 50001, driving energy efficiency across our operations.
Supporting the decarbonization of district heating and cooling systems
Although we
do not
have direct operational
control over external
district heating
and cooling
systems, we
plan to
support
their decarbonization as part
of our real estate
consolidation strategy.
Over the next few
years, we plan to
establish an
engagement
plan
to
foster
partnerships
and
collaborate
with
stakeholders
(including
local
communities
and
utility
companies) to promote the transition to low-carbon district heating solutions.
Improving energy efficiency and demand-side management
Complementing our renewable-source
electricity strategy,
we are investing
in energy efficiency technologies
and smart
energy
management
systems
to
further
reduce
electricity
demand.
This
includes
optimizing
building
operations,
leveraging real-time data analytics and supporting behavioral initiatives to further reduce our scope 2 emissions.
Lever 3: transitioning to renewable-source electricity generation (scope 2)
Transitioning
to
renewable-source
electricity generation
remains
central to
achieving our
net-zero
target. Building
on
progress since
2020, we are
advancing our efforts
to source
100% of our
electricity from renewable-source
-qualifying
generation by 2026,
in line
with RE100
technical guidance and
local market
feasibility.
This lever
represents close
to a
quarter
of
the
progress
toward
achieving
our
scope 1
and
2
net-zero
target,
highlighting
the
pivotal
role
of
clean
electricity sourcing in our strategy.
Identifying and implementing opportunities for direct power purchase agreements
We regularly
assess our
real estate
ownership and lease
arrangements to identify
long-term opportunities for
sourcing
electricity directly
from renewable
generators through
power purchase
agreements. This
approach supports
the build-
out of
new electricity
generation plants
and strengthens
the chain
of custody
between the
generation source
and the
end use of electricity, while decreasing the carbon content
of the grid in the
longer term. Where feasible and
in line with
RE100 guidance, we prioritize in-country procurement and direct contracting, maximizing impact and transparency.
Improving the transparency of the chain of custody for renewable energy certificates
We continue to work closely with our key electricity suppliers to enhance the transparency and traceability of renewable
energy certificates
associated with
our operations.
We regularly
assess whether
existing electricity
products and
tariffs
meet
RE100 criteria
and
actively explore
opportunities to
support
the
development of
new
offerings
that
strengthen
compliance and foster a more competitive, transparent and RE100-aligned renewable-source electricity market.
Building competitive renewable energy certificate supply solutions
In
electricity
markets
where
our
consumption
volumes
are
insufficient
for
tariff
negotiations,
or
where
regulatory
frameworks limit available electricity tariff
options, we continue to purchase
additional renewable energy certificates to
cover
our
residual
electricity needs.
We
conduct
competitive tenders
for
broker
services
and manage
these contracts
through our
corporate vendor
governance processes
to ensure
alignment with
evolving RE100
standards. We
also support
renewable-source electricity
generators in
markets where
their products
cannot be
integrated into
local energy
tariffs,
helping to unlock new supply pathways and promote market inclusivity.

Annual Report 2025 |
Sustainability Statement | Environmental information

Advancing renewable-source electricity tracking systems
In
a
few
countries
where
we
operate,
infrastructure
for
tracking
renewable-source
electricity
volumes
remains
underdeveloped or
absent, compromising
the availability
of renewable
energy certificates
in line
with RE100
technical
criteria. We
actively engage in
industry and policy
consultations to promote
the creation
of renewable
energy tracking
systems
in
emerging
markets.
Our
objective
is
to
expand
access
to
verifiable
renewable
electricity
sourcing
in
these
regions, supporting market transformation and alignment with RE100 standards.
Investing in on-site renewable generation of electricity
We regularly
assess our
real estate
ownership and
lease arrangements
to identify
assets where
we expect
to maintain
long-term
operational
control
and
where
infrastructure
(e.g.
roof
space)
can
support
the
deployment
of
on-site
renewable-source
electricity generation.
Where technically
and economically
feasible, we
continue to
invest in
on-site
renewables, such
as solar
panels, reducing
reliance on
grid-based electricity
and mitigating
risk associated
with future
market constraints that could
limit access to renewable-source electricity
tariffs or certificates. This approach
strengthens
our energy resilience and supports our decarbonization strategy.
Beyond our scope 1 and 2 emissions
In 2025,
we continued
to strengthen
our approach
to managing
travel-related emissions
through enhanced
reporting
and
policy
measures.
We
improved
our
internal
carbon
intensity
metrics
and
data
granularity
to
provide
more
comprehensive insights
into travel emissions
before and
after trips, enabling
better measurement
and management of
our footprint.
Our travel policy remains
focused on encouraging employees to
choose lower-carbon transport options
where feasible.
We also
expanded partnerships
with hotels
that meet
recognized sustainability
standards, which
are clearly
flagged at
the point of sale to support informed decision-making.
In 2025, business
travel emissions totaled
60,772 tons of
CO₂e, a 26%
decrease compared with 2024
(81,964 tons of
CO₂e). While we recognize
that the 2025 reduction
is largely due to
the reduction of the
emission factors for air
travel
published by the
UK Department for
Environment, Food & Rural
Affairs (DEFRA), these actions
reflect our commitment
to reducing the environmental impact of business travel while maintaining transparency and alignment with recognized reporting standards.
›
Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for more information about
the UBS Business Travel and Expense
Policy
GHG removal and GHG avoidance projects financed through carbon credits
We aim to
achieve our 2035
scope 1 and 2
net-zero target by
reducing emissions by
at least 90%
from the 2023
baseline
and neutralizing any remaining
residual emissions through
the purchase of high-quality,
permanent technological carbon
removal credits. In
addition, from 2026
onward (as part
of our beyond
value chain commitment),
we will voluntarily
retire
technological
carbon
removal
credits
annually
to
match
our
full
scope 1
emissions
by
2030,
scaling
in
line
with
our
declining emissions trajectory.
From 2035
onward, we
will retire
sufficient credits
to maintain
net-zero status
for scope 1
and market-based
scope 2
emissions,
not
exceeding
the
10%
maximum
against
our
2023
baseline.
Credits
are
sourced
through
strategic
partnerships with Climeworks and neustark, established
in 2022 as part of our
carbon removal strategy. Both companies
focus on developing and scaling innovative carbon removal technologies. We are also a founding buyer of the NextGen
CDR Facility, a coalition of five companies
committed to scaling high-quality carbon removal solutions
and catalyzing the
development of a robust
market for engineered removals. These
partnerships have continued to evolve
and strengthen
throughout 2025, reinforcing our commitment to credible and science-based carbon removal pathways.
Since 2007, the
UBS Group
has matched
100% of air
travel emissions
with an equivalent
amount of nature-based
carbon
avoidance and removal credits. In 2025, in line with this commitment, we retired 49,000 credits verified under the Verra
VCS standard, rated “A” on average by the
third-party carbon ratings agency BeZero Carbon at the time
of retirement,
compared with 75,211 credits in 2024.
All
carbon
credit
purchases
comply
with
our
carbon
and
environmental
markets
guideline,
which
sets
minimum
requirements for
such
instruments. We
only
purchase credits
assessed against
the
Integrity
Council for
the Voluntary
Carbon Market (the ICVCM) Core Carbon Principles and
verified under recognized high-integrity standards such as Gold
Standard, Verra.
We acknowledge that standards
and methodologies for carbon
credits are still evolving, and
we will continue to improve
our portfolio
through market partnerships
and industry
engagement toward a
standardized quality benchmark
for the
future.
Carbon credits canceled outside our value chain (UBS Group)
For the year ended
31.12.25 31.12.24
Total (t CO
2
e) 49,000 75,211
Share from removal projects (%) 60% 60%
Share from avoidance projects (%) 40% 40%
Share of carbon credits verified against recognized quality standards (Verra VCS) (%) 100% 100%

Annual Report 2025 |
Sustainability Statement | Environmental information

Internal carbon pricing
We continue to apply a forward-looking shadow carbon price of USD 400 per metric ton of CO
2
e to all our scope 1 and
market-based scope 2 emissions at
the UBS Group AG
consolidated level. This price
is used to
incentivize the adoption
of low-emission technologies in real estate
projects, including the replacement of fossil-fuel
heating systems, relocation
of real estate assets and fuel transition in critical engineering power systems.
The carbon price is
reviewed annually to ensure its
relevance to our climate transition
plan and to reflect
developments
in carbon removal technologies
and market dynamics. As
part of setting our
internal carbon price, we
have considered
critical assumptions
such as
the expected
future costs
of engineered
removals and
insights from
past purchases
of removal
projects. At present, our internal
carbon price is used exclusively
for strategic and operational decision-making.
It is not
reflected in our financial statements.
›
Refer to the “Environmental indicators”
table below for more information about the volume of our scope 1 and market-based scope 2 emissions covered by our internal carbon price, and how this relates to our total emissions
Greenhouse gas emissions reporting
Description of methodology for our greenhouse gas reporting
Our GHG emissions across
scopes 1 and 2
have been calculated considering
the principles, requirements
and guidance
provided by the GHG Protocol
Corporate Standard (version 2004)
and the International
Organization for Standardization
(the ISO)
in ISO
14064-1:2018. For
scope 3
emissions, we
have considered
the GHG
Protocol Corporate
Value
Chain
(Scope 3)
Accounting and
Reporting Standard
(Version 2011). Emissions
for scope
3, category
15, are
reported separately.
›
Refer to “Supporting our clients’ low-carbon transition” in this section of this Sustainability statement an overview of our
financed emissions and further methodological information
GHGs in scope and units used
All GHG emission figures are reported in metric tons
of carbon dioxide equivalents (CO
2
e). For scopes 1 and 2 and
scope
3, categories
3, 5
to 8
and 13,
three of
the seven
GHGs covered
by the
Kyoto Protocol
are
included: carbon
dioxide
(CO
2
), methane (CH
4
) and nitrous
oxide (N
2
O). Hydrofluorocarbon (HFC)
emissions have been included
in our reporting
where
we had
losses of
refrigerant
gases. We
have no
material sources
of perfluorocarbon
(PCF), sulfur
hexafluoride
(SF6) or nitrogen trifluoride
(NF3) emissions under
our operational control. For
scope 3, categories
1, 2, 4 and
9, emission
factors are used
that include CO
2
, CH
4
, N
2
O, HFCs, PCFs, SF
6
and nitrogen trifluoride
(NF
3
). Scope 3, categories
10, 11,
12 and 14, are not relevant for UBS. Biogenic emissions are assessed as immaterial for our operations and are therefore
not reported separately.
Quantification of emissions
Scope 1 and 2 emissions, along
with scope 3, categories 1 to
14, are calculated for UBS Group based on
the operational
control approach, in accordance with the GHG Protocol Corporate Standard (version 2004). There are no entities, assets or sites outside of the consolidated
financial statements over which UBS Group has
operational control. Reporting at the
UBS Group
AG consolidated
level is
designed to
ensure that
material environmental
impacts are
captured consistently
across the entire Group, including at subsidiaries.
When possible,
the most
recent global
warming potential
(GWP) values
published by
the Intergovernmental
Panel on
Climate Change
(the IPCC)
based on
a 100-year
time horizon
were used
to calculate
the CO
2
e emissions
of non-CO
2
gases.
1
Removals and carbon credits have not been included in the calculations.
We have used published national conversion factors and global warming potentials to calculate emissions from our own
operations.
In
the
absence
of
any
such
national
data,
DEFRA’s
Greenhouse
Gas
Conversion
Factors
for
Company
Reporting and, in some cases,
the US Environmental Protection Agency
(the EPA), VfU, International Energy
Agency (IEA)
and WaterShed Comprehensive Environmental
Data Archive (CEDA) emissions
factor indicators have
been used for
the
calculation of GHG emissions.
Scope 1
Scope 1
emissions include
emissions from
burning fossil
fuels (e.g.
heating oil,
natural gas)
in buildings,
loss of
refrigerants
and from use of fuels in company-owned vehicles for business travel.
Emissions are
calculated using
measured activity
data at
the building
and country
level across
the following
environmental
accounts: natural gas, heating
oil, diesel / heating
oil for emergency power
supply, biomass, wood pellets, wood
chips,
fuel consumption for
company-operated vehicles and
refrigerants. Activity data
is converted into
GHG emissions using
the latest DEFRA emission factors.
Where measured
activity data
is unavailable
for a
specific period,
scope 1
emissions are
estimated using
prior-year intensity
factors or by gap filling with historical data adjusted for current operating conditions.
Scope Underlying data type Emission factor source
Scope 1 direct GHG emissions Measured and estimated activity data DEFRA
1
For data sourced from US Environmental Protection Agency, IPCC’s
Fourth Assessment Report 100y GWP are used.

Annual Report 2025 |
Sustainability Statement | Environmental information

Scope 2
Scope 2
emissions include
emissions from
purchased electricity,
including electricity
used in
IT infrastructure
hosted in
facilities not under UBS’s operational control,
and cooling, district heating and other
externally provided heating systems
(e.g. steam).
Where measured
activity data
is unavailable
for a
specific period,
scope 2
emissions are
estimated using
prior-year intensity
factors or by
gap filling with
historical data adjusted
for current operating
conditions. In cases
where no measured
activity
data is available, emissions are estimated based on
comparable average measured data for similar locations considering region, building use, number of full-time equivalent (FTE) staff, occupancy, net internal area, etc.
In 2025, 99.7%
of the electricity
used across our
global corporate real
estate portfolio, including
data centers, came
from
renewable sources (compared with 99.8%
in 2024), with 44%
of bundled electricity and 56%
of unbundled electricity
coming from such sources (compared with 43% and 57% in 2024).
1
Out of our total location-based scope 2 emissions,
91% were covered by contractual instruments (compared with 91% in 2024).
Emissions are calculated using both measured
and estimated activity data, converted into
GHG emissions using the most
recent
emission
factors
from
DEFRA
(for
most
categories
including
fuels
and
travel),
the
EPA
and
the
IEA
for
global
electricity
and
some
Swiss-specific
factors where
relevant.
Where
provider-specific information
about
fuel
sources
for
district heating
is available,
corresponding emission
factors are
applied. Our
GHG emissions
calculations, including
the
application of emission factors, are verified under the ISO 14064 assurance process.
Scope 2 emissions are
disclosed using both
the market-based and location-based
approaches to ensure
transparency and
comparability.
Scope Underlying data type Emission factor source
Scope 2 indirect GHG emissions from purchased energy Measured and estimated activity data DEFRA, EPA, IEA
Scope 3
Scope 3 emissions are
reported for each significant
category.
Significant scope 3 categories were
determined based on
multiple inputs. Firstly,
the estimated absolute GHG emissions and
the estimated GHG emissions intensity informed the
importance of the category
for UBS. Secondly, the availability of
data was assessed to
decide whether the category
could
be estimated as
stand-alone emissions. Finally,
a peer benchmark
complemented the assessment, allowing
comparison
of which categories other banks deem important.
To
calculate
scope
3,
category
1,
2,
4
and
9,
emissions,
we
used
a
combination
of
spend-based
and
activity-based
methods,
depending
on
the
availability
and
quality
of
underlying
data.
Supplier-specific
information
is
incorporated
whenever verified
data is
available, otherwise we
relied on
appropriate average-data approaches.
These categories are
reported together because they are primarily driven by UBS’s annual spend with external vendors, covering both capital
and operating
expenditures, and
include transportation-related
spending associated
with the
delivery of
purchased goods
and services.
Where full-year
data is
not available,
estimates may
be applied
to reflect
November and
December spending.
The category 1 disclosures capture total paper procurement based on vendor spend, including packaging and sanitation paper, resulting in higher volumes than our operational paper consumption metrics.
Scope 3, category
3, is calculated
based on all
relevant energy and
fuel indicators represented
in scopes 1 and
2. Scope 3,
category 5,
is
calculated
based
on
the
office
waste
data
collected
in
our
locations. Where
activity
data
could
not
be
collected, we estimated the kilograms of
waste produced using building attributes
and FTE-based intensity factors based
on prior-year
measured consumption
for similar
assets and
activities in
the same
region. Scope
3, category
6, includes
emissions from
our business
travel by
air, rail
and road,
based on
the level
of detail
captured in
our expense
reporting
systems,
as
well
as
emissions
from
hotel
stays.
Scope
3,
category
7,
covers
employee
commuting
and
a
recognized
framework for home-working emissions.
Scope 3, categories 8 and
13, are reported for
the first time in our
disclosures. Category 8 emissions
are estimated based
on upstream
energy consumption
information provided
by landlords
or facility
operators (e.g.
common area
consumption
in
office
buildings
and
shared
energy
use
in
data
centers), wherever
this
information is
available. The
same emission
factors are
applied as
for UBS’s
own corresponding
activities in
Scopes 1
and 2.
Category 13
emissions are
estimated
based on the sublet area
multiplied by UBS’s own GHG intensity
per square meter for the
same building or, where UBS
is not present in the same building, for the relevant country.
Scope 3, categories 10 to 12, are not relevant to the UBS business model, as we do not supply physical products. Scope
3, category 14, are not applicable to UBS, as we do not have franchises.
1
Comparative 2024
figures have
been revised
following the
standardization of
bundled and
unbundled electricity
classification across
regions. As
a result
of this revision,
the previously
reported share
of bundled
electricity increased from 30% to 43%, while the share of unbundled electricity decreased from 70% to 57%.

Annual Report 2025 |
Sustainability Statement | Environmental information

Scope 3 other indirect GHG
emission categories 1–14
Underlying data type Emission factor source
1. Purchased goods and services
1
Combination: (i) spend-based, (ii) supplier-specific actual emissions,
(iii) average-data method
(i) supplier-specific disclosures where available, or
industry-standard environmental data sets sourced from
an external environmental performance disclosures
platform, (ii) provider’s emissions, (iii) secondary
emission factors for water
2. Capital goods
1
Not separated from category 1 Not separated from category 1
3. Fuel- and energy-related activities (not
included in scopes 1 and 2)
Measured and estimated activity data Same as scope 1 and 2 energy / fuel indicators
4. Upstream transportation and distribution
1
Not separated from category 1 Not separated from category 1
5. Waste generated in operations Measured and estimated activity data DEFRA
6. Business travel Measured activity data DEFRA and supplier-specific factors if applicable
7. Employee commuting Estimated activity data (commuting), United Nations Framework
Convention on Climate Change (UNFCCC model (working from home)
DEFRA
8. Upstream leased assets
Measured and estimated activity data Same emission factors as scopes 1 and 2
9. Downstream transportation
1
Not separated from category 1 Not separated from category 1
10. Processing of solid products n/a n/a
11. Use of solid products
n/a n/a
12. End-of-life treatment of sold products
n/a n/a
13. Downstream leased assets
Estimated activity data Same emission factors as scopes 1 and 2
14. Franchises n/a n/a
15. Investments Refer to “Supporting our clients’ low-carbon transition” in this section of this Sustainability statement, for more information about our financed emissions
1
GHG emissions from scope 3, category 1, include GHG emissions from scope 3, categories 2, 4 and 9.

Annual Report 2025 |
Sustainability Statement | Environmental information

Overview of our environmental indicators (UBS Group)
Environmental indicators
1
For the year ended
31.12.25 31.12.24 31.12.23
GRI
2
Absolute
3
Trend
4
Absolute
3
Absolute
3
Energy
Total direct and intermediate energy consumption 302-1-e 613 GWh æ 684 GWh 755 GWh
Total direct energy consumption
5
302-1-e 73 GWh æ 80 GWh 92 GWh
Natural gas 302-1-a 79.2% à 83.2% 67.8%
Heating oil 302-1-a 9.9% á 8.0% 18.7%
Fuels (petrol, diesel, gas, biomass)
6
302-1-a 9.7% á 8.0% 12.9%
Renewable energy (solar power, etc.) 302-1-b 1.2% á 0.9% 0.6%
Total intermediate energy purchased 302-1-e 540 GWh
æ
604 GWh 663 GWh
Electricity 302-1-c-i 472 GWh æ 532 GWh 587 GWh
Heat (e.g. district heating)
7
302-1-c-ii, iii, iv 69 GWh à 72 GWh 76 GWh
Share of electricity from renewable sources
8
302-1 99.7% à 99.8% 95.6%
Travel
Total business travel 392 m Pkm ä 358 m Pkm 310 m Pkm
Rail travel
9
6.1% á 2.9% 3.6%
Road travel
9
6.2% á 4.9% 10.1%
Air travel 87.7% à 92.2% 86.4%
Number of flights (segments) 159,785
à
153,805 130,836
Paper
Total paper consumption 301-1-a 2,766 t
à
2,647 t 3,371 t
Post-consumer recycled 301-1-a-ii 8.4% à 8.1% 5.3%
New fibers FSC
10
301-1-a-ii 61.8% á 42.2% 66.2%
New fibers ECF + TCF
10
301-1-a-i 29.8% â 49.6% 28.5%
New fibers chlorine-bleached
10
301-1-a-i 0.0% à 0.0% 0.0%
Waste &
Water
Total waste 306-3 6,658 t
à
6,996 t 8,485 t
Valuable materials separated and recycled 306-4 54.0% à 52.9% 57.4%
Incinerated 306-5-c-ii 22.7% à 22.3% 20.5%
Landfilled 306-5-c-iii 23.3% æ 24.8% 22.2%
Total water consumption
11
303-5 1.06 m m³ æ 1.23 m m³ 1.21 m m³
Greenhouse gas
(GHG)
Direct GHG emissions (scope 1)
12,14
305-1 14,690 t â 18,636 t 20,796 t
Location-based energy indirect GHG emissions (scope 2)
12
305-2 108,328 t â 131,620 t 150,735 t
GHG reductions from renewable electricity 305-5 98,866 t â 119,970 t 125,252 t
Market-based energy indirect GHG emissions (scope 2)
12
305-2 9,462 t â 11,651 t 25,482 t
Other indirect GHG emissions (scope 3)
12
305-3 1,038,687 t à 1,061,210 t 1,354,681 t
Total location-based GHG emissions
13
305-1, 305-2, 305-3 1,161,705 t à 1,211,466 t 1,526,212 t
Total market-based GHG emissions (GHG footprint)
13
305
1,062,839 t à 1,091,496 t 1,400,960 t
Legend: GWh = gigawatt hour; Pkm = passenger kilometer; t = metric ton; m 3
= cubic meter; m = million; CO
2
e = CO
2
equivalents
1
All figures reflect the level
of knowledge as of January
2026. GHG emissions and certain
activity data for 2024 were
revised, mainly due to inclusion
of additional scope 3 categories
(Category 8 and
Category 13) and improved data availability. As a
result of this revision our previously
reported 2024 Total market-based GHG emissions increased from 1,075,934
t CO
2
e to 1,091,496 t CO
2
e. Individually,
our direct greenhouse gas (GHG) emissions (scope 1) increased from 18,168 t CO
2
e to 18,636 t CO
2
e, Market-based energy indirect GHG
emissions (scope 2) decreased from 12,107 t CO
2
e to 11,651 t
CO
2
e and other indirect
GHG emissions (scope 3)
increased from 1,045,659 t
CO
2
e to 1,061,210 t
CO
2
e.
2
Refer to GRI Sustainability
Reporting Standards, available
at globalreporting.org for more
information.
3
Non-significant deviations from 100% may occur due to rounding.
4 Trend indicators: stable ( → ) for variances below 5%; low decreasing / increasing ( ↘ , ↗ ) for variances greater than
5% and below 15%;
decreasing / increasing (
↓ , ↑
) for variances
above 15%. Trend
arrows relate to the
year-on-year change in
the displayed number and
not underlying figures.
5
Refers to primary
energy purchased or produced and consumed (gas, oils, fuels and renewable sources).
6
Includes a non-material share of biomass.
7
Includes heating, cooling and steam consumption.
8
Renewable
electricity refers to electricity
generated from renewable
sources such as wind,
hydro or solar.
Nuclear energy is excluded
from this definition.
9
Rail and road travel
included where data is
available.
Process enhancements in
2025 have resulted in
expanded data coverage
for rail and
road travel.
10
Paper produced from
new fibers. FSC
stands for Forest
Stewardship Council; ECF
for Elementary
Chlorine Free; TCF for Totally Chlorine Free.
The UBS Group regards recycled paper and FSC-certified paper as renewable and sustainable. Our new 2030 target
relates specifically to recycled paper used
for office printing. New fiber chlorine-bleached is considered non-renewable material.
11
Includes utility water and excludes unpolluted withdrawn water.
12
Refers to ISO 14064 and the GHG Protocol
Corporate Standard (ghgprotocol.org), the international
standards for GHG reporting. GHG emissions
are reported in metric tons of
CO
2
e. Scope 1 accounts for
direct GHG emissions by the UBS
Group.
Scope 2 accounts for indirect GHG emissions associated with the generation of imported
/ purchased electricity (location-based reflects grid average emission factor; market-based reflects emission factors from contractual instruments), heat or steam. Scope
3 accounts for other indirect GHG emissions for categories
1, 2, 3, 4, 5, 6, 7, 8, 9, 13. See
the “Overview of GHG emissions across our scope 3
sub-
categories (UBS Group)”
table below. Biogenic
emissions are assessed
as immaterial for
our operations (23
t CO
2
e) and therefore are
not reported separately
from scope 1.
13
Total GHG emissions
exclude scope 3, category 15
(Investments). GHG footprint equals total
location-based GHG emissions minus GHG reductions
from renewable electricity.
14
Refrigerant-related improvements in reporting,
maintenance practices, and data quality have collectively enhanced data collection and reduced leakages, leading to lower emissions.

Annual Report 2025 |
Sustainability Statement | Environmental information

We continue our work
to quantify and provide
transparency for our value
chain emissions related
to our own operations.
The table below shows a more detailed view of the scope 3 greenhouse gas categories for UBS Group.
Overview of GHG emissions across our scope 3 sub-categories (UBS Group)
1
For the year ended
Category number Scope 3 sub-category Status
31.12.25
GHG emissions
(t CO
2
e)
31.12.24
GHG emissions
(t CO
2
e)
31.12.23
GHG emissions
(t CO
2
e)
Category 1
Purchased goods and services Reported 835,454 810,469 1,125,611
Category 2
Capital goods Not separated from category 1
Category 3
Fuel- and energy-related activities Reported 29,105 42,008 47,718
Category 4
Upstream transportation and distribution Not separated from category 1
Category 5
Waste generated in operations Reported 929 1,068 1,405
Category 6
Business travel Reported 60,772 81,964 61,150
Category 7
Employee commuting Reported 102,031 110,262 118,798
Category 8
Upstream leased assets Reported
3
9,188 13,804
Category 9
Downstream transportation and distribution Not separated from category 1
Category 10 Processing of sold products Not reported
Category 11 Use of sold products Not reported
Category 12 End-of-life treatment of sold products Not reported
Category 13
2
Downstream leased assets Reported
3
1,209 1,635
Category 14 Franchises No franchises
Category 15 Investments
Refer to “Supporting our clients’ low-carbon transition” in this section of this Sustainability statement, for more information about our financed emissions
1
All figures reflect the level of knowledge as of January 2026. GHG emissions for 2024 were revised, mainly due to inclusion of additional Scope 3 categories
(Category 8 and Category 13) and improved data
availability. As a result of this revision our previously reported 2024, Fuel- and energy-related emissions increased from 41,895 t CO
2
e to 42,008 t CO
2
e.
2
Covers real estate only. Other potential leased assets
such as vehicles owned by UBS but operated by third parties, are not included.
3
Reported for the first time in 2025 including 2024 comparative figures. Emissions for 2023 do not include these updates.

Annual Report 2025 |
Sustainability Statement | Environmental information

Managing the climate impact of our supply chain
To manage
the climate
impact of
our supply
chain, we
have implemented
a set
of dedicated
policies, guidelines
and
frameworks, supported by targeted actions.
›
Refer to “Supporting our transition plan: key enablers” in this section of this Sustainability statement for an overview of relevant
policies, guidelines and frameworks
Our key actions to manage the climate impact of our supply chain
Increasing transparency and reporting of climate information by vendors
We are tracking the scope 1 and 2 emissions reporting of
our GHG key vendors. Vendors with the largest emissions that collectively account for more than
50% of our calculated
supply chain vendor-related scope 3 emissions
1
are classified as
“GHG key vendors”. On this basis, we identified 95 such vendors in 2025.
Overview of climate-related disclosures of our GHG key vendors (UBS Group)
2023 2024 2025
% of GHG key vendors who have disclosed their emissions and
declared a stated net-zero target
1
65% (62 / 95) 78% (74 / 95) 88% (84 / 95)
1
Shows GHG key vendors that disclosed emissions and declared
a stated net-zero target as a % of
total GHG key vendors. The number and percentage of key vendors achieving this metric are sourced from an external
environmental performance disclosures platform. We do not independently verify our vendors’ goals or progress toward them.
In 2025, beyond
our GHG key
vendors, 71% (304
of 426) of
vendors voluntarily submitted environmental
information
on an external
environmental performance disclosure platform,
a percentage that
remains consistent with
2024 (70%,
or 341 of 487).
Tracking supply chain vendor-related scope 3 emissions
We
continuously measure
and
monitor our
vendor-related scope 3
emissions to
track
progress
against
the
reduction
trajectory initiated
in
2024,
when
emissions decreased
by
28%
year
on
year,
primarily reflecting
spend
consolidation
following the integration of Credit Suisse. In 2025, we broadly maintained the strong performance achieved in the prior
year,
with
vendor-related
scope
3
emissions
amounting
to
0.84
  million   metric   tons   of   CO
2
e,
compared
with
0.81 million   metric   tons of   CO
2
e in 2024. The 3% increase observed in 2025 was driven mainly by higher relevant spend, particularly
in construction
execution
and IT
services
(e.g.
cloud services),
as well
as a
reduction
in the
availability
of supplier-
specific
emissions
factors,
leading to
an increased
use
of more conservative
standard industry
parameters.
›
Refer to “Reducing our own climate impact“ in this section of this Sustainability statement for more information about our
greenhouse gas emissions reporting
Assessing and improving high-ESG-impact vendors’ practices
In line with our Responsible Supply Chain Management (RSCM) policy, we identify, assess and monitor vendor practices
across key ESG areas, including climate and the environment.
We identify
high-ESG-impact vendors,
defined as
vendors providing
goods and
services that
could have
a
substantial
environmental or
social impact,
when establishing
new contracts
or renewals.
These vendors
are assessed
against our
RSCM
policy
and
are
required
to
provide
disclosures
about
their
management
practices
along
with
corresponding
evidence, which
is then
evaluated by
a specialist
team. We
also undertake
such assessments
on some
non-high-ESG-
impact vendors where we have significant ongoing relationships.
Actual and potential negative
impacts considered in the
assessment of vendor practices
include, but are not
limited to,
the following:
–
adverse environmental impacts due to inefficient use of resources (e.g. water and energy);
–
hazardous
substances,
emissions,
pollutants
and
the
limited
recyclability
of
products
that
adversely
affect
people,
nature and the environment;
and
– modern slavery, forced labor, child labor, unfair employment practices and anti-corruption.
Should our
assessment reveal any
non-compliance with our
policy, we
define and agree,
together with the
vendor, on
vendor-specific improvement measures and
closely monitor the implementation progress
of these remediation actions. A
lack of improvement may lead to the termination of the vendor relationship. Vendors are reassessed after 24 months to ensure that, even in
long-term contracts, our
expectations regarding environmental
and social aspects are
being met and
continuously supervised.
In 2025, we
conducted 331 risk-based due
diligence assessments on high-ESG-impact
vendors covering newly sourced
contracts, renewals
and ongoing
contracts (compared
with 445
in 2024).
Of those
assessed, 12%
were considered
in
need of improving their management practices (compared with 33% in 2024). For these vendors, we agreed on specific
remediation actions and are closely monitoring implementation progress to ensure timely and effective resolution.
In addition to RSCM assessments for new contracts and renewals, we also regularly screen active vendors as part of our sustainability and climate risk control processes.
1
Supply chain vendor-related scope 3 emissions refer to scope 3, categories 1, 2, 4 and 9, excluding water
-consumption-related emissions.

Annual Report 2025 |
Sustainability Statement | Environmental information

In 2025,
none of
our vendor
relationships were
terminated as
a result
of our
assessments and
no human
rights issues
involving active, directly contracted
vendors were identified or
reported. In part, this
was due to having
carried out our
assessment process prior to signing contracts. We have also trained our supply chain function staff on human rights and
modern slavery.
Raising awareness of environmental matters through the sustainable procurement guide
In 2024, we launched a sustainable procurement guide, which we continued sharing with vendors throughout 2025 via the
UBS
supplier
webpage.
From
environmental
certification
to
waste
management
and
sustainability
reporting,
this
guide provides
insights on
how our
vendors can
take significant
steps toward
reducing their
environmental footprint,
promoting ethical and inclusive practices in their supply chain and contributing to the well-being of ecosystems.
›
Refer to the Climate disclosure guideline for vendors and Sustainable procurement guide for vendors, available at
ubs.com/global/en/our-firm/suppliers/supply-chain , for more information
Supporting our transition plan: key enablers
Beyond the individual actions related
to supporting our clients’ low-carbon
transition and reducing the climate
impact of
our
own
operations
and
supply
chain
as
described
in
the
above
sections, we
have identified
five
key
enablers,
listed
below, to support the implementation of our climate transition plan.
Governance and accountabilities (1)
Sustainability and climate-related matters are governed at the highest levels of our organization, supported by a robust,
Group-wide
governance
framework.
This
structure
ensures
strategic
oversight,
accountability
and
effective
execution
across all sustainability and transition-related initiatives.
In 2025, we marked a
significant milestone with the evolution of
our climate program into a
broader sustainability and
transition program. This expanded scope now integrates nature and human rights topics, reflecting our commitment to
a
more
holistic
approach
to
sustainability.
The
program
is
underpinned
by
more
targeted
mandates
and
specialized
working groups, enhancing its depth and operational effectiveness.
Importantly,
the
updated
program
is
now
more
closely
aligned
with
our
Group
sustainability
and
impact
strategy,
reinforcing its three strategic pillars of protect, grow and attract.
›
Refer to the “Governance” section of this Sustainability statement for more information
Industry, government and public sector engagement (2)
We actively participate in
political discussions by sharing
our expertise on proposed
regulatory and supervisory changes
and engaging
in sustainability
and climate-related
exchanges through
trade associations
such as
the International
Institute
of Finance, the Association for Financial Markets in Europe and the Swiss Bankers Association.
In Switzerland,
our home
market, we
participated in
2025, along
with Swiss
industry associations in
the Swiss
Federal
Council’s consultation on proposed amendments
to the Ordinance on Climate Disclosures
in light of recent international
developments. Our feedback emphasized
the importance of aligning revisions
with global standards and considering
the
EU’s initiative to simplify its sustainability reporting framework to avoid fragmentation.
Regionally, we engage with policymakers across the EU, the Americas, the UK and key Asia-Pacific jurisdictions. Notably, we participated
in several
industry association
initiatives in
the EU
to support
and inform
the European
Commission’s
simplification efforts aimed
at reducing reporting
and regulatory burdens
under the Corporate
Sustainability Reporting
Directive, the Taxonomy Regulation and the Corporate Sustainability Due Diligence Directive.
Training and culture (3)
Educating
our
workforce
on
sustainability
and
sustainable
finance
is
an
important
part
of
ensuring
we
meet
our
sustainability
and
climate
ambitions.
In
2025,
we
continued
to
coordinate
the
delivery
of
sustainability
training
and
awareness activities across UBS through a dedicated sustainability education workstream.
In 2025, relevant training on a Group-wide basis included:
–
a series of
information sessions following
the publication of
the UBS Sustainability
Report 2024 to
raise awareness and
understanding of our own progress in relation to our environmental objectives;
–
climate-
and
nature-related
training
as
part
of
our
all-staff
Global
Learning
Week,
including
webinars
focused
on
climate and nature fundamentals, greenwashing and impact investing sessions; and
–
roll-out
of
the
Sustainability
Fundamentals
training
across
the
firm,
to
strengthen
foundational
and
advanced
knowledge on
sustainability, including
climate, nature,
social impact,
governance, and
how we
can support
our clients.
We
recognize
that
sustainability
training
and
education
are
gaining
importance
and
may
receive
greater
regulatory
scrutiny over time. Keeping
abreast with this changing landscape
is essential to develop targeted
training and ensure our
employees have the skills and knowledge needed to meet emerging expectations.
›
Refer to the “Social information” section of this Sustainability statement for more information about training and culture

Annual Report 2025 |
Sustainability Statement | Environmental information

Data management (4)
We have
implemented a
Group ESG
data strategy
to streamline
access to
ESG data
across the
organization, ensuring
consistency and alignment. Central
to this approach is
an enterprise data platform
that consolidates third-party ESG
data
into a single authoritative source, enabling all internal systems and users to draw from it.
We
aim
to
facilitate
the
creation
of
standardized
data
products
that
incorporate
Group-level
methodologies
where
needed.
These
products,
governed
by
a
data
management
framework,
support
external
disclosures
and
other
key
outputs. We also collaborate closely with ESG data vendors to align on internal requirements, enhance data quality and
integrate new transition-focused data sets and analytics. The data strategy is overseen by the
ESG Data & Methodology
Forum, which has senior representatives from our business divisions and Group functions.
To enhance due diligence on ESG data, tools such as the updated 2025 data quality questionnaire have been rolled out, which
reflect
best
practices
and
regulatory
standards.
Additionally,
we
have
developed
advanced
calculation
tools
to
measure financed and facilitated emissions, ensuring regulatory compliance and transparent reporting.
Our policies, guidelines and frameworks (5)
We have established
a set of
climate-related policies,
guidelines and
frameworks that
underpin our
climate transition
plan
and guide
decision-making across
our organization.
Our policies
are embedded
within our
governance structures
and
operational
processes,
and
are
regularly
reviewed
and
updated
to
reflect
evolving
regulatory
requirements,
market
developments
and
advances
in
climate
science.
This
approach
promotes
accountability
and
transparency
across
the
Group.
Overarching policies, guidelines and frameworks
Group sustainability and impact constitutional document
Our Group sustainability and impact
constitutional document serves as our primary
sustainability governance guideline.
It acts as a
guide to understanding the
principles and practices that
drive our commitment to
responsible and sustainable
business operations and describes how we govern and execute the UBS Group sustainability and impact strategy.
This document
applies to
UBS Group
AG and
all its
directly controlled
legal entities.
It is
reviewed annually
under the
authority of the
Group Chief Operating
Officer. Together with
the Code of
Conduct and Ethics
of UBS, it
serves as the
Group’s environmental policy under the ISO 14001 standard.
›
Refer to “Business conduct and corporate culture” in the “Governance” section of this Sustainability statement for more information about the Code of Conduct and Ethics of UBS
›
Refer to the UBS Group-wide sustainability and impact constitutional document and Code of Conduct and
Ethics, available at
ubs.com/sustainability-reporting
UBS’s sustainability and climate risk policy framework
We
define
sustainability and
climate risks
as
the
risk
that
we
negatively impact,
or
are
impacted by,
climate change,
natural capital,
human rights
and other
ESG matters.
Climate risks
can arise
from
either changing
climate conditions
(physical risks) or from efforts to mitigate climate change (transition risks).
We
conduct
an
annual
assessment
of
the
proximity
of
our
products,
services
and
supply
chain
to
sustainability
and
climate-related risks.
Activities identified
as high
risk are
subject to
our firm-wide
sustainability and
climate risk
policy
framework.
This
framework
enables
us
to
identify
and
manage
potential
adverse
impacts
on
climate,
nature,
the
environment and human rights, as well as the associated risks that may affect us and our clients.
The framework is
embedded in our
corporate culture and
applied consistently across
the Group, including
all business
divisions,
Group
functions,
locations
and
legal
entities.
It
is
integrated
into
our
management
practices
and
control
principles and is overseen by senior management.
Additionally,
to
support
the
firm’s
sustainable
finance
strategy
and
mitigate
potential
greenwashing
risk,
UBS
has
developed the Group-wide
Sustainable finance and
carbon and
environmental market guidelines.
These guidelines
are
part
of
the
overarching
Group
sustainability
and
climate
risk
policy
and
set
minimum
requirements
when
labeling,
marketing
and
distributing
sustainable
finance,
green
equity,
and
carbon
and
environmental
markets
instruments,
ensuring
that
sustainability
claims
made
by
UBS
or
its
clients
related
to
these
instruments
can
be
substantiated
and
consistently
communicated.
They
apply
to
all
UBS
employees
globally
involved
in
client-facing
activities
for
these
instruments, as well as when UBS purchases carbon and environmental markets instruments for its own operations. The guidelines are owned by the Sustainability and Climate Risk unit, which also monitors their implementation.
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting , for more information
Policies, guidelines and frameworks related to our financing and investing activities
Company Transition Assessment Scorecard
The
Company
Transition
Assessment
Scorecard
(CTAS)
is
a
rules-based,
sector-agnostic
assessment
that
informs
our
understanding
of
counterparties’
transition-related
risk
profiles.
We
use
the
CTAS
as
one
input
among
many
in
individualized,
risk-based
assessments
that
are
anchored
in
quantifiable
risk
drivers,
expected
loss
and
capital
considerations. The CTAS does not operate as an eligibility or exit screen, and we do not maintain blanket no-serve lists
for
lawful
industries.
Decisions
about
onboarding,
pricing
and
relationship
management
are
based
on
documented,
customer-specific analyses and
are subject
to oversight
designed to
ensure consistency
across similarly
situated customers.

Annual Report 2025 |
Sustainability Statement | Environmental information

The UBS Green Funding Framework
The
UBS
Green
Funding
Framework sets
out
our
Group-wide
green
funding
program
through
which
we
can issue
a
variety of green funding products
,
including bonds, derivatives, deposits and similar
financial instruments. We maintain
assets that meet the environmental criteria
defined in the framework at an amount
equal to the proceeds of
any green
funding issuance.
The framework
aligns with
international market
practice and
guidance and
is designed
to meet
the core
pillars of
the
Green Bond Principles, the recognized
voluntary guidelines published by the
International Capital Markets Association. It
defines
criteria
and
processes
for
the
use
of
proceeds,
asset
evaluation
and
selection, management
of
proceeds
and
related reporting, and thereby supports the management of risks associated with our green funding program.
Currently, eligible assets under
the framework are mortgage
loans financing Minergie-certified real
estate in Switzerland,
or equivalent real estate certifications as determined by us. These assets are tracked and reviewed quarterly for ongoing eligibility and availability.
We publish an annual Green Funding Investor Report that provides details on our green funding activities, eligible assets
and
estimated
environmental
impact,
including energy
CO₂
emissions
saving,
along
with
the
methodology used.
We
solicit an
annual independent
third-party review
of the
eligible asset
pool to
confirm compliance
with our
criteria and
reporting commitments,
with the results disclosed in each report.
The
Green
Funding
Framework
is
owned
by
Group
Treasury
and
governed
by
a
Green
Funding
Forum
comprised
of
representatives from key business divisions and second line of defense functions.
Group Sustainable Investing Policy
The
Group
Sustainable
Investing
Policy
sets
minimum
standards
to
ensure
transparency
in
the
classification
of
sustainability-related investment products and services across the Group, as well as in corporate and financial disclosure.
It provides
the foundation
for substantiating
and consistently
communicating ESG
or sustainability-related
statements,
declarations, actions
or communications
to stakeholders.
The purpose
of this
policy is
to mitigate
potential greenwashing,
reputational,
legal / liability
and
regulatory
risks
arising
from
overstating
the
ESG
or
sustainability
credentials
of
an
investment product or service.
The policy
is owned
by Group
Sustainability and
Impact,
which also
monitors its
implementation. It
applies to
all UBS
employees globally
involved in
manufacturing, distributing,
labelling, marketing
or promoting
investment products
or
services positioned
as sustainable
investing and
made available
to clients.
Business divisions
own and
implement their
respective divisional sustainable investing frameworks,
and businesses owning the relevant
products and activities must
adhere to this policy.
Asset Management policies, guidelines and frameworks
In
addition
to
the
broader
Group-wide
policies,
guidelines
and
frameworks
outlined
in
this
section,
our
Asset
Management division has established its own specific policies, guidelines and frameworks.
›
Refer to “Supporting our clients’ low-carbon transition” in this section of this Sustainability statement for more information
Policies, guidelines and frameworks related to our own operations
Manual for our environmental and energy management systems
The
Manual
for
our
environmental
and
energy
management
systems
defines
the
framework,
processes,
roles
and
responsibilities for implementing, maintaining and continually improving our integrated management systems, designed
to meet the
requirements of
ISO 14001:2015 for
environmental management and,
where applicable, ISO
50001:2018
for
energy
management.
The
integrated
management
systems
cover
our
own
operations.
Accountability
for
implementing this manual rests with the Global Head Group Real Estate and Supply Chain.
The
environmental
management
system,
certified
to
ISO
14001:2015,
applies
globally
across
all
owned
and
leased
operated
buildings
and
associated
corporate
real
estate
and
facility
management
services
that
support
our
business
activities.
It
focuses
on
areas
of
highest
environmental
impact
including
climate
change
and
nature,
sustainable
operations, energy and resource efficiency and regulatory compliance.
The energy management system, certified to ISO 50001:2018, applies to selected locations in Europe, where it supports compliance with the EU
Energy Efficiency Directive and
national energy efficiency legislation.
Within this scope, regular
energy audits are performed and efficiency measures implemented in line with ISO 50001:2018 requirements.
Both
systems
are
annually
externally
audited
and
recertified
every
three
years
to
verify
that
appropriate
policies
and
processes
are
in
place
and effectively
implemented. The
manual is
reviewed
and updated
annually
by
subject matter
experts to reflect organizational and operational
changes.
In developing and
maintaining this manual,
we consider the
interests of key
stakeholders, including employees,
facility
users,
regulators
and
certification
bodies.
To
support
effective
implementation,
we
provide
targeted
training
for
employees and other relevant stakeholders, ensuring they understand our management systems requirements and their roles in
applying them.
The manual,
related policies
and procedures
and training
materials are
made available
to impacted
stakeholders and
those responsible
for implementation
via our
internal document
management system
and corporate
intranet, ensuring easy access, transparency and continuous learning opportunities.

Annual Report 2025 |
Sustainability Statement | Environmental information

UBS Business Travel & Expense Policy
The UBS Business Travel
& Expense policy operationalizes our
commitment to reducing unnecessary business
travel and
the associated carbon footprint by encouraging employees to consider the environmental impact of their travel choices.
Key initiatives
include avoiding
short trips,
planning flights
efficiently and
choosing sustainable
transportation options,
such as public transport, rail travel, electric vehicles and eco-friendly accommodation.
The Global Head Group Real Estate and Supply Chain and the Global Operating Manager Group Real Estate and Supply
Chain
are
accountable
for
the
implementation
of
this
policy.
It
applies
globally
to
all
roles,
business
divisions,
Group
functions,
business
units,
business
areas,
legal
entities
and
locations.
The
Global
Travel
and
Expense
Management
Function is responsible
for the collection
of travel and environmental
impact data and
provides reporting to management
to inform decision-making. Annual audits
and business reviews consider the
interests of key stakeholders to
ensure the
policy remains relevant and
aligned with sustainability objectives.
The policy is made
available to all affected
stakeholders
and
those
responsible
for
implementation
through
the
corporate
intranet
and
the
global
travel
booking
platform,
ensuring transparency and ease of access.
Policies, guidelines and frameworks related to our supply chain
We
manage
our
supply
chain
and
procurement
activities
through
a
set
of
policies
and
guidelines
that
embed
ESG
standards and promote transparency,
accountability and sustainability across vendor relationships.
Accountability for
these policies
rests with
the Global
Head Group
Real Estate
and Supply
Chain and
the Head
Supply
Chain.
All
relevant
policies
and
supporting
guidelines
are
available
to
vendors
through
the
UBS
supplier
portal
and
communicated during onboarding and engagement processes.
›
Refer to ubs.com/global/en/our-firm/suppliers/supply-chain , for an overview of our supply chain-related policies, guidelines and frameworks
Responsible Supply Chain Management Framework, Policy and Guideline
Our Group-wide
Responsible Supply
Chain Management
(RSCM) Framework
is a
key component
of our
procurement
activities. The framework is based on
identifying, assessing and monitoring vendor practices in
the areas of human and
labor
rights,
environment
and
nature,
health
and
safety
and
anti-corruption.
It
applies to
all
vendors
across
business
divisions, Group functions, locations and legal entities and is supported by procedural controls.
Central to
the framework
is the
RSCM Policy,
to which
our direct
suppliers are
bound by
contract. It
serves as
a benchmark
for assessing sustainable practices of our suppliers and outlines our expectations across key areas.
The
RSCM
Guideline
outlines
the
implementation
of
the
policy
and
sets
out
a
risk-based
due
diligence
approach
to
evaluate
potentially
high-ESG-impact
vendors.
These
vendors
(defined
as
those
providing
goods
and
services
with
potential substantial environmental or social impact) are identified during onboarding and contract renewals.
Global Procurement and Vendor Management Policy
This Global Procurement and Vendor Management Policy sets out the minimum requirements for official purchases and
the management of vendor relationships. It applies globally to all vendor-related purchases made by UBS.
It establishes
mandatory requirements
for the
UBS vendor
risk framework,
which also
applies globally.
The policy
also
defines key
responsibilities for
sourcing roles,
such as
vendor relationship
manager, executive
sponsor and
vendor contract
manager, to ensure effective supplier management and compliance with risk controls.
By integrating robust risk
management practices, the policy
supports our commitment
to responsible procurement and
promotes transparency and sustainability in vendor engagements.
Climate disclosure guideline for vendors
As part
of our
strategy to
reduce
greenhouse
gas emissions
across
our operations
and the
supply chain,
the Climate
disclosure
guideline
for
vendors
establishes
climate-related
disclosure
expectations
for
all
vendors,
with
enhanced
expectations for GHG key vendors
1
, who contribute to over 50% of our calculated scope 3 emissions.
1
Vendors with the largest emissions that collectively account for more than 50% of our calculated supply chain vendor-related scope 3 emissions are classified as “GHG key vendors”.

Annual Report 2025 |
Sustainability Statement | Social information

Social information
People and culture make the difference
Strategy as it relates to people management
UBS
AG’s
organization
regulations
cover
principles,
organizational
structures
and
control
over
subsidiaries,
including
control over UBS AG, which is held at the Group level by UBS Group AG. Such “group steering” is intended to ensure a harmonized
strategic
direction
for
the
Group
in
line
with
our
corporate
governance
framework,
which
sets
out
the
primary governing guidelines for UBS Group AG
and its subsidiaries. Furthermore, the framework
provides for clear lines
of responsibility to foster
a coherent and effective
corporate and compliance culture
for the Group. Specifically,
the Head
Group Human Resources
and Corporate Services
is responsible for
defining and executing
an HR strategy
aligned with
the firm’s objectives and for positioning the Group as an employer of choice.
Regarding workforce data in this chapter, all references are to consolidated UBS Group data, unless otherwise specified.
This includes employees
from UBS AG consolidated
and from UBS Business
Solutions AG, as
both entities ultimately
align
with UBS
Group AG,
which, as
the listed
parent company
of the
Group, directly
or indirectly
controls all
subsidiaries,
including UBS AG
consolidated. The setup
of UBS Business
Solutions AG is
specified by “too-big-to-fail”
(TBTF) regulatory
requirements;
1
however, all employees of UBS AG and UBS Business Solutions AG employed in the same jurisdiction are subject to the same employment conditions and employment requirements.
Engagement with our employees
Employee engagement
Our employees
want
to
have an
impact and
to
help shape
their
daily experience.
Therefore,
they have
opportunities
throughout the
year to connect
with leadership and
share their
views on strategic
alignment, their work
environment,
line manager
effectiveness, culture
and well-being.
In 2025,
initiatives such
as our
regular “Ask
the GEB”
and Group
CEO Townhall
events supported
two-way conversations on
topics such
as the
firm’s strategy and
direction. Our
multi-
faceted employee listening
strategy, including short pulse surveys, employee
life cycle surveys
and focus groups on
topics
such as
employee sentiment on
artificial intelligence (AI),
enabled us
to gather
insights from
all business
divisions. The
results of the Group-wide employee survey,
conducted in September 2025, are compared against industry benchmarks
2
and reaffirm our commitment to remaining an employer of choice in the financial services sector.
Employee concerns and whistleblowing
There are
many ways
to raise
concerns at
UBS. If
employees see
or suspect
any wrongdoing,
they are
encouraged to
speak up.
Raising concerns with
their line
manager is
the most
common option; however,
if they
are not
comfortable
doing
so,
dedicated
whistleblowing
channels
ensure
they
are
able
to
raise
concerns
in
a
safe,

confidential
and,
if
preferred, anonymous
way.

All concerns raised
are taken
seriously and reviewed.
Defined processes
protect individuals
from retaliation as a result of reporting a concern pursuant to the Whistleblowing Protection for Employees policy.
All employees
are required
to complete
mandatory “speak
up” training
every two
years, with
new joiners
required to
complete
it
upon
onboarding.
This
training
aligns
with
the
Whistleblowing
Protection
for
Employees
policy,
raising
awareness of the available reporting
channels. Throughout the year, there are activities encouraging employees to speak
up,
such
as
communications
from
the
Group
Executive
Board,
newsletters,
whistleblowing
campaigns
and
regular
employee surveys.
›
Refer to “Business conduct and corporate culture” in the “Governance”
section of this Sustainability statement for more
information about the UBS whistleblowing process available to employees
1
Systemically important financial institutions can jeopardize entire economies in the event of a disorderly failure and are therefore regarded as TBTF.
The Swiss legislator promulgated special rules for the
recovery and
resolution of such institutions in response to the financial crisis of 2007/2008. UBS restructured its business, reducing risky activities and focusing more on wealth management and less on investment banking.
2
Benchmarks provided by Ipsos Karian and Box as of the third quarter of 2025.

Annual Report 2025 |
Sustainability Statement | Social information

Workforce metrics
Characteristics of our workforce
1
As of
31 December 2025,
the UBS
Group had
103,177 employees as
full-time equivalents (FTEs)
(2024: 108,648)
and
UBS AG
consolidated had
61,899 (2024:
68,982) FTEs.
FTE is
measured as
a percentage
of the
local standard
hours /
days normally
worked by
permanent full-time
staff. For
the most
accurate view
of our
global workforce,
Human Resources
(HR) reporting considers one person
(working full time or part time) as
one headcount. As of the end
of 2025, the UBS
Group
had
a
total
of
105,236
headcount
(HC)
(2024:
110,323
employees).
UBS
AG
consolidated
had
63,041
HC
(2024: 69,891 employees).
In addition, the UBS Group had
a total of 16,412 (2024: 20,335)
contractors, consultants and outsourcers employed at
the end
of 2025.
For UBS
AG consolidated,
it was
a total
of 6,845
(2024: 9,107)
contractors, consultants
and outsourcers.
The percentage of employees by geographical areas is summarized in the following tables.
Employees by region
UBS Group
31.12.25 31.12.24
% %
Americas 23.0% 23.2%
APAC 24.5% 24.0%
EMEA 19.8% 20.4%
Switzerland 32.7% 32.4%
Total 100% 100%
Employees by region
UBS AG consolidated
31.12.25 31.12.24
% %
Americas
38.5% 36.7%
APAC
16.4% 16.1%
EMEA
12.1% 11.9%
Switzerland
33.0% 35.3%
Total
100% 100%
1
For the UBS Group, all quantitative
headcount-related disclosures include all UBS
employees except the employees in
the Savoy Hotel Baur en
Ville AG, Ausbildungszentrum Schloss Wolfsberg AG, Fides and Card
  Center
subsidiaries. For UBS AG consolidated, all
quantitative headcount-related disclosures include
all UBS employees except
the employees in the
Ausbildungszentrum Schloss Wolfsberg AG, Fides and
Card

Center subsidiaries.

Annual Report 2025 |
Sustainability Statement | Social information

Employee representation
UBS
respects
and
complies
with
all
EU,
national
and
local
labor
laws.
As
part
of
the
people
transition
following
the
integration
of
Credit
Suisse,
the
UBS
European
Employee
Forum,
which
operates
under
a
formal
agreement,
now
represents employees
in the countries
in the EU
where the
UBS Group has
a presence.
It generally meets
monthly and
considers topics related to our performance and operations. Local employee representative bodies discuss topics such as workplace conditions,
benefits and
reorganizations. Collectively,
these groups
represent
51.8% (2024:
52.0%) of
the
global workforce
of the
UBS Group
and 44.0%
(2024: 46.1%)
of that
of UBS
AG consolidated.
UBS does
not have
a
presence in any
country within the
European Economic Area
that meets the
threshold of significant
employment, defined
as at least 50 employees by headcount, representing at least 10% of its total number of employees.
Where applicable, our operations are subject to collective bargaining agreements.
Workforce inclusion
We are committed to being an inclusive workplace based on meritocracy and aim to build a culture of belonging where all employees are recognized
and valued and where everyone
can be successful and thrive. We
hire and retain the
best
people for the right
roles, to deliver
for our clients, our
businesses, our shareholders
and the communities we
serve. In
order to achieve this, our
global workforce has a variety of
skills, experiences and backgrounds that reflect
the diversity
of our clients to serve them at our best. It is also critically important to us that we respect an environment where all our employees are treated fairly and are able to reach their potential. In every location in which we operate, we continue to act in accordance with the current law and regulations and will monitor any changes to ensure we remain consistent.
Our governance
framework enables
leaders and
employees to
deliver the
strategy and
play a
part in
delivering an
inclusive
environment. We
leverage communications
channels, workplace
forums and
councils and
engagement plans
to drive
awareness and accountability.
This strategy
is reinforced
by our
public commitments
to support
all employees,
including, but
not limited
to, the
UN
Women’s
Empowerment
Principles,
the
Valuable
500
and
the
Race
at
Work
Charter
(UK).
Of
particular
note
is
our
commitment
to
the
Valuable
500,
a
global
business
collective
of
CEOs
and
their
companies
focused
on
advancing
disability inclusion that we have partnered with since 2021. In 2025, we strengthened disability inclusion by embedding
a
dedicated
social
media
strategy
and
an
accommodation
request
form
into
our
recruitment
processes,
introducing
additional
resources
such
as
our
guide
to
accommodation
conversations
and
company-wide
digital
accessibility
e-
learning, and expanding our employee ability network membership support of employees with disabilities and allies. We
also conducted
an external
vendor-led assessment
of our
branches and
offices to
evaluate physical
accessibility. These
efforts
led to
our
first-time recognition
as a
top
scorer in
the 2025
Best Place
to Work
for Disability
Inclusion by
the
Disability Index
®
.
Fair and equitable pay
We pay for performance
and we take pay
equity seriously. Across all our locations, we
apply the same
fair pay standards,
reinforced by annual reviews of
our approach and policies
in line with established
equal pay methodologies.
In 2025, our
statistical pay gap
analyses reaffirmed
that pay
differences between
male and
female employees in
similar roles
across
our core financial
hubs remained below
1%, a difference consistent
with that for
2024. If we
find any gaps
not explained
by business or by appropriate employee
factors such as role, responsibility, experience, performance or location, we look
at the root causes and address them.
We also aim to ensure that all employees are paid at least a living wage. We regularly assess employees’ salaries against local living wages,
using benchmarks defined
by the Fair
Wage Network. Our
latest review showed
that all employees’
salaries were at or above the respective benchmarks.
›
Refer to the UBS Compensation Report 2025, available at ubs.com/annualreporting, for more information
Talent management and development
Our Group-wide talent offering is supplemented by programs in the business divisions, functions and regions. Their aim is
to
create
a
culture
of
cross-divisional
and
international
mobility,
developing
versatile
leaders
at
all
levels
of
the
organization. Central
to this
approach is
an annual
talent and
succession review
to identify
future leaders,
ensure business
continuity and proactively manage employee development. Our leadership development framework ensures we address their unique needs. Flagship initiatives,
such as the Regional Leadership
Forum, the AI Senior Leadership Journey
and the
AI for Leaders series, foster innovation and prepare leaders to thrive in an AI-enabled world.
Internal
training
is
delivered
via
our
UBS
University
platform.
Our
offering
includes
client
advisor
certification
and
regulatory,
business
and
line
manager
training,
along
with
modules
on
culture,
sustainable
finance,
AI,
data
literacy,
language learning, well-being and other topics. In 2025,
we expanded AI learning for all employees with
interactive and
self-guided modules
to support
the responsible
and effective
use of
AI. In
addition, our
partnership with
a leading
external
provider continued to offer employees access to thousands of additional learning opportunities.
All employees
are required
to meet
initial and
ongoing training
and competency
requirements appropriate
to the
activities
they undertake
on the
firm’s behalf.
We may
also require
employees to
complete mandatory
or business-required
training,
including risk-management-related training, in line with our mandatory learning policy.

Annual Report 2025 |
Sustainability Statement | Social information

Performance management
Our performance management approach reflects our strategy and supports our high-performance culture. Performance and behavior objectives
help the firm
assess both what
an employee accomplishes
and how our
Behaviors (accountability
with integrity,
collaboration and
innovation) are
demonstrated. Regular
check-ins, along
with an
embedded feedback
tool, enable employees
to give and
receive real-time feedback
throughout the year, supporting continuous
improvement.
Although each line
manager retains the
decision and ownership
of the performance
review,
they are supported
by AI-
enabled tools,
including a summarization
of the
employee’s feedback,
to support
more holistic and
complete evaluations.
Employee support, including benefits and work-life balance
We are committed to being a responsible employer. That is one reason why we offer flexible working arrangements and
promote employee health and well-being. Social, physical, mental and financial well-being elements are woven into our
HR policies and practices. For example, our support for employee well-being includes a range of programs, benefits and workplace resources,
along with specialized e-learning
curriculums and toolkits
to help employees
better manage their
health, foster well-being and
strengthen their resilience.
A dedicated well-being portal
consolidates our global offering
and promotes regional networks, initiatives and resources.
In
2025,
employees
across
the
firm
participated
in
global
well-being
sessions,
mental
health
initiatives,
volunteering
activities
and
financial
education
events.
We
also
made
progress
with
our
#WorkingWithCancer
commitment
by
supporting a “time
off for screening”
initiative that helps
ensure our employees
have the flexibility
and support they
need
to plan health checkups and screenings.
All our employees have
access to competitive benefits,
such as health care,
well-being and retirement benefits,
insurance
(such
as
life
and
disability
insurance)
and
flexible
leave
policies,
where
applicable.
All
employees
are
also
covered
by
policies to
protect against
employment injury
or disability.
Additionally, parental
leave is
available to
all employees,
as
indicated in
local HR
policies. Benefits
are aligned
with local
markets and
often exceed
legal requirements.
Employee
assistance
programs
and
internal
teams
help
employees
and
their
family
members
manage
personal
or
work-related
issues that may affect their well-being.
Should
business
or
organizational
circumstances
arise
that
lead
to
employee
redundancy,
we
offer
professional
reorientation
services
with
a
focus
on
redeployment
within
UBS.
We
believe
these
measures
help
skilled
employees
affected by
restructuring to
favorably position
themselves on
the labor
market. Employees
considering retirement
also
have access to various resources to help them prepare for this transition.

Annual Report 2025 |
Sustainability Statement | Social information

Respecting human rights
UBS is
committed to respecting
and promoting
human rights, as
set out
in the
UN Guiding Principles
on Business
and
Human Rights.
When assessing
the firm’s
potential human
rights impacts,
we focus
on three
key stakeholder
groups
(clients, employees and vendors), as well as society at large.
›
Refer to “Our Stakeholder engagement”
in the “General information” section of this Sustainability Statement for more information about our interactions with stakeholders, including civil society groups
Clients: UBS aims to provide its clients with
innovative investment solutions on themes related to human rights, such as
health, education, gender and
/ or equality. In
addition, we take human
rights risks into account
in solutions that address
a broader range of sustainability issues.
We identify and manage actual and
potential adverse impacts on human rights
to which
our clients’
assets and
our own
assets are
exposed, most
notably through
our sustainability
and climate
risk
policy
framework
(including
human
rights).
Our
clients
also
have
access
to
solutions
that
help
them
to
realize
their
philanthropy goals, including those related to human rights.
›
Refer to the “Strategy” section in this Sustainability statement for more details about our sustainability and impact strategy, key
aspirations and progress
›
Refer to the “Sustainability and climate risk policy framework”, available at ubs.com/sustainability-reporting , for more information
Employees: UBS is committed to respecting human
rights standards through its human resources policies
and practices,
and to meeting the obligations that a
responsible company is required to comply with.
These are reviewed on a regular
basis in an effort to make sure we continue to respect human and labor rights.
›
Refer to the “Social information” section in this Sustainability statement for more information about
UBS’s human resources
policies and principles
Vendors: UBS is committed to reducing the
negative societal impacts of the goods and
services it purchases. That is why,
when we
are establishing new
contracts or renewals,
we identify
high-impact vendors based
on whether they
provide
goods and services that
either have a substantial
social impact or are
sourced in markets with
potentially high social risks.
Vendors that
do not
meet the
minimum applicable
standard, because
they are
associated with
actual and
potential human
rights risks, have to agree to and comply with a remediation plan before signing a contract with us.
›
Refer to the Responsible Supply Chain Management Policy including the UBS Supplier Code of Conduct for more details about our
responsible supply chain management and assessments, available at ubs.com/sustainability-reporting , for more information
UBS’s human-rights-related
commitments and
actions are
set out
in the
UBS Human
Rights Statement.
The statement
shows the structures (governance and policies) and mechanisms (procedures and processes) UBS has in place to support its
commitments.
UBS
also
publishes
a
Modern
Slavery
and
Human
Trafficking
Statement
pursuant
to
the
UK
2015
Modern Slavery Act and to the Australian 2018 Modern Slavery Act.
›
Refer to the Human Rights Statement 2026, available at ubs.com/sustainability-reporting, for more information
›
Refer to the Modern Slavery and Human Trafficking
Statement 2026, which will be available as of 30 June 2026 at
ubs.com/sustainability-reporting , for more information

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Managing sustainability and climate risks
Introduction
Managing sustainability and
climate risks is a
key component of our
corporate responsibility. We define these risks as the
risks that UBS negatively impacts, or is impacted by, climate change, nature, human rights and other environmental and social matters. Such risks
may materialize as credit,
market, liquidity,
business or non-financial risks
for UBS, potentially
leading to adverse financial, liability or reputational impacts.
Sustainability and climate risk management framework
Our firm-wide
sustainability and
climate risk
management framework,
supported by
dedicated policies,
standards and
guidelines, forms
the basis
of
our
approach to
identifying, assessing
and
managing environmental
and
social risks.
It
enables us to address potential
adverse impacts on the climate,
the environment and human
rights, while also managing
related risks that may affect UBS and our clients, and supporting the transition to a low-carbon economy.
Overseen by senior management, the framework is applied across client onboarding, transaction due diligence, product development, our own operations
and our supply
chain. It is a
continuous process, consisting of
four phases described
in
the
following
sections:
(i)
risk
identification
and
measurement;
(ii)
monitoring
and
risk
appetite
setting;
(iii)
risk
management and control; and (iv) risk reporting and disclosure.
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting
›
Refer to “Our investment management approach to sustainability and climate risks” in this section of this Sustainability statement
for a description of our sustainability and climate risk investment approach
Governance and strategic oversight
Group Risk Control is responsible for our firm-wide sustainability and climate risk framework and for managing financial
exposure to
these risks
as a
second line
of defense.
Group Compliance
and Operational
Risk Control
provides independent
oversight
of
our
non-financial
risk
control
environment,
ensuring
its
adequacy
and
effectiveness.
We
manage
sustainability
and
climate
risks
through
a
dedicated
risk
management
framework,
which
continues
to
evolve
and
is
focused on meeting emerging regulatory requirements
and enhancing core processes, such as reporting
and disclosures.
The Group
Chief Risk
Officer is
responsible for
the development
of the
sustainability and
climate risk
framework, including
the definition
of risk
appetite and
its integration
into existing
Group-wide risk
management frameworks. The
Head of
Sustainability
and
Climate
Risk
supports
the
Group
Executive
Board
by
providing
leadership
on
sustainability
in
collaboration with the
business divisions and
Group functions. Oversight
of our sustainability
and climate risk
efforts is
conducted
jointly
by
the
Risk
Committee
and
the
Corporate
Culture
and
Responsibility
Committee
of
the
Board
of
Directors. These bodies monitor the progress of our efforts to address sustainability and climate risks.
›
Refer to the “Governance” section of this Sustainability statement for further details on sustainability governance at UBS

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Risk identification and measurement
Sustainability and climate risks
are identified at divisional
and cross-divisional levels.
Our climate-related risk identification
methodologies
and
materiality
assessment
collectively
define
key
focus
areas
and
risk
drivers.
The
insights
gained
contribute to our overall sustainability and climate risk strategy by:
–
identifying concentrations
of climate-sensitive
exposure,
which may
increase vulnerability
to financial
and non-financial
risks, thereby guiding resource prioritization for enhanced risk quantification and management;
and
–
enabling us
to assist
clients with
their low-carbon
transition and
identify those
who may
benefit from
our sustainability-
focused products and services.
The outcomes of
this process guide senior
management decision-making and
provide stakeholders with
valuable insights
through our external disclosures.
Our approach to climate-related risk identification
Our methodologies
are designed
to assess
how susceptible
clients and
assets are
to climate
risks, focusing
on the
potential
financial impacts that could arise from policy changes, technological shifts, market evolution in the context of transition risk
and
climate-related
hazard
events
in
the
context
of
physical
risk.
These
assessments
evaluate
the
magnitude
of
climate-related risk
drivers affecting
a counterparty
or asset
class, helping
us determine
how such
risks may
influence
creditworthiness, collateral values and broader portfolio exposure.
1
For corporate
clients, when
counterparty-level information
is available
and of
sufficient quality,
a bottom-up
methodology
is
used.
The
methodology
includes
the
counterparty’s
measures
and
actions
in
place
to
mitigate
transition
risks
summarized through
UBS’s internal
Company Transition
Assessment Scorecard
and the
exposure of
their assets
to physical
hazards.
When
counterparty-level
information
is
not
available,
a
top-down
methodology
is
used
for
transition
and
physical risks based
on both the
country of risk
domicile and the
internal UBS industry
classification (Group Industry
Code
2).
For
Lombard lending,
an overall
portfolio rating
is assigned
based on
the average
riskiness
of the
collaterals that
are
posted securing the
loans. In 2025,
UBS developed a
global real estate
(GRE) model to
provide a counterparty-level
rating
across transition and physical risks in the real
estate portfolio. Together, these methodologies enable UBS to assess how transition and physical risks may
influence the risk profiles of
clients and provide a consolidated
view of the UBS Group
exposure to climate-related risks.
Transition risk
Climate-driven transition
risks arise
from the
transition to
a sustainable
economy,
in particular
its decarbonization,
for
example due to changes in policy, case law, technology or in the behavior of market participants.
This may contribute to
a structural change across
economies and consequently affect
banks and the stability of
the wider financial sector.
The
climate-driven transition risk
profile chart shows
that, in 2025,
the key sectors
contributing to
the UBS Group’s
transition-
risk-sensitive exposure continued to be real estate, industrials and transportation, unchanged from 2024.
Physical risk
Climate-driven physical risks arise from acute hazards, which are increasing in severity and frequency,
and chronic risks,
which arise from an incrementally changing climate.
Climate-driven physical risks may contribute to a structural change across economies and consequently affect banks and the stability of the wider financial sector.
The
climate-driven
physical
risk
profile
chart
shows
that,
in
2025,
Switzerland
and
the
Americas
were
the
largest
contributors to
the UBS
Group’s physical-risk-sensitive
exposure, with
both regions
demonstrating relatively
high adaptive
capacity to manage physical
risk hazards, resulting in
a moderately low overall
physical risk rating. Countries
are grouped
into regions according to the UBS Country and Region Data Standard.
›
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-reporting , for details about methodologies
1
UBS’s methodologies for
assessing climate-driven transition
and physical risks are
still emerging and may
change over time.
As the methodologies,
tools and industry-wide
data availability improve,
we will further
develop our risk identification and measurement approaches.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

High 50.97 (6.49%)
Real estate 45.72 Utilities 1.44 Fossil fuels 0.28
Private clients with mortgages 39.72
Power production: regulated & high-carbon
fuels
1.44 Wholesale & trading: refined petroleum products 0.17
Real estate financing 6.00 Sovereigns 0.32 Refining and marketing 0.10
Industrials 2.74 Government agencies 0.30 Agriculture 0.11
Chemicals 2.13 Sovereigns 0.02 Food and beverage production 0.10
Machinery and related parts manufacturing 0.32 Services and Technology 0.31 Livestock – beef extensive grazing 0.02
Cement or concrete manufacture 0.29 Business services 0.31 Transportation 0.04
Electronics manufacture 0.01 Land-based shipping high-carbon (trucks) 0.04
Moderately high 69.58 (8.86%)
Real estate 32.20 Transportation (cont.) Services and technology 1.29
Private clients with mortgages 19.96 Land-based shipping high-carbon (trucks) 1.03 Business services 1.26
Development and management of real estate 6.66 Airlines – commercial 0.87 Media, information technology 0.02
Real estate financing 5.57 Automobile manufacture (high-carbon fuels) 0.10 Fossil fuels 1.27
Industrials 13.64 Transit systems 0.05 Wholesale & trading: crude oil and natural gas 1.02
Machinery and related parts manufacturing 6.34 Metals and mining 3.87 Conventional oil (on- / off-shore) 0.14
Pharmaceuticals 3.00 Mining conglomerates (incl. trading) 3.04 Integrated oil and gas 0.07
Plastics and petrochemicals manufacture 2.02
Production of other mined metals and raw
materials
0.57 Gas processing (including LNG) 0.05
Consumer durables manufacturing 1.60 Production of steel and iron 0.27 Utilities 0.53
Chemicals 0.60 Agriculture 2.22 Power production: regulated & high-carbon fuels 0.36
Other consumer goods manufacturing 0.07 Food and beverage production 2.22 Waste water treatment 0.17
Clothing manufacture 0.02 Financial services 1.63 Sovereigns 0.16
Transportation 12.76 Banks 1.17 Sovereigns 0.16
Sea-based shipping (high-carbon fuels) 7.35 Other financial services 0.20
Airlines – cargo 2.00 Asset managers and asset owners 0.19
Transportation parts and equipment supply 1.36 Brokers and other intermediaries 0.07
Moderate 72.34 (9.21%)
Real estate 39.69 Fossil fuels 5.69 Utilities 1.49
Private clients with mortgages 29.82
Wholesale & trading: refined petroleum
products
5.32 Waste disposal and recycling 0.59
Real estate financing 7.08 Transportation and storage (gas) 0.19 Power production: regulated & high-carbon fuels 0.49
Construction – non-infrastructure 2.68 Downstream oil and gas distribution 0.17 Grid operation and transmission 0.27
Development and management of real estate 0.07 Wholesale & trading: crude oil and natural gas 0.01 Wholesale & trading: electricity and power 0.13
Construction of buildings and related activities 0.04 Agriculture 4.30 Metals and mining 0.56
Services and technology 9.00 Food and beverage wholesale / retail 2.92 Metal or mining not elsewhere classified 0.45
Media, information technology 8.59 Food and beverage production 1.14 Production of steel and iron 0.07
Business services 0.25 Crops – high emissions intensity 0.14
Production of other mined metals and raw
materials
0.04
Entertainment, leisure, retail not elsewhere
classified
0.11 Other agricultural services 0.07 Financial services 0.27
Education 0.05 Livestock – other 0.02 Asset managers and asset owners 0.15
Industrials 8.76 Transportation 2.43 Banks 0.11
Electronics manufacture 4.07 Passenger ships 1.71 Sovereigns 0.16
Other consumer goods manufacturing 1.51 Airlines – cargo 0.38 Government agencies 0.11
Clothing manufacture 1.46 Sea-based shipping (high-carbon fuels) 0.16 Sovereigns 0.05
Aerospace and defence activities 1.19 Automobile manufacture (high-carbon fuels) 0.10
Pharmaceuticals 0.26 Airlines – commercial 0.08
Machinery and related parts manufacturing 0.14
Plastics and petrochemicals manufacture 0.13
1
Gross lending exposure consists of total
on-balance sheet loans and advances
to customers and off-balance sheet
guarantees and irrevocable loan commitments
(within the scope of expected credit
loss) and is based on consolidated information
reported under IFRS Accounting Standards (inclusive of
purchase price allocation adjustments recorded in
the UBS Group as a result of
the acquisition of
the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
Climate-related risks are scored between zero and one, based on climate risk transmission channels.
Sensitive exposures
are defined as those business activities that
are rated as high, moderately
high or moderate, whereas
those that are rated as having
moderately low and low vulnerability
are rated as “non-sensitive”.
The exposures that are not assessed due to lack of methodology and / or data are categorized as “not classified”.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Switzerland
6
Americas EMEA Asia Pacific
Sensitive 53.05 Sensitive 43.07 Sensitive 3.03 Sensitive 1.95
Private clients with mortgages 19.20 Financial services 20.77 Services and technology 0.81 Financial services 0.85
Real estate financing 12.61 Services and technology 11.83 Industrials 0.66 Metals and mining 0.33
Services and technology 8.12 Industrials 4.79 Private clients with mortgages 0.48 Services and technology 0.22
Others 13.11 Others 5.68 Others 1.08 Others 0.55
Non-sensitive 376.55 Non-sensitive 161.12 Non-sensitive 89.53 Non-sensitive 37.36
Not classified 7.51 Not classified 1.00 Not classified 1.03 Not classified 0.31
1
Gross lending exposure consists
of total on-balance sheet
loans and advances to
customers and off-balance sheet
guarantees and irrevocable
loan commitments (within the
scope of expected credit
loss) and is based
on consolidated information reported
under IFRS Accounting Standards
(inclusive of purchase price
allocation adjustments recorded in the UBS Group as a result of the acquisition of the Credit Suisse Group in compliance with IFRS 3, Business Combinations).
2
Climate-related risks are scored between zero and one, based on climate risk transmission channels. Sensitive exposures are defined as those business activities that are rated as high, moderately high or
moderate, whereas those that are
rated as having moderately low and low
vulnerability are rated as “non-sensitive”. The
exposures that are not assessed due to lack of
methodology and / or data are categorized as “not
classified”.
3
The exposure weighted average physical
risk rating across all regions is “moderately low”.
The world map therefore reflects the moderately low
color scale as in the total exposure chart.
4
Countries are grouped into regions according to the UBS Country and Region
Data Standard.
5
A small portion (1.28%) of total exposure is not mapped to any specific region. This includes exposure to countries that cannot be mapped, global funds, multi-lateral institutions, and ship and aircraft financing.
6
"Switzerland” region includes a very small exposure (<1%) booked in Liechtenstein.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Climate scenario analysis and stress testing
We apply scenario-based approaches to assess our exposure to transition and physical risks arising from climate change.
We have introduced several in-house assessments leveraging industry collaborations to tailor approaches for addressing
methodological
and
data
challenges.
We
employ
dedicated
climate
risk
models
that
are
designed
to
capture
both
systematic and idiosyncratic effects to perform stress-testing exercises across short-, medium- and long-term horizons.
The work
performed includes
regulatory scenario
analysis and
stress-testing exercises.
These include,
for example,
the
Bank of
England 2021
Climate Biennial
Exploratory Scenario,
the 2022
European Central
Bank climate
risk stress
test
(which assesses banks’
preparedness for dealing
with financial and
economic shocks stemming
from climate risk)
and the
2024 Swiss Financial
Market Supervisory Authority
(FINMA) and Swiss
National Bank climate
scenario analysis exercise.
These exercises facilitated the identification of financial risks from climate change. They also made it possible for UBS to assess management actions in response to different scenario
results and perform a counterparty-level analysis. Although
the results indicated mild losses
and low exposure for the
entities and portfolios in scope,
they provided valuable insights
to strengthen UBS’s climate risk scenario analysis and stress testing.
In 2025,
we further
refined and
expanded our
internal climate
risk scenarios
and enhanced
the dedicated
climate risk
methodologies. Furthermore, we conducted a Group-wide climate scenario analysis to guide the materiality assessment
of
climate-related
risks,
meeting
the
FINMA
Circular
2026/1
“Nature-related
financial
risks”
(published
by
FINMA
in
December 2024) requirements on nature-related financial risks. A range of climate scenarios in line with UBS’s business
model were used, including
a stress scenario, under
which the lack of
coordinated mitigation efforts
places the planet on
a 3°C-warming trajectory by 2100.
Over the last few years, we have
also leveraged industry-wide initiatives, such as the Paris
Agreement Capital Transition
Assessment exercise
launched by
the Swiss
Federal Office
for the
Environment in
2020, 2022
and 2024.
Through this
exercise,
we
assessed
the
climate
alignment of
our
listed
investments (including
equities
and
bonds),
mortgages and
direct real estate portfolios.
The assessment enabled
us to compare
our results with the
aggregated performance of all
participating banks’ portfolios, showing the progress made over time and the efforts still needed.
Materiality of climate-related risks across risk categories
UBS
conducts
a
financial
risk
materiality
assessment
of
climate-related
risk
drivers,
complementing
its
regular
risk
identification processes
described above.
This climate-related
materiality assessment
evaluates how
transition and
physical
risk drivers may affect UBS’s risk categories: credit, market, liquidity, business and non-financial risks.
In 2025, the materiality
assessment for climate risks
was enhanced and performed
based on a combination
of qualitative
and
quantitative
inputs
(including
climate
scenario
analysis
and
exposures
to
climate-sensitive
sectors),
from
both
an
inherent and residual perspective. Inherent risk refers to the level of risk that exists in the absence of any climate-related controls or mitigation actions, whereas residual risk refers to the level of risk after taking them into account.
Materiality was assessed across the short (one year), medium (two to five years) and long term (more than five years) to
capture the dynamic nature of climate risk exposure.
The table below summarizes whether transition and
physical risks are considered material or not
material on an inherent
basis, for each risk category and time horizon under a stress case scenario.
Overview of inherent material risks under stress case scenarios
Risk type Time horizon Credit Market
1
Liquidity
2
Business
3
Non-financial risk
Physical risk Short-term Not material Not material Not material Not material Not material
Medium-term Not material Not material Not material
Long-term Material Not material
Transition risk Short-term Material Not material Material Material Not material
Medium-term Material Material Material
Long-term Material Material
1
The trading book is
assessed using a short-term stress
scenario time horizon due to
the dynamic risk profile and
high liquidity of trading
book instruments, which make
them sensitive to short-term shocks
rather
than long-term climate transition. The
banking book scenario time horizon is
aligned with the liquidity portfolio (high-quality
liquid assets) and existing internal liquidity
adequacy assessment process (ILAAP) stress
tests, which operate on a
one-year horizon. This alignment ensures
consistency with regulatory expectations and reflects
the relatively stable nature of banking book
exposures. Therefore,
market risk has not been
assessed in the medium and long terms.
2
The time horizon for the climate risk assessment of liquidity risk is aligned with existing ILAAP stress tests. Liquidity risk is assessed based on a one-year stress time horizon,
which is considered long-term for liquidity purposes
and is in alignment with the time horizon of
the funding regulatory metric, the net stable funding
ratio (one year). Therefore,
liquidity risk has not been assessed
in the medium and long terms.
3
Business risk is assessed for a three-year time horizon in line with the three-year strategic plan. Therefore, business risk has not been assessed in the long term.
Inherent credit risk
is assessed as
material under stress-case scenarios,
primarily due to
the expected long-term impacts
of
chronic
physical
hazards
on
macroeconomic
developments
in
the
real
estate
sector
(physical risk)
and
also
due
to
regulatory uncertainty, which may require significant investments and impact credit quality for the real estate sector and for corporate lending exposures to sectors deemed climate-sensitive (transition risk).

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Inherent liquidity risk
is assessed as
material under stress-case
scenarios, reflecting potential
for abrupt shifts
in regulatory
conditions, resulting in economic disruptions
that could trigger significant outflows,
elevated funding costs or
impaired
access to capital markets (transition risk).
Inherent business risk is assessed as material under stress-case scenarios, considering the potential financial impacts of a sudden and disorderly
climate transition resulting
in economic disruptions,
which could reduce
the value of
assets and
recurring
fee
income,
and
increased
market
uncertainty,
which
could
lower
deal
flow
and
transaction-based
fees
(transition risk).
All material financial risks are primarily driven
by indirect climate impacts, such as macroeconomic impacts
from climate
change, as opposed to direct climate impacts on counterparties or assets.
Inherent non-financial risk is
assessed as material under stress-case
scenarios, due to ongoing
regulatory scrutiny and the
evolving
legal
landscape
around
climate
and
sustainability
requirements
and
disclosures,
which
can
expose
UBS
to
litigation risk, regulatory penalties and reputational damage in the event of non-compliance or perceived greenwashing
(transition risk).
Across all risk types, climate-related risks are assessed as not material on a residual basis (after considering our standard
climate-related controls
/ mitigation
actions), with
the exception
of non-financial
risk in
the long
term. The
latter risk
remains
material
even
after
mitigating
controls
are
taken
into
account,
due
to
persistent
political
uncertainty
and
diverging regulatory requirements across jurisdictions, which lead to heightened legal and litigation risks (transition risk).
Material risks
were fed
into the
regular risk
identification process,
and a
climate root
cause driver
was added,
where
relevant.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Monitoring and risk appetite setting
UBS has established a qualitative (e.g.
exclusion of controversial activities) and quantitative
(e.g. decarbonization targets)
risk appetite, which is
subject to periodic monitoring
and enhancements. The risk
appetite guides decision-making and
supports proactive management of exposures to climate-sensitive sectors.
The
climate-related risk
metrics below
help
us
monitor our
exposure to
key
transition and
physical
risk drivers
across
portfolios, highlighting
where climate-related
vulnerabilities may influence
our overall
risk profile.
UBS will
continue to
develop these metrics, ensuring alignment with regulatory expectations and industry-leading practices.
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting , for more details on sustainability and climate risk standards, decarbonization control framework and assessments
Climate-related risk metrics
The table below includes climate-related risk
metrics for the UBS Group, UBS
AG on a standalone basis, UBS
Switzerland
AG on a standalone basis and
UBS Europe SE on a standalone
basis. In 2025, UBS developed
the global real estate (GRE)
model,
enabling
asset-level
sensitivity
assessments
for
real
estate
financing
and
the
private
clients
with
mortgages
portfolio, impacting both transition- and physical-risk-sensitive exposures.
Climate-driven transition-risk-sensitive exposure accounted for 24.6% of the UBS Group’s total gross lending exposure,
up
from 21.0%
based on
the revised
1
2024 figures,
reflecting the
GRE model
enhancement. The
GRE model
applies
UBS’s Swiss
residential and commercial
real estate
decarbonization targets to
identify properties that
rely on
fossil fuel
heating systems and
are not progressing
in line with
UBS’s decarbonization
pathway as sensitive.
Climate-driven physical-
risk-sensitive exposure accounted for 13.8% of the UBS Group’s total gross lending exposure, up from 12.8% based on the revised
1
2024 figures,
reflecting the
GRE model
enhancement. The
GRE model
calculates a
physical risk
rating by
assessing building-level
exposures to
a physical
risk hazard.
Carbon-related assets
accounted for
9.7% of
the UBS
Group’s
total gross lending exposure,
down from 10.9% in 2024.
However, on an absolute basis,
carbon-related assets remained
largely flat year on year.
Risk management – Climate-related metrics
For the year ended
31.12.25 31.12.24
Climate-related metrics (USD bn)
Total exposure to climate-sensitive sectors, transition risk UBS Group AG consolidated
1,2
192.9 147.5
Climate-sensitive sectors, transition risk, proportion of total gross lending exposure, UBS Group AG consolidated (%)
1,2
24.6 21.0
Total exposure to climate-sensitive sectors, transition risk UBS AG (standalone)
1,2
31.6 36.2
Total exposure to climate-sensitive sectors, transition risk UBS Switzerland AG (standalone)
1,2
154.5 103.5
Total exposure to climate-sensitive sectors, transition risk UBS Europe SE (standalone)
1,2
0.0 0.0
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS Group AG consolidated
3
1.4 2.1
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS Group AG consolidated
4
8.8 6.8
Total exposure to climate-sensitive sectors, physical risk: UBS Group AG consolidated
1,2,5
108.5 89.6
Climate-sensitive sectors, physical risk, proportion of total gross lending exposure, UBS Group AG consolidated gross (%)
1,2
13.8 12.8
Total exposure to climate-sensitive sectors, physical risk UBS AG (standalone)
1,2,5
64.4 65.0
Total exposure to climate-sensitive sectors, physical risk UBS Switzerland AG (standalone)
1,2
56.9 43.5
Total exposure to climate-sensitive sectors, physical risk UBS Europe SE (standalone)
1,2
0.0 0.0
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Group AG consolidated
3
2.9 3.3
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS Group AG consolidated
4
14.4 12.6
Carbon-related assets: UBS Group AG consolidated
1,6
76.1 76.5
Carbon-related assets proportion of total gross lending exposure, UBS Group AG consolidated gross (%)
1,6
9.7 10.9
Carbon-related assets: UBS AG (standalone)
1,6
26.2 30.3
Carbon-related assets: UBS Switzerland AG (standalone)
1,6
51.6 46.6
Carbon-related assets: UBS Europe SE (standalone)
1,6
0.0 0.0
1
Gross lending exposure
consists of total
on-balance sheet loans
and advances to
customers and off-balance
sheet guarantees and
irrevocable loan commitments
(within the scope
of expected credit
loss) and is
based on consolidated
and standalone information
reported under IFRS
Accounting Standards (inclusive
of purchase price
allocation adjustments recorded
in UBS as
a result of
the acquisition of
the Credit Suisse
Group in compliance with IFRS 3, Business
Combinations).
2
Comparative figures have been revised
following the development of the global
real estate model. The revision
applies to the exposure booked
on the
UBS platform only and
not to the exposure on
the legacy Credit Suisse
platform. Consequently, the previously reported transition risk exposure has been revised as
follows: UBS Group AG (consolidated) to
USD 147.5bn
from USD
120.3bn; UBS AG
(standalone) to USD 36.2bn
from USD 36.6bn; UBS
Switzerland AG (standalone)
to USD 103.5bn from
USD 83bn; and UBS
Europe SE (standalone)
remained unchanged following
the
revision. The transition risk
proportion of total gross lending exposure,
UBS Group AG consolidated (%) was
revised to 21% from 17.1%. In addition,
the previously reported physical risk exposure
has been revised
as follows: UBS Group AG (consolidated) to USD 89.6bn from USD 68.9bn; UBS
AG (standalone) to USD 65.0bn from USD 65.7bn; UBS Switzerland AG (standalone) to USD 43.5bn from
USD 22.6bn; and UBS Europe
SE (standalone) to USD 28.3m
from USD 24.3m. The
physical risk proportion
of total gross lending
exposure, UBS Group
AG consolidated gross
(%) was revised
to 12.8% from 9.8%.
3
For traded products
the
metric is
calculated using
over-the-counter
derivatives,
exchange-traded derivatives
and securities
financing transactions,
consisting of
securities borrowing
and lending,
and repurchase
and reverse
repurchase
agreements.
4
For issuer
risk the metric
is calculated based
on high-quality
liquid assets,
debt securities,
bonds and liquidity
buffer securities.
5
Climate-driven sensitive
exposure to physical
risk for UBS
AG
(standalone) includes loans and advances to UBS subsidiaries that are classified as sensitive based on its sector and country of risk in the absence of asset-level data. These subsidiaries transact with third parties and the sensitivity of that exposure facing external counterparties is assessed and included in the banking products,
traded products or issuer risk exposure metrics in
the UBS Group disclosure.
6
Carbon-related assets
are defined as
concentrations of
credit exposure
to assets
tied to
the four
non-financial sector
groups as
defined by
the Task
Force on
Climate-related Financial
Disclosures (the
TCFD), using
the Global
Industry
Classification Standard. These four groups are: (i) energy; (ii) transportation; (iii) materials and buildings;
and (iv) agriculture, food and forest products. This
metric is agnostic of risk rating.
›
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-reporting , for more information on the metrics’
definitions, approaches and scope
1
The revised 2024 figures do not include the revision of legacy Credit Suisse exposure integrated into target UBS platform during 2025.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

The table below presents
a view of the
UBS Group risk profile
and changes year on
year across sectors and
sub-sectors
for both transition and physical risks. It shows our total exposure to each sector and the trend compared with 2024. For both transition
and physical
risk, the
exposure weighted
average risk
ratings, the
year-on-year exposure
weighted average
trends and the climate-sensitive exposure in 2025 and 2024
are presented. Overall, the UBS Group continues to
have an
average rating of moderate for transition risk and moderately low for physical risk.
Risk exposures by sector for UBS Group
1,2
Transition risk Physical risk
Sector / Sub-sector
2025
exposure
(USD bn)
YoY
exposure
trend 3
Weighted average
risk rating 2025 4
YoY
weighted
average risk
trend 3
2025
climate-
sensitive
exposure
(USD bn)
2024
climate-
sensitive
exposure
(USD bn) 5
Weighted average
risk rating 2025 4
YoY
weighted
average risk
trend 3
2025
climate-
sensitive
exposure
(USD bn)
2024
climate-
sensitive
exposure
(USD bn) 5
Agriculture
Agriculture, fishing and forestry 0.45
↓
Moderate
↑
0.25 0.42 Moderately Low
↓
0.13 0.54
Food and beverage 7.00
↑
Moderately High
↓
6.38 6.51 Moderately Low
→
3.63 3.93
Financial services
Financial services 93.59
↑
Moderately Low
→
1.89 0.03 Moderately Low
→
22.09 18.85
Fossil fuels
Downstream refining, distribution 0.32 ↓ Moderately High ↑ 0.32 0.54 Moderately Low ↓ 0.08 0.26
Integrated oil and gas 0.07 ↓ Moderately High ↑ 0.07 0.32 Moderately Low ↑ 0.00 0.00
Midstream transport, storage 0.19 ↑ Moderate → 0.19 0.10 Moderate → 0.19 0.10
Trading fossil fuels 6.53 → Moderately High → 6.53 6.72 Moderately Low → 0.58 0.73
Upstream extraction 0.14 ↓ Moderately High → 0.14 0.24 Moderately Low ↑ 0.01 0.02
Industrials
Cement or concrete manufacture 0.29
↑
High
→
0.29 0.24 Moderately Low
→
0.04 0.03
Chemicals manufacture 2.73
↓
High
→
2.73 3.80 Moderately Low
↓
0.56 1.27
Electronics manufacture 4.56
↓
Moderate
→
4.08 4.48 Moderately Low
↑
1.14 1.47
Goods and apparel manufacture 4.74
↓
Moderately High
→
4.65 5.11 Moderately Low
→
2.86 2.94
Machinery manufacturing 8.06
→
Moderately High
→
7.99 8.02 Moderately Low
→
1.08 1.21
Pharmaceuticals manufacture 3.59
→
Moderately High
↓
3.26 3.64 Moderately Low
→
0.99 1.06
Plastics and petrochemicals manufacture 2.19
↑
Moderately High
→
2.14 1.81 Moderately Low
↑
0.92 0.69
Metals and mining
Mining conglomerates (incl. trading) 3.04
↑
Moderately High
→
3.04 2.83 Moderately Low
→
0.12 0.07
Mining and quarrying 0.98
↓
Moderate
↓
0.45 0.66 Moderately Low
↓
0.40 0.59
Production of metals 1.01
↑
Moderately High
↓
0.94 0.87 Moderately Low
↓
0.25 0.39
Private clients
Lombard
6
173.59 ↑ Moderately Low → 0.00 0.00 Moderately low → 0.00 0.00
Real estate
Development and management 12.34
↑
Moderately High
↓
9.45 11.04 Moderately low
→
0.43 0.68
Real estate financing 93.00
↑
Moderate
↑
18.65 10.40 Moderately low
↑
12.91 9.89
Private clients with mortgages 292.27
↑
Moderate
↑
89.50 53.17 Moderately Low
→
20.85 13.24
Services and technology ↓
Services and technology 38.00 ↑ Moderate ↑ 10.60 9.31 Moderately Low → 20.94 18.85
Sovereigns
Sovereigns 2.53
↓
Moderately Low
↓
0.65 0.34 Moderately low
→
0.07 0.04
Transportation
Air transport 3.41
↑
Moderately High
→
3.33 2.84 Moderate
→
2.89 2.50
Automotive 1.31
↑
Moderate
→
0.20 0.23 Moderate
→
1.21 1.08
Rail freight 1.13
↑
Low
→
0.00 0.00 Moderate
→
1.04 0.77
Road freight 1.19
↓
Moderately High
→
1.07 1.32 Moderately Low
→
0.56 0.64
Transit 0.60
↑
Moderate
↑
0.05 0.00 Moderately Low
→
0.39 0.33
Transportation parts and equipment supply 1.44
↑
Moderately High
→
1.36 1.10 Moderate
→
0.63 0.64
Water transport 9.23
↑
Moderately High
↑
9.23 8.55 Moderate
↑
9.17 5.21
Utilities
Power generation 2.78 → High → 2.70 2.24 Moderate ↑ 2.17 1.42
Waste treatment 0.76 ↑ Moderately High → 0.76 0.68 Moderately Low → 0.19 0.19
Not classified 12.54 ↓ Not Classified → 0.00 0.01 Not classified → 0.02 0.02
Grand Total 785.56 ↑ Moderate → 192.89 147.55 Moderately low → 108.54 89.61
1
Gross lending exposure consists
of total on-balance sheet
loans and advances to
customers and off-balance sheet
guarantees and irrevocable
loan commitments (within the
scope of expected credit
loss) and is
based on consolidated and
standalone information reported
under IFRS Accounting
Standards (inclusive of purchase
price allocation adjustments
recorded in UBS as
a result of the
acquisition of the Credit
Suisse
Group in compliance with IFRS 3, Business Combinations).
2
Climate-related risks are scored between zero and one, based on climate risk transmission channels. Risk ratings represent a range of scores across five rating categories: low, moderately low,
moderate, moderately high and high. Sensitive exposures are
defined as those business activities that are rated as high, moderately high or moderate, whereas those that are
rated as having moderately low and
low vulnerability are rated as “non-sensitive”.
The exposures that are not assessed
due to lack of methodology and /
or data are categorized as “not classified”.
3
A material
change in risk profile (discrete risk score,
weighted average per sub-sector) is considered as
>5% shift up, or down year on
year. Similarly,
for absolute exposure.
4
Displayed ratings represent exposure-weighted
average for a given sector scope.
5 Comparative figures have been revised following the development of the global real estate model. The revision applies to the exposure booked on the UBS platform only and not to the legacy exposure on the Credit Suisse platform. Consequently, the previously reported transition risk was revised to USD 147.55bn from USD 120.25bn and physical risk was revised to USD 89.61bn from USD
68.94bn.
6
Lombard lending rating is assigned based on the average riskiness of the collateral that is posted securing the loans.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Risk management and control
Controls in financial and non-financial risk processes
UBS has integrated sustainability
and climate risk considerations
into both financial and
non-financial processes across all
business divisions and Group functions. This ensures that relevant risks are identified, assessed, monitored and escalated
in
a
timely
and
consistent
manner.
Sustainability
and
climate
risk
controls
are
embedded
throughout
key
processes
including client onboarding, transaction
due diligence, product development,
our own operations and
supply chain. To
support consistent implementation of sustainability and climate risk practices across the organization, UBS has delivered sustainability and climate-risk training to employees across the business divisions and Group functions.
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting , for details about our standards, guidelines and assessments
Integration of climate-related risks into traditional risk management framework
UBS has integrated climate
risk considerations into its
traditional risk management and
control framework to ensure
that
material
risks
are
systematically
assessed,
monitored
and
mitigated
across
traditional
risk
categories.
This
integration
supports
a
consistent
and
forward-looking
approach,
aligned
with
regulatory
expectations
and
international
best
practices.
Our approach is
designed to support
the ongoing management
of climate-related risks
as they manifest
across traditional
risk categories
and has
been built
in line
with principles
outlined by
the Basel
Committee on
Banking Supervision
(the
BCBS)
and
the
Task
Force
on
Climate-related
Financial
Disclosures
(the
TCFD).
As
FINMA
has
mandated
financial
institutions in
categories 1
and 2
to implement
material climate-related
financial risks
in their
due diligence
processes
from 1
January 2026, at
the latest, (Circular
2026/1 “Nature-related financial
risks“, published by
FINMA in
December
2024), UBS has
embedded the management
of these risks
within each traditional
risk category. The
following outlines
how UBS manages climate-related risks within each risk category.
Credit risk
Credit
risk
refers
to
potential
credit
losses
that
may
arise
from
climate-related
risks
(both
transition
and
physical)
materializing due to
the impacts of
a changing climate
and the global
shift toward a
low-carbon economy.
These risks
can affect the financial position of UBS’s counterparties,
for example when such impacts impair a borrower’s capacity
to
meet its financial obligations the likelihood of credit losses increases.
At
the
transaction
level,
proprietary
climate
risk
rating
methodologies
and
company-specific
due
diligence
questions
support the
identification and
assessment of
climate-related risks
in credit
approvals and
reviews. In
2025, integration
efforts centered
on lending
to corporate
clients. Targeted
training equipped
the first
and second
lines of
defense with
the tools and capabilities to incorporate
climate-related risk into their credit
assessments. Another important priority
was
embedding counterparty-level climate
risk rating model
outputs into strategic
IT systems, facilitating
seamless integration
within the credit approval workflow.
At the portfolio
level, an enhanced
approach for concentration
monitoring of collateral
in climate-sensitive sectors
has
been
introduced
for
Global
Wealth
Management
and
relevant
parts
of
the
Investment
Bank.
We
are
continuing
to
enhance and automate quarterly risk reporting to strengthen oversight and transparency.
Liquidity risk
Liquidity
risk
refers
to
the
potential
impact
on
liquidity
adequacy
driven
by
risks
from
the
transition
to
a
low-carbon
economy and
a changing
physical climate.
These risks
represent an
additional driver
of liquidity
risk and
can influence
our ability to raise funds, liquidate assets or respond to
changes in clients’ liquidity demands. Such impacts could
lead to
increased net cash outflows or depletion of our liquidity buffer.
Climate-related
risk
considerations
have
been
integrated
into
UBS’s
liquidity
management
framework
by
introducing
climate risk
stress-testing and
reporting, leveraging
the heatmaps
and counterparty-level
climate risk
rating models
to
assess
potential
impacts.
The
identification
and
integration
of
material
climate-related
risks
into
our
liquidity
risk
management framework is an iterative
process, reflecting the evolving nature
of climate science, regulatory expectations
and data
availability. As
methodologies
mature and
industry-wide data quality
improves, UBS continues
to enhance
its
approach
through
advanced
analytics
and
scenario-based
insights.
Liquidity
risk
is
further
mitigated
through
the
maintenance of robust high-quality liquid asset buffers, comprehensive stress-testing under diverse scenarios and access to diversified funding sources.
Business risk
Business risk
may be
affected by
climate-related impacts,
which can
influence performance
through several
channels.
These
include
potential
reduction
in
net
interest
income,
decreases
in
asset
value
and
recurring
fee
income,
and
heightened
market
uncertainty
that
could
lower
deal
flow
and
transaction-based
fees.
Such
factors
underscore
the
potential financial implications of climate change on our business model.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

These risks are managed and mitigated through UBS’s Group-wide sustainability and impact strategy, which aligns long-
term commercial objectives with climate-related
goals and regulatory expectations. This
strategic alignment helps ensure
that UBS remains
resilient in the
face of evolving
sustainability challenges and
market dynamics. Finally,
climate-related
risks, issues
and opportunities
and their
impact on
business and
strategy are
incorporated into
the firm’s
financial planning
process.
Market risk
Market
risk
refers
to
potential
financial
impacts
arising
from
price
shifts
and
market
volatility.
Climate
change
can
influence these dynamics through two main channels: (i) physical risks, where a changing environment means there are
more likely to
be extreme weather
events impacting supply
channels and company profitability
;
and (ii) transition
risks,
where climate policies, technological shifts and evolving market perceptions alter asset valuations or disrupt correlations between risk factors, potentially impacting liquidity and model assumptions.
We
have
been
progressively
embedding
climate
considerations
into
our
market
risk
management
framework.
This
includes the
introduction of sector-
/ country-level
climate heatmaps and
counterparty-level climate risk
rating models,
enabling daily
monitoring and
reporting of
climate-sensitive exposures
across our
portfolio. For
selected legal
entities,
this framework is complemented with quantitative risk appetite measures, such as climate risk concentration triggers. In addition, we
have advanced
climate-specific stress-testing
capabilities, adapting
long-term scenarios
to short-term
market
risk analysis to assess potential climate-related stress events. These initiatives are supported by continued enhancements of our analytical tools
and governance processes, ensuring
climate risk remains an
integral component of our
market risk
management approach.
Non-financial risk
Non-financial risk,
including reputational
risk, can
be influenced
by climate-related
risks. These
may stem
from inadequate
or failed internal
processes, systems or
human error, or from external
factors, such as
physical climate events,
stakeholder
legal actions
related
to climate
issues or
concerns about
our response
to climate
change and
the transition
to a
low-
carbon
economy.
Such
risks can
impact compliance,
operational resilience
and
financial
crime
prevention,
potentially
resulting in significant non-financial consequences for UBS.
In
line
with
the
BCBS’s
principles,
UBS
has
integrated
climate-related
risks
into
the
non-financial
risk
framework.
Environmental,
social
and
governance
(ESG)
risks,
including
climate,
are
considered
within
UBS’s
Group-wide
non-
financial risk identification model.
UBS is continuing to
develop this framework in
alignment with its commercial
strategy
and industry expectations,
including the integration
of ESG risks
into the non-financial
risk taxonomy and
risk appetite
statements.
Additionally,
UBS
maintains
a
reputational
risk
framework
with
clearly
defined
roles
and
responsibilities,
escalation
requirements
and
review
and
approval
authorities.
Reputational
risk
(including
sustainability-related
reputational risks, such as greenwashing risk) is considered across all business activities, transactions and decisions.
Risk reporting and disclosure
Sustainability and
climate risk
considerations are
embedded in
UBS’s quarterly
risk reporting
cycles, facilitating
transparent
reporting across the firm, key legal entities and the business divisions. This process includes:
– transactions referred to the Sustainability and Climate Risk unit;
–
climate-sensitive
sector
activities
leveraging
our
proprietary
climate
risk
heatmaps
and
rating
models
through
an
automated reporting process;
–
financed emissions
and emissions
intensities and
their utilization
against defined
risk tolerance
thresholds at
the Group,
business division and sector levels; and
– regulatory monitoring on sustainability and climate risks.
UBS prepares annual
external disclosures on
sustainability and climate
risks, in
alignment with
regulatory requirements
including the recommendations of the TCFD.
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting for more information
Our investment management approach to sustainability and climate risks
The
following
section
focuses
specifically
on
how
sustainability
and
climate
risk
is
addressed
within
the
investment
approaches of Asset Management and Global Wealth Management.
Assessing climate-related financial risks in client portfolios
As a
global
financial
institution, we
aim
to
support
our clients
in the
transition to
a
low-carbon economy.
Our
Asset
Management and
Global Wealth
Management business
divisions address
this by
offering innovative
products and
services
in investment
and financing,
establishing climate
risk monitoring
and management
systems and
providing transparent
reporting and disclosures.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Our Asset
Management and Global
Wealth Management business
divisions strive to
integrate climate-related financial
risk
considerations
into
our
decision-making
and
processes
pertaining
to
services,
strategies
or
products
offered
or
employed by
third parties,
including delegates.
In doing
so, they
demonstrate their
commitment to
implementing the
recommendations of the
Task Force on
Climate-related Financial Disclosures
(the TCFD). They
also perform climate
risk
assessments on discretionary portfolios
managed in Singapore
and in-scope collective
investment schemes managed in
Hong
Kong,
respectively,
in
line
with
the
Guidelines
on
Environmental
Risk
Management
for
Asset
Managers
of
the
Monetary Authority
of Singapore
(MAS) and
the climate
risk regulations
of the
Securities and
Futures Commission
of
Hong
Kong
respectively.
They
also
disclose
portfolio
risk
across
climate
scenarios
in
the
UK,
in
line
with
TCFD
recommendations.
We collaborate with our
industry and with
our clients, ensuring they
have access to best
practice as it evolves,
along with
robust
science-based
approaches,
standardized
methodologies
and
high-quality
data
for
measuring
and
mitigating
climate risks.
Quantifying climate risk: data and metrics
To evaluate
climate risks
at issuer
level, we
utilize physical
and transition
climate risk
data from
various data
providers.
Physical
climate
risk
arises
from
the
impact
of
weather
events
and
long-term
or
widespread
environmental
changes.
Higher levels of
physical risk imply
higher probability
of an
issuer or
direct assets
being impaired in
value. Our
physical
risk assessment considers the potential
impact of extreme climate events
on an issuer’s assets or
our direct assets. Each
physical risk score represents a sensitivity-adjusted, weighted average of risk scores linked to all
associated assets across
different
climate
hazards,
such
as
heat / cold
waves,
water
stress,
flooding,
sea
level
rises,
hurricanes,
wildfires
and
drought.
Transition risk
arises from
the process
of adjusting
to an
environmentally sustainable
economy, including
changes in
public
policies, disruptive
technological developments
and shifts
in consumer
and investor
preferences. One
of the
ways we
assess transition
risk is
by using
a “carbon
earnings at
risk” approach,
which analyzes
the unpriced
carbon cost
to a
company as
a percentage
of its
earnings before
interest, taxes,
depreciation and
amortization. We
regard carbon
earnings
at risk
as one
of the
more directly
quantifiable and
comparable metrics
across industries
globally, and
therefore more
suitable for reflecting the reach and complexity of our investments.
For
both
physical
and
transition
risks,
the
analysis
is
typically
based
on
publicly
reported
company
data,
restricting
coverage
to
corporate
issuers,
which
form
the
bulk
of
our
public
markets
portfolios.
Consequently,
exposures
to
sovereigns or structured products, for example, are not covered at this point.
Climate risk data remains an
evolving area. This results in
acknowledged limitations in data coverage
and quality, such as
issuer type and
the use of
proxy or estimation
techniques. Financial models
also typically project
up to three
years into
the future,
with significant
deterioration in
visibility beyond
one year.
As such,
long-term projections
used to
generate
data, even
for 2030,
may have
limited accuracy.
We work
closely with
our data
providers to
continually enhance
the
scope and quality of data available to us.
Application in Asset Management
Asset Management’s sustainable
investing (SI) integration
approach identifies climate-related
risks and opportunities
that
can be applied in managing existing investment strategies and new portfolio construction. Portfolio construction criteria are
applied
based
on
the
intended
objectives
of
the
given
strategy
and
classified
based
on
their
sustainability
characteristics. Exclusion criteria address elevated
sustainability risks and the scope
of portfolios to which such
exclusions
are applied is
described in Asset
Management’s approach
to exclusions. The
investment approach
in fund documentation
describes the
extent to
which a
strategy targets
particular risk
or opportunity
outcomes. Asset
Management discloses
various climate-related metrics in line with the TCFD’s Supplemental Guidance for Asset Managers.
›
Refer to “Supporting our investing clients’ low-carbon transition” in the “Environmental information”
section of this
Sustainability statement for more information about Asset Management’s climate-related metrics
Asset Management
includes disclosure
of portfolio-level
metrics for
sustainable investment
portfolios in
its fund
factsheets
and in client reporting.
Within Asset Management, the overall strategy for managing climate risks is to integrate risk data and insights into
our
investment management processes.
In our public markets investments, this
begins with assessing SI issues based
on our SI material issues framework.
Asset
Management’s environmental,
social and
governance (ESG)
material issues
framework reflects
a sector-based
view of
exposures to physical
and transition climate
risks. This identifies
the most relevant
issues by sector,
making the connection
with key value drivers
that may impact the
investment thesis across sectors.
Asset Management’s climate risk
assessment
also uses issuer-level
physical risk data
for a range
of climate hazards
and transition risk
data for assessing
exposure to
changes in
carbon pricing.
This helps
to identify
issuers with
higher levels
of risk,
and they
are then
subjected to
qualitative
assessment.
This
includes
location
and
business
segments
at
risk
along
with
mitigation
measures,
including
board
oversight,
company
risk
assessment,
adaptation
actions,
and
engagement
with
suppliers,
customers
and
local
stakeholders.
This
climate
risk
assessment
is
an
additional
consideration
in
the
overall
assessment
of
the
issuer’s
sustainability performance, which informs investment decisions.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Our Global Real Assets business considers key transition risks using our proprietary, in-house SI dashboard. This assesses the environmental performance
of directly controlled
real estate assets
against pathways and
targets. On the
physical risk
side, we
use a
third-party location risk
intelligence tool to
analyze asset-level
physical risk
for our
direct investments in
both real estate and infrastructure. We also use third-party data to inform our assessment of physical risk in our indirect real
estate
investments.
These
tools
identify
each
asset’s
potential
physical
risks
under
a
variety
of
climate
change
scenarios and timelines.
Active ownership
The transition of investment
portfolios will require real-economy emission reductions. Asset
Management sees the active
ownership strategy as a powerful tool in influencing corporate and other stakeholder behavior to achieve real-economy outcomes, while also protecting the long-term value of our clients’ assets as the transition takes place.
Asset Management
has had
a dedicated
climate engagement
program in
place for
over seven
years, addressing
financially
material climate-related risks
in companies and
tracking measurable progress.
It covers high-emitting
companies in our
listed
equity
and
corporate
bond
universe,
taking
into
account
a
range
of
sectors
and
geographies.
This
includes
companies from the oil and gas,
electricity and other utilities, metals and mining,
construction materials, and chemicals
sectors. The
program is
focused on
driving credible
transition strategies
across portfolio
holdings where
these support
our overarching goal
to protect and
enhance the value
of our clients’
investment portfolios in
line with our fiduciary
duty.
This means
we will
pursue engagement
objectives that
seek to
address issuer-specific
opportunities and
risks that
we
believe have the potential to enhance investment returns.
Our Global
Real Assets
business typically
holds
a
majority stake
in our
direct real
assets,
so
it
is possible
to positively
influence
outcomes
through
active
ownership.
This
includes
collaboration
with
tenants,
third-party
companies,
employees, communities
and other
stakeholders (via,
for example,
green lease
clauses, tenant
satisfaction surveys
and
tenant reach-outs) to
drive and achieve
emission reductions and
other climate
risk mitigations. Where
we do not
have
control,
we
actively
engage
with
owners
and
stakeholders
to
address
climate-related
risks
and
monitor
progress
accordingly. This engagement includes physical risk exposure and mitigation, transition plans, disclosures and alignment on our net-zero ambitions.
Application in Global Wealth Management
Global
Wealth
Management
actively
monitors
industry
best
practice
and
data
developments
to
support
product
disclosures and inform
climate-specific investment solutions.
We have also
made continued progress
on capacity building
and making
climate risk
assessment findings
available across
the investment
value chain.
For these
core purposes,
we
prioritize bottom-up, location-based datasets with sufficient breadth to cover as much of our
clients’ portfolio exposures
as possible.
Beyond disclosures
and specific
solutions, Global
Wealth Management
does not
currently use
climate risk
analyses to
inform investment
decisions at
either the
asset allocation
or the
instrument selection
level. This
reflects a
suitability
mismatch
between
the
bottom-up
transparency
prioritized
for
reporting
and
our
top-down
investment
allocation processes, meaning
the data
cannot be
directly integrated into
our investment processes
without significant
use of
proxies and
assumptions. Moreover,
based on
currently available
data, portfolios
that are
optimized for
climate
risk would
carry significant
biases that
could have
a substantial
impact on
projected risk-adjusted
returns. In
sum, we
observe challenges due to investment scope, limitations of
data availability, modeling uncertainties and implementation hurdles, but remain prepared
to further integrate climate
risks into core
investment processes, should these
restrictions
be resolved.
Industry engagement
Most
of
our
discretionary
portfolios
comprise
investment
funds
from
third-party
fund
managers,
including
Asset
Management, which runs independent processes. Generally,
Global Wealth Management acts as an asset allocator and
manager of these portfolios, but it does not control portfolio construction and management within the underlying fund investment
solutions.
Therefore,
in
addition
to
developing
a
climate
risk
assessment
management
framework
for
portfolios
based
on
underlying
investment
holdings,
we
aim
to
understand
the
climate
risk
management
practices
established by the managers of the underlying funds.
We regularly ask
investment fund partners
of approved investment
funds for information
about their approach
to climate
risk issues. This includes the extent to which
climate risk management processes have been developed
and implemented
within
their
businesses,
aligned
to
frameworks
such
as
the
TCFD
and
the
MAS
Guidelines
on
Environmental
Risk
Management for Asset Managers,
where and as required
by the relevant regulators.
We are committed
to maintaining
regular communication with our fund partners about the development of climate risk management processes related to their strategies.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

Resilience of UBS’s strategy and business model
Identification of material risks
UBS has
a structured
risk identification
process in
place designed
to support
the firm’s
ongoing risk
management and
control efforts, which
is aligned with
global regulatory expectations.
The process of
identifying the material
risks to which
our businesses
at UBS
are exposed
is a
key component
of risk
management. A
comprehensive risk
identification and
assessment process
contributes to
an enhanced
understanding of
the top
vulnerabilities impacting
the organization
under
various conditions, enabling management
to better capture, measure,
monitor and control risk
exposure, as appropriate.
As
part
of
the
Risk
Identification
process,
risks
identified
as
material
are
then
considered
within
the
Risk
Coverage
Assessment and
the development
of stress
scenarios. They
are ultimately
used in
the assessment
of adequacy
of post-
stress
capital
levels
and
capital
actions
as
part
of
the
Group
Internal
Capital
Adequacy
Assessment
Process
(ICAAP).
Climate and
environment considerations
are assessed
for their
viability as
root causes
of potential
risks as
part of
the
climate risk materiality assessment, which forms an integral part of the broader risk identification process.
Stress testing
The combined stress-testing (CST) framework is scenario-based and aims to quantify overall firm-wide income, expenses
and losses
that could
result from
extreme yet
plausible macroeconomic
and geopolitical
stress events.
Indirect climate
risks are taken into account in these stress tests, in as much as they manifest through macro-financial shocks.
Direct climate risks
are generally not addressed
by existing combined
stress-testing models (CST).
To address their impact,
UBS has implemented
a dedicated climate
add-on in its three-year
strategic planning and
internal stress-testing exercises.
Leveraging dedicated climate
stress models, the
add-on is designed
to capture incremental
direct physical risks
(e.g. flood
damage affecting
property value
of a
mortgage loan)
and direct
transition risks
(e.g. a
company’s inability
to adapt
to
new
climate-related
regulations)
over
a
three-year
horizon.
The
add-on
is
based
on
a
scenario
consistent
with
the
assumption that global warming will be 2°C or less.
By
integrating
this
add-on,
UBS
ensures
a
comprehensive
assessment
of
climate
risk
in
internal
capital
adequacy
assessments.
The climate add-on leverages the same models – dedicated climate stress models – used in the climate scenario analysis,
which assesses UBS’s exposure to climate risks across short-, medium- and long-term horizons.
Stress testing is
an input
into our
capital management processes.
We are
committed to maintaining
a strong
common
equity tier 1 capital and total
loss-absorbing capacity (TLAC) position at all times. The
annual strategic planning process
includes a capital planning component
that is key in defining our
target capital levels and returns.
This process takes into
account, among other factors, the
current and potential future TLAC
requirements, our aggregate risk exposure
in terms
of the CST,
the dedicated climate
add-on, and the
effect of expected
policy changes. These
processes ensure that
UBS
remains resilient against any risks identified as material in its risk identification processes.
Integrating sustainability-related impacts in our financial planning
UBS operates a multi-year financial planning
process. This process reflects our business
position, corporate strategy and
prospective economic environment. Sustainability is a component of that strategy and planning process.
At
divisional
level,
commercial
opportunities
including
our
client
offerings
that
are
subject
to
the
Group
Sustainable
Investing
Policy
and
the
Sustainable
Finance
Guideline,
are
also
considered.
The
changing
global
outlook
regarding
sustainability and climate change, in particular, is
reflected in the process, with the risks
associated with climate change
being reflected in our capital requirement planning calculations.
Formal guidance on capital-framework calculations is
subject to ongoing market and regulatory
discussion, and we will
continue to reflect this in our planning processes.
Business continuity management
UBS has
a business
continuity, resilience
and crisis
management (BCM)
framework in
place to
minimize the
financial,
regulatory, reputational and market impact of unplanned disruptive events, including those that are climate related. We conduct regular BCM reviews, which include assessments of potential loss of premises, compromised buildings and data
centers, loss
of staff,
loss of
technology, loss
of third
parties, and
the need
for risk
mitigation. Additionally,
enhanced
operational resilience minimizes
the risk and
impact of an
unplanned disruption on
markets and clients.
It includes risk
mitigation
beyond
standard
BCM
scenarios,
including
cyberattacks
and
data
integrity
incidents. Department
recovery
plans are in place for loss of premises and loss of staff incidents due to disruptive events, such as severe weather events.
The
plans
are
not
specifically
climate-related
but
rather
agnostic
to
the
cause
of
disruption.
Crisis
management
committees are
trained accordingly
to react
to any
materializing threats.
A country
risk profiling
process is
in place
to
identify any location-specific
material risks and
if any acute
weather mitigating plans
exist. In the
case of material
climate-
related
exposures,
that
would
be
captured
accordingly.
We
have
conducted
stress
tests
and
climate-related
scenario
analysis to assess
the potential impacts
of climate-related physical
and transition risks
on selected portfolios.
Through our
comprehensive business continuity
planning and
physical climate risk
identification process we
consider the
risk to
our
own physical assets.
We are committed
to ensuring continuity
of service for
our clients and
the broader financial
markets.

Annual Report 2025 |
Sustainability Statement | Managing sustainability and climate risk

The aforementioned activities described are
governed by the Business Continuity
& Resilience Framework, which ensures
that the firm’s
residual operational risk
remains within its
risk appetite. This
framework enables divisions
and functions
to
analyze
their
services
to
understand
the
associated
continuity
and
resilience
risks
and
develop
effective
recovery
strategies and solutions.
The Group’s main
hubs span across
Asia Pacific (mainly
Singapore, the Hong
Kong and Tokyo),
EMEA (mainly London,
Zurich, Frankfurt
and Madrid)
and the
US (mainly
New York
City). Each
of these
areas are
assessed for
climate-related
threats and
may present
climate change
risks in
the form
of extreme
weather conditions
and the
potential for
natural
disasters
(earthquakes,
hurricanes,
typhoons,
tidal
anomalies,
rising
temperatures,
etc.)
and
the
increased
threat
of
disease outbreaks.
Where vulnerabilities
have
been identified,
additional assessments
are
carried out
and appropriate
planning is put
in place to
mitigate the risk
of impact. Key
first-level-of-defense controls are
in the form
of key procedural
controls that monitor
the overall conformance
of divisions and
functions to the
BCM program, as
well as process
controls
designed to identify more specific threats.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Other supplemental information
Additional UBS Europe SE considerations for sustainability and climate risk management
UBS Europe
SE is
a significant
entity of
the UBS
Group. Therefore,
the UBS
Group’s management of
sustainability and
climate risks,
and related
risk assessments,
implicitly cover
UBS Europe
SE’s portfolios.
In addition,
UBS Europe
SE conducts
explicit management and assessment
of sustainability and climate
risks. This includes a
tailored risk strategy and
business
strategy, review of
UBS’s decarbonization commitments
at the level of
UBS Europe SE,
dedicated materiality assessments,
stress testing, a control framework,
and reporting with respect to sustainability and climate risks.
Materiality assessment
UBS Europe SE
considers sustainability and climate
risks as part
of the regular
risk identification process that
feeds into
its risk strategy.
This includes an
evaluation of whether
sustainability and climate
risks have a
material impact on
other
risk
categories,
such
as
credit
risk,
market
risk,
liquidity
and
funding
risk,
business
risk,
non-financial
risks
(including
compliance and operational risks), litigation risk, and
reputational risk (including greenwashing). It also considers distinct
risk drivers
(climate risk,
both transition
risk and
physical risks,
as well
as environmental
risk / nature-related risk,
and
social and governance risks).
The
materiality
assessment
for
sustainability
and
climate
risks
is
performed
by
leveraging
different
analyses
and
capabilities, ranging from sensitivity
analyses based on the heatmap
methodologies and the climate
risk rating models to
climate scenario analyses
considering different severities and
time horizons, as
well as qualitative
subject matter expert
assessments. It
also takes
into consideration
the relevant
offering for
UBS Europe
SE across
the different
business divisions.
Based
on
the
materiality
assessment
performed,
and
as
reflected
below,
sustainability
and
climate
risk
as
a
whole
is
currently assessed
as material
for UBS Europe
SE in
the medium
and long-term after
considering sustainability
and climate
risk-mitigating
measures.
Materiality
is
driven
by
non-financial
risk
and
reputational
risk.
There
is
a
defined
and
implemented framework
and adherence
to the
established framework
is guaranteed
by implementing
and executing
clear established controls and having environmental-, social- and governance-related metrics in place.
The detailed analyses underpinning these materiality assessment results are documented further internally.
Risk type Short-term Medium-term Long-term
Credit risk Gross
1
Not material Not material Not material
Residual Not material Not material Not material
Market risk
2
Gross
1
Not material
Residual Not material
Liquidity and funding risk
3
Gross
1
Not material
Residual Not material
Non-financial risk Gross
1
Material Material Material
Residual Not material Material Material
Reputational risk Gross
1
Material Material Material
Residual Not material Material Material
Business risk Gross
1
Material Material Material
Residual Not material Not material Not material
1
Gross risk also referred to as inherent risk, refers to the level of risk that exists in the absence of UBS Europe SE's standard climate-related risk controls or mitigation actions, whereas residual risk refers to the level of risk after taking them
into account.
2
The trading book is
assessed using a short-term
stress scenario horizon due to
the dynamic risk profile and
high liquidity of trading
book instruments, which
makes them
sensitive to short-term
shocks rather than
long-term climate transition.
The banking
book scenario horizon
is aligned with
the liquidity portfolio
(high-quality liquid assets)
and existing internal
liquidity adequacy
assessment process (ILAAP)
stress tests, which
operate on a
one-year horizon. This
alignment ensures consistency
with regulatory expectations
and reflects the
relatively stable nature
of banking book
exposures.
Therefore, market
risk has not been assessed in
the medium and long terms.
3
The time horizon for the
climate risk assessment of liquidity
risk is aligned with existing ILAAP
stress tests. Liquidity risk
is assessed
based on a one-year stress horizon, which is considered
long-term for liquidity purposes and is in alignment with
the time horizon of the funding regulatory metric, the
net stable funding ratio (one year). Therefore,
liquidity risk has not been assessed in the medium and long terms.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Business model
Pursuant
to
the
German
Banking
Act
in
connection
with
the
European
Banking
Authority
guidelines
on
Internal
Governance
and
the
Minimum
Requirements
for
Risk
Management
(MaRisk)
published
by
the
Federal
Financial
Supervisory Authority
(Bundesanstalt für
Finanzdienstleistungsaufsicht –
BaFin), UBS
Europe SE
executes a
robust and
durable business strategy. The business strategy, risk strategy and risk profile of UBS Europe SE are core elements for the
approach to, and assessment of, sustainability and climate risks.
The risk profile, which considers all business activities
as
described
in
the
business
strategy,
enables
UBS
Europe
SE
to
understand
the
risks
and
impacts
on
the
business
environment and to guide the risk appetite,
as established in the risk strategy.
In line with the UBS Group, sustainability is managed as a key strategic imperative in UBS Europe SE’s business strategy,
and, where applicable, business activities related to sustainability and measures are established, monitored and annually reviewed at
the entity
level. Assessing
the different
risks and
opportunities that
are linked
to sustainability
is crucial
to
developing a consistent sustainability business strategy. Therefore, UBS Europe SE analyzes topics such as market trends,
regulatory
frameworks,
environmental,
social
and
governance
(ESG)
risks
and
aspects,
and
clients’
needs
across
its
business divisions from a sustainability perspective to ensure such aspects are fully embedded in its business strategy.
As one of Europe’s largest managers of private and institutional wealth, UBS Europe SE has a role to play in tackling the challenges faced within sustainable finance. It has established targets and key performance indicators following the UBS
Group sustainability and impact strategy across environmental, social and product-related areas.
Among other priorities, UBS Europe SE has identified the following key sustainability focus areas:
– supporting the transition of financing and investing clients to low-carbon and climate-resilient business models;
– minimizing the operational footprint and utilizing resources in an efficient and sustainable way; and
– identifying, measuring, monitoring, managing and reporting sustainability and climate risks.
UBS
Europe
SE
is
fully
aligned
with
the
UBS
Group
sustainability
and
impact
strategy,
including
its
ambitions
and
implementation timeline. We are guided by our ambition to be a leader in sustainability. This is reflected in our vision to
be the bank
for the next
generation. To help
us realize that
vision, our sustainability
and impact strategy
is based on
three
overarching strategic pillars: Protect, Grow and Attract.
›
Refer to the “Strategy” section in this Sustainability statement for more information about UBS’s sustainability and impact
strategy, which fully applies to
UBS Europe SE
Globally,
the UBS
Group
is
a
member
of
several
associations
and
networks, supporting
sustainable finance
principles
based
on
international
standards.
At
the
level
of
UBS
Europe
SE
this
includes:
the
Association
of
German
Banks
(
Bundesverband
deutscher
Banken
e.V.
),
the
European
Bank
Federation
and
the
Association
for
Financial
Markets
in
Europe. In 2022,
UBS Europe SE
became a member
and sponsor of
the International Sustainability
Standards Board to
support consistent corporate
reporting on sustainability matters
and the integration of
sustainability factors into
financial
markets and decision-making.
Governance
The members of
the management board UBS
Europe SE are
overall responsible for adequate
risk management and for
establishing an integrated and
institution-wide risk culture. This
includes determining UBS Europe
SE’s risk principles, risk
appetite,
major
portfolio
limits
and
their
allocation
to
the
business
divisions
and
treasury.
The
management
board
develops and implements the
risk and control frameworks,
oversees the entity’s risk
profile and approves key
risk policies
of UBS Europe
SE. The oversight
and controls include
all business conducted
in the entity,
including its branches
and their
associated risks, and further ensure
compliance with local legal and
regulatory requirements. Notwithstanding the joint
responsibility
of
the
management
board,
each
of
its
members
is
responsible
for
establishing
adequate
controls
and
monitoring processes in their respective area of responsibility.
UBS Europe SE’s supervisory
board is responsible for
supervising and advising the
management board, which informs
the
supervisory board about risk-relevant topics, including risk strategy and risk appetite, on a regular basis. The supervisory board
has
established
a
risk
committee,
which
monitors
and
supervises
the
UBS
Europe
SE’s
risk
profile
and
the
implementation
of
the
risk
framework
as
approved
by
the
management
board,
as
well
as
monitoring
the
key
risk
measurement methodologies, including sustainability and climate risks.
UBS Europe SE’s
risk management organization
is based on
the three lines
of defense model,
fulfilling the general
risk
management requirements
set by
Mindestanforderungen an
das Risikomanagement
(MaRisk) AT°4.3.1
(the Minimum
Requirements for
Risk Management). Furthermore,
it is
embedded into
the broader
risk governance
framework of the
UBS Group.
To ensure sustainability has dedicated senior management oversight, the UBS Europe SE’s Chief Risk Officer (the CRO) is
formally the management board member responsible for
sustainability risks at UBS Europe SE, while
the Chief Financial
Officer (the CFO) is responsible for sustainability.
The management board of
UBS Europe SE ensures
the effectiveness of the
organization’s risk management framework
and relies on
adequate line functions
(including monitoring and
assurance) by implementing
the three lines
of defense
model.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

According to the sustainability and climate risk
policy framework, the business divisions, as
the first line of defense (the
first LoD)
identify sustainability
and climate
risks in
in-scope products,
services, activities,
transactions, onboardings
or
periodic reviews and refer them
to the Sustainability and Climate
Risk (SCR) unit, as
a second line of
defense (a second
LoD), or business-aligned second LoD (e.g. credit risk controllers), where applicable.
The SCR unit (as a second LoD)
approves or declines the cases referred
to it after assessing their compliance
with the risk
appetite standards defined
by UBS Europe
SE’s management board.
The SCR unit
also measures, monitors
and reports
the exposure to sustainability and climate risks.
Moreover, the unit supports the CRO in
overseeing sustainability topics.
It develops
and implements
UBS Europe
SE’s risk
framework, specifically
its risk
appetite, for
sustainability and climate
risk
topics,
monitors
emerging
issues
and
reviews
UBS
Europe
SE’s
exposure
to
sustainability
and
climate
risks.
Furthermore, it
ensures the
sustainability and
climate risk
policy
framework is
embedded in
UBS
Europe
SE’s
culture,
management
practices
and
control
principles
across
the
firm,
and
it
conducts
sustainability
and
climate-risk-specific
assessments of transactions and client and supplier onboarding.
The compliance framework applied by the
Group Compliance and Operational Risk Control
(GCORC) function as part of
the second
LoD includes
(but is
not limited
to) standards
set for
the appropriate
consideration of
ESG-related non-financial
risks in
(i) the product
service life cycle
through the New
Business Enablement (NBE)
framework; (ii) the client
life cycle
framework (at onboarding
and during the
lifetime of the
business relationships);
(iii) transaction and proposal
review; and
(iv) the investment
suitability framework
(capturing of
client sustainability
preferences in
the investors’
profiles). These
supplement the existing processes and
controls in place to identify
risks that arise through the
firm’s business activities,
including ESG-related risks, to ensure that these are appropriately evaluated.
As part of
its mandate, GCORC
undertakes assurance
activities (monitoring
and testing)
of sustainability-related
activities,
which
includes
a
periodic
sample
based
greenwashing
monitoring
control
on
investment
products.
Further,
an
ESG
category flag facilitates the
mapping of ESG-relevant first
and second LoD controls
to support a
focused assessment of
ESG
as
taxonomy
risk
driver.
Additionally,
GCORC
monitors
ESG
non-financial
risk
metrics
on
a
quarterly
basis
with
reporting to the management board.
From a third line of defense (third LoD) perspective,
Internal Audit assures the design and operating
effectiveness of UBS
Europe
SE's
internal
risk
and
control
framework
and
escalates
/
reports
to
relevant
governance
forums
(e.g.
the
risk
control committee) and UBS Europe SE’s audit committee of the supervisory board.
From a
more detailed
sustainability and
climate risk
governance set-up
perspective, UBS
Europe SE
has developed
a robust
and evolving governance
structure around sustainability.
In this sense,
the dedicated Sustainability
& SCR Steering
Forum,
established in June
2021, meets monthly
and oversees the
strategy and implementation
of plans to
address regulatory
expectations
concerning
the
impact
of
sustainability
and
climate
risk
on
the
legal
entity.
To
ensure
management
coordination and
escalation, when
needed, the
forum is
co-chaired by
the CRO
and the
CFO, in
alignment with
UBS
Europe SE’s schedule of responsibilities. Furthermore,
they are supported by the roles
of the UBS Europe SE sustainability
and climate risk lead (second LoD), as Head of
the SCR unit and part of GRC, and the
UBS Europe SE sustainability lead
(first
LoD).
Additionally,
the
management
board
formally
receives
quarterly
and,
when
required,
bespoke
updates,
ensuring overall priorization and alignment regarding sustainability topics. In addition, a semi-annual report is presented to the management
and the supervisory
board on the
monitoring of UBS’s
decarbonization commitment. This
enables
sustainability to be addressed and monitored at the highest level in the entity.
Finally, material changes to the
business model of UBS Europe SE
are subject to strategic review in
accordance with the
entity’s governance principles.
New products and
changes of existing
businesses are subject
to the NBE
framework, while
the sustainability and impact offer
is mainly channeled through the
sustainability and impact mandates that
are subject
to an enhanced overview and monitoring.
›
Refer to “Our sustainability governance” in the “Governance”
section of this Sustainability statement for more information about sustainability governance at UBS
Risk management
UBS’s sustainability
and climate
risk policy
framework is
embedded in
the UBS
Europe SE
risk control
framework. UBS
has integrated sustainability and climate risk considerations into its traditional risk management and control frameworks
to ensure
that risks
are systematically
assessed, monitored
and mitigated
across traditional
risk categories.
This integration
is aligned with regulatory expectations and international best practices.
›
Refer to the “Managing sustainability and climate risks” section in this Sustainability statement for more information about the
integration of sustainability and climate-related risks into traditional risk management frameworks
›
Refer to the Sustainability and climate risk policy framework, available at ubs.com/sustainability-reporting , for more information
Climate
scenario
analysis
is
part
of
UBS
Europe
SE’s
stress-testing
framework.
Climate
scenario
analysis
enables
the
assessment of transition and
physical risks across different
severities of climate change
and time horizons. UBS
Europe SE
leverages corresponding
risk models
for major
risk types,
including credit,
market, liquidity,
business and
non-financial
risks.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Generally, the
material residual
risk categories
are capitalized
within the
internal capital
adequacy assessment
process
(ICAAP). As material residual risks have
been identified for the impact of
sustainability and climate risk on non-financial
risks and reputational risk, these risks are considered in both the normative and economic ICAAP perspective.
›
Refer to “Risk identification and measurement” in the “Managing sustainability and climate risks”
section of this Sustainability
statement for more information about climate scenario analysis
›
Refer to “Climate-related risk methodologies and scenarios” in the “Other supplemental information”
section of this Sustainability
statement for more information about climate scenario analysis
Metrics and targets
Regarding
metrics,
UBS
Europe
SE
standalone
exposure
to
carbon-related
assets
and
climate
risk
(both
physical
and
transition risk), as well as
nature-related risk, is disclosed below.
Additional information on climate risk and
information
on UBS Europe SE pursuant to Art. 8 of the EU Taxonomy Regulation, is disclosed in the sections referred to below.
›
Refer to “Monitoring and risk appetite setting” in the “Managing sustainability and climate risks” section of this
Sustainability
statement for information about the Risk management – climate-related metrics table
›
Refer to the Sustainability and climate risk policy framework, available at
ubs.com/sustainability-reporting
, for more information
about the sustainability and climate risk assessments table
›
Refer to the “Information on UBS AG standalone and UBS Europe SE consolidated pursuant to
Art. 8 of the EU Taxonomy
Regulation” section of this Sustainability statement
In relation to the
decarbonization commitment and
associated aspirations and
targets, UBS Europe SE,
as part of the
UBS
Group, works with a long-term focus on providing appropriate returns to our stakeholders in a responsible manner. UBS
is committed to providing transparent aspirations, goals and targets and reporting on the progress made against them.
›
Refer to the “Environmental information”
section of this Sustainability statement for more information about financed emissions and targets
›
Refer to the “Environmental information”
section of this Sustainability statement for more information about financed emissions methodologies (with UBS Europe SE fully embedded in these)
With regard to financed
emissions, UBS Europe SE
has low exposure to
the specified sectors defined
by the Group. For
the reporting
period, the
exposure within
the scope
of UBS
Europe SE
to decarbonization
targets is
concentrated in
a
reduced exposure to
the power generation sector,
which is being
tracked at the
Group level. In
relation to exposure to
the residential real estate sector, the mortgages portfolio is also very limited.
The following
sections explain
the methodologies
used by
UBS Europe
SE to assess
the impact
that transition
risk, physical
risk and environmental / nature-related risk have on the risk profile and business model of the legal entity.
›
Refer to the “Managing sustainability and climate risks” section of this Sustainability statement, in particular the transition and
physical risks sections and ”Risk identification and measurement“ for more information
›
Refer to “Climate-related risk methodologies and scenarios” in the “Other supplemental information”
section of this
Sustainability statement for more information
The nature-related risk metric provides a snapshot of
UBS’s exposure to economic sectors rated as nature
sensitive. This
metric is defined as the maximum (worst-case) rating of either that sector’s dependency on the environment or impacts to the environment. Lending exposure data is categorized by risk ratings based on the current state of the world.
UBS Europe
SE standalone
climate transition
and physical
risks exposures
and nature-related
risk exposures
are shown
below. In 2025, the carbon-related assets, climate-sensitive exposure to transition risk and nature-related risk increased,
due to
general portfolio
moves. The
decrease in
climate-sensitive exposure
to physical
risk was
mainly due
to the
reduction
of sensitive exposure in the services and technology portfolio.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Risk management – Climate- and nature-related metrics
For the year ended
31.12.25 31.12.24
Climate- and nature-related metrics for UBS Europe SE (standalone) (USD m)
Exposure to climate-sensitive sectors, transition risk: gross lending exposure
1,2
35.8 25.2
Exposure to climate-sensitive sectors, transition risk: Traded products
3
46.8 92.9
Exposure to climate-sensitive sectors, transition risk: Issuer risk
4
43.1 96.5
Exposure to climate-sensitive sectors, physical risk: gross lending exposure
1,2
10.4 28.3
Exposure to climate-sensitive sectors, physical risk: Traded products
3
258.6 237.3
Exposure to climate-sensitive sectors, physical risk: Issuer risk
4
12.4 54.4
Exposure to nature-related risks: gross lending exposure
1
33.9 24.8
Exposure to nature-related risks: Traded products
3
7.9 11.0
Exposure to nature-related risks: Issuer risk
4
8.3 2.7
Carbon-related assets
1,5
34.1 24.9
1
Gross lending exposure
consists of total
on-balance sheet loans
and advances to
customers and off-balance
sheet guarantees and
irrevocable loan commitments
(within the scope
of expected credit
loss) and is
based on standalone information reported under
IFRS Accounting Standards.
2
The comparative figure has been revised following the development of the global real estate model.
The revision applies to the exposure
booked on the UBS platform only and not to the legacy exposure on the Credit Suisse platform. Consequently, the previously reported physical risk exposure was revised to USD 28.3m from USD 24m, while transition risk remained unchanged
following the revision.
3
For traded products,
the metric is calculated
using over-the-counter
derivatives, exchange-traded
derivatives and securities
financing transactions,
consisting of
securities borrowing and lending, and repurchase and reverse repurchase agreements.
4
For issuer risk, the metric is calculated
based on high-quality liquid assets, debt
securities, bonds, liquidity buffer
securities.
5
Carbon-related assets are defined as concentrations
of credit exposure to assets tied
to the four non-financial sector groups
as defined by the Task
Force on Climate-related Financial Disclosures
(the TCFD), using
the Global Industry Classification Standard. These four groups are: (i) energy; (ii) transportation; (iii)
materials and buildings; and (iv) agriculture, food and forest products. This metric is agnostic of risk rating.
›
Refer to “Basis of preparation – UBS Europe SE standalone climate- and nature
-related metrics” in this section of this
Sustainability statement for more information on the metrics definitions, approaches and scope
The table below
presents the risk
exposures by sector
across climate- and
nature-related risks. It
first shows total
exposure
to each sector, followed by the share of sensitive risk exposure for each risk type.
Climate- and nature-related risk exposures by sector for UBS Europe SE standalone
1
Transition risk Physical risk Nature-related risk
Sector / Sub-sector
2025
exposure
(USD m)
2024
exposure
(USD m)
2025
sensitive
exposure
(USD m)
2024
sensitive
exposure
(USD m)
2
2025
sensitive
exposure
(USD m)
2024
sensitive
exposure
(USD m)
2
2025
sensitive
exposure
(USD m)
2024
sensitive
exposure
(USD m)
Agriculture
Agriculture, fishing and forestry 0.00 1.32 0.00 0.00 0.00 1.31 0.00 1.26
Food and beverage 1.40 1.54 1.40 1.54 0.11 0.79 0.00 0.01
Financial services
Financial services 265.31 247.59 0.00 0.00 0.08 0.01 0.00 0.00
Industrials
Electronics manufacture 0.06 0.05 0.06 0.05 0.00 0.00 0.00 0.00
Goods and apparel manufacture 0.35 1.15 0.35 1.15 0.35 0.00 0.00 1.15
Machinery manufacturing 0.29 0.83 0.29 0.83 0.00 0.00 0.29 0.83
Metals and mining
Production of metals 6.51 0.00 6.51 0.00 0.00 0.00 6.51 0.00
Private lending
Lombard
3
10,011.22 8,041.92 0.00 0.00 0.00 0.00 0.00 0.00
Real estate
Development and management 27.14 20.41 27.14 20.41 0.00 0.00 27.14 20.41
Private clients with mortgages 322.70 315.24 0.00 0.00 4.88 3.96 0.00 0.00
Services and technology
Services and technology 182.36 85.63 0.01 0.13 4.93 22.17 0.00 0.00
Utilities
Power Generation 0.00 1.13 0.00 1.13 0.00 0.00 0.00 1.13
Not classified 112.56 185.82 0.00 0.00 0.00 0.00 0.00 0.00
Grand Total 10,929.90 8,902.62 35.77 25.25 10.36 28.26 33.95 24.78
1
Gross lending exposure
consists of total
on-balance sheet loans
and advances to
customers and off-balance
sheet guarantees and
irrevocable loan commitments
(within the scope
of expected credit
loss) and is
based on standalone information reported under
IFRS Accounting Standards.
2
The comparative figure has been revised following the development of the global real estate model.
The revision applies to the exposure
booked on the
UBS platform only
and not to
the legacy exposure
on the Credit
Suisse platform. Consequently,
the previously reported
physical risk exposure
was revised to
USD 28.26m from
USD 24.29m, while
transition risk remained unchanged following the revision.
3
Lombard lending rating is assigned based on the average riskiness of the collateral that is posted securing the loans.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Transition risk
The
climate-driven
transition
risk
profile
chart
below
shows
that
at
year-end
2025,
the
majority
of
UBS
Europe
SE
standalone exposure is rated as moderately low (93.76%), whereas the share of climate-sensitive exposure is immaterial
(0.33%). The majority of the climate-sensitive exposure is concentrated in the real estate sector.
Climate-driven transition risk profile chart for UBS Europe SE standalone
1,2
In USD million
Moderately high 35.23 (0.32%)
Real estate 27.14
Development and management of real estate 27.14
Metals and Mining 6.51
Production of other mined metals and raw materials 6.51
Agriculture 1.29
Food and beverage production 1.29
Industrials 0.29
Machinery and related parts manufacturing 0.29
Moderate 0.54 (0.01%)
Industrials 0.41
Other consumer goods manufacturing 0.35
Electronics manufacture 0.06
Agriculture 0.11
Food and beverage wholesale / retail 0.11
Services and technology 0.01
Media, information technology 0.01
1
Gross lending
exposure consists
of total
on-balance sheet
loans and
advances
to customers
and off-balance
sheet
guarantees and
irrevocable loan
commitments (within
the scope
of expected
credit loss)
and is
based on
standalone
information reported under IFRS Accounting Standards.
2
Climate- and nature-related risks are scored between zero and one, based on climate risk transmission channels. Sensitive exposures are defined as those business activities that are rated
as high, moderately
high or moderate,
whereas those that are
rated as having
moderately low and
low vulnerability are
rated as “non-sensitive”. The exposures that are not assessed due to lack of methodology and / or data are categorized as
“not classified”.
Physical risk
The
climate-driven
physical
risk
profile
chart
below
shows
that
at
year-end
2025,
the
majority
of
UBS
Europe
SE
standalone exposure is rated at moderately low (93.25%), whereas the share of climate-sensitive exposure is immaterial
(0.09%).

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Country breakdown Regional breakdown
France Italy Rest of the World EMEA Americas Switzerland
6
Asia Pacific
Sensitive 0.03 4.58 5.75 Sensitive 4.94 5.42 0.00 0.00
Non-sensitive 3,338.05 1,544.93 5,924.00 Non-sensitive 9,125.42 1,351.15 207.68 16.55
Not classified 71.35 0.68 40.53 Not classified 94.87 0.36 5.15 2.97
1
Gross lending exposure consists of total on-balance sheet loans and advances to customers and off-balance sheet guarantees and irrevocable loan commitments (within the scope of expected credit loss) and is based on standalone information reported under IFRS Accounting Standards.
2
Climate- and nature-related
risks are scored between zero and one, based on climate risk transmission channels.
Sensitive exposures are defined as those business activities that are rated as high, moderately high or moderate, whereas those that are rated as having moderately low and low vulnerability are rated as “non-sensitive”.
The exposures
that are not assessed due to lack of
methodology and / or data are categorized as
“not classified”.
3
The exposure weighted average physical risk
rating across all regions is “moderately
low”.
The world map therefore reflects the
moderately low color scale as in the
total exposure chart.
4
Countries are grouped
into regions according to the UBS Country and Region Data Standard.
5
A small portion (1.06%) of total exposure is not mapped to a specific region. This includes exposure to countries that
cannot be mapped, global funds, multi-lateral institutions,
and ship and aircraft financing.
6
“Switzerland” region includes a
very small exposure (<1%) booked in Liechtenstein.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Nature-related risk
The
nature-related
risk
profile
chart
below
shows
that
at
year-end
2025,
the
majority
of
UBS
Europe
SE
standalone
exposure is
rated as
moderately low
(93.28%), whereas
the share
of nature-sensitive
exposure is
immaterial (0.31%).
The majority of the nature-sensitive exposure is concentrated in the real estate sector.
Nature-related risk profile chart for UBS Europe SE standalone
1,2
In USD million
High 6.51 (0.06%)
Metals and mining 6.51
Production of other mined metals and raw materials 6.51
Moderate 27.44 (0.25%)
Real estate 27.14
Development and management of real estate 27.14
Industrials 0.29
Machinery and related parts manufacturing 0.29
1
Gross lending
exposure consists
of total
on-balance sheet
loans and
advances to
customers and
off-balance
sheet guarantees and
irrevocable loan commitments
(within the scope
of expected credit
loss) and is
based on
standalone information
reported under
IFRS Accounting
Standards.
2
Climate- and
nature-related risks
are
scored between zero
and one,
based on climate
risk transmission
channels. Sensitive
exposures are
defined as
those business activities
that are rated
as high, moderately
high or moderate,
whereas those that
are rated
as
having moderately low and low
vulnerability are classified as “non-sensitive”. The exposures that are not assessed
due to lack of methodology and / or data are categorized as “not classified”.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Basis of preparation – UBS Europe SE standalone climate- and nature-related metrics
Carbon-related assets
Metric Units Legal entity
Carbon-related assets
USD bn
UBS Europe SE standalone
Definition
Carbon-related
assets are
defined as
concentrations of
credit
exposure
to assets
tied to
the four
non-financial sector
groups
as
defined
by
the
Task
Force
on
Climate-related
Financial
Disclosures
(the
TCFD)
(using
the
Global
Industry
Classification Standard, GICS). These
four groups are:
(i) energy; (ii) transportation;
(iii) materials and buildings;
and (iv)
agriculture, food and forest products.
Recognizing that the term carbon-related assets is
currently not well defined, the
TCFD encourages banks to use a consistent definition to support comparability.
Calculation process
The metric is calculated for in-scope UBS
legal entities on the total of on-balance
sheet loans and advances to customers
and off-balance sheet
guarantees and irrevocable
loan commitments within
the scope of
expected credit loss
(ECL), gross
of ECL allowances based on standalone IFRS
numbers, hereafter referred to as “total gross customer lending exposure”.
The carbon-related assets metric
is the total
gross exposure to the
four non-financial groups as
defined by the TCFD
in
its expanded definition published in
2021. UBS applies this definition
across the relevant non-financial sectors,
including,
but not
limited to,
fossil fuel
extraction, carbon-based
power generation,
transportation (air,
sea, rail
and automotive
manufacturing),
metals
production
and
mining,
manufacturing
industries,
real
estate
development,
chemicals,
petrochemicals and pharmaceuticals, building and construction materials and activities, forestry, agriculture, fishing, and
food and beverage production, and also includes trading companies that may trade any of the above (e.g. oil trading or agricultural commodity trading companies). This metric is agnostic of risk rating and therefore may include exposures of companies
that
may
be
already
transitioning
or
adapting
their
business
models
to
climate
risks,
unlike
UBS
climate-
sensitive
sector
methodologies,
which
take
a
risk-based
approach
to
defining
material
exposure
to
climate
effects.
Economic sectors are classified
according to the UBS
Group Industry Code 2.0
(GIC 2.0) which comprises
a hierarchical
structure.
Sources
The mapping of
external taxonomies (e.g. North
American Industry Classification
System (NAIC), General
Classification
of Economic
Activities (NOGA),
Global Industry
Classification Standard
(GICS)) to
internal taxonomies
(GIC 2.0)
is provided
by the Group Data Management Office.
Key assumptions, approximations and judgments
The
carbon-related
assets
metric
relies
on
internal
GIC
2.0
codes
that
are
assigned
by
business-division-specific
onboarding processes based on the company’s legal incorporation or its economic activity.
Some segments within the in-scope sectors contribute to
low-carbon transition and are therefore excluded from the
in-
scope
list.
For
example,
while
the
utilities
sector
is
within
scope,
segments
like
nuclear
and
other
renewables
are
considered out of scope.
Total exposure to climate-sensitive sectors – transition risk
Metric Units Legal entity
Total exposure to climate-sensitive sectors, transition risk USD bn
UBS Europe SE standalone
Definition
Climate-driven transition risks
arise from the
transition to a
sustainable economy,
in particular its
decarbonization, due
to,
for
example,
changes
in
policy,
case
law,
technology
or
changes
in
the
behavior
of
market
participants.
Climate
transition risk
scores and ratings
are assigned to
sectors and
segments according to
their vulnerability
to: (i)
climate policy,
(ii)
low-carbon
technology
risks;
and
(iii)
revenue
or
demand
shifts
under
an
immediate,
ambitious
and
disorderly
approach to meeting the well-below-2˚C Paris Agreement goal.
Calculation process
The metric is calculated for in-scope UBS legal entities for banking products, traded products and issuer risk exposures.
For banking products, the
metric is calculated on
the total of on-balance sheet
loans and advances to
customers and off-
balance
sheet
guarantees
and
irrevocable
loan
commitments
within
the
scope
of
expected
credit
loss,
gross
of
ECL
allowances based on standalone IFRS numbers, hereafter referred to as “total gross customer lending exposure”.
For
traded
products,
the
metric
includes
over-the-counter
(OTC)
derivatives,
exchange-traded
derivatives
(ETDs)
and
securities
financing
transactions
(SFTs),
consisting
of
securities
borrowing
and
lending,
and
repurchase
and
reverse
repurchase agreements.
Issuer risk,
also known
as tradable
single name
exposure, refers
to the
risk resulting
from the
changes in
the financial
condition of a specific issuer that cannot be attributed to general market and liquidity risk. For issuer risk exposures, the metric includes high-quality liquid assets, debt securities, bonds and liquidity buffer securities.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Methodologies for
assessing climate
risks are
emerging and
may change
over time.
As the
methodologies, tools
and
industry-wide data availability improve, UBS will further develop its risk identification and measurement approaches.
When counterparty-level information is available and is of sufficient quality, a bottom-up transition risk rating model (TR
RM) is used
to assess transition
risk. The model
leverages the Company Transition
Assessment Scorecard (CTAS), which
evaluates a firm’s alignment with net-zero objectives, ensuring a more granular and company-specific view of transition risk. Where such detailed data is not available, a top-down
transition risk heatmap model (TR HM) is used based on
the
counterparty’s country
of risk
domicile and
internal UBS
industry classification
(GIC 2.0).
Additionally, to
increase the
granularity of risk
ratings and coverage
of financial institutions
and corporate clients
booked in certain
legal entities, a
bespoke company-level assessment is carried out.
For
real
estate
financing
and
private
clients
with
mortgages,
hereafter
referred
to
as
“real
estate
exposure”,
UBS
developed the Global Real Estate (GRE) model in 2025 for exposures onboarded to UBS target systems.
For Lombard lending, a
moderately low rating is assigned
based on the average riskiness
of the collateral portfolio that
is posted securing the loans.
UBS lending
exposure is
mapped to
the counterparty-level
rating (TR
RM) or
else to
the TR
HM based
on the
counterparty’s
country
of
risk
domicile
and
sector
classification
(GIC
2.0).
Exposures
that
are
not
mapped
due
to
the
absence
of
counterparty-level ratings and
sector- / country-based
risk ratings are
treated as “not
classified”. UBS real
estate exposure
is mapped to the client-level rating
(GRE) or else assigned a real
estate portfolio rating. UBS Lombard
lending exposure is
assigned a Lombard portfolio rating.
Sources
The TR HM methodology
is based on
a risk segmentation
process, first dividing financing
types and then
rating economic
sectors and sub-industry segments that
share similar climate risk vulnerability
characteristics. The risk ratings can
be used
to
support
the
identification
of
potential climate-sensitive
concentrations and
further
analysis.
The
ratings
reflect
the
levels
of
risk
that
would
likely
occur
under an
ambitious transition
(in
the
short term,
0–3
years) and
disorderly
with
respect to diversification of
policy stringency across
developing and industrialized countries. The
countries are classified
as either industrialized countries or emerging markets countries, as per UBS country risk policy.
The TR RM
methodology relies on
two inputs: the
output of the
TR HM, which
is based on
the counterparty’s sectoral
classification and country group, and CTAS.
CTAS is an internal UBS
tool that categorizes large, listed companies
based
on the data
collected from external
providers and summarizes
them into a
category that is
indicative of each
firm’s stance
toward net-zero alignment.
In the TR
RM, the counterparty’s
TR HM rating
is adjusted based
on the distance
between
the
net-zero
stance
of
a
company
and
that
of
its
group’s
median
via
CTAS.
Whenever
CTAS
does
not
provide
an
assessment for
a company,
the model
relies exclusively
on the
TR HM.
The coverage
of the
TR RM
depends on
CTAS,
which in turn
depends on the
data collected from
external providers. The
coverage of the
TR RM will
continue to improve
as wider sets of companies are covered by CTAS.
The
GRE
model
developed
by
UBS
generates
counterparty-level
risk
ratings,
with
a
fallback
approach
applied
when
counterparty-specific information is unavailable.
The model calculates
a transition risk
rating by assessing building-level
estimated CO
2
emissions against UBS decarbonization targets.
Lombard lending is
assigned an overall expert-based
portfolio rating based
on the average riskiness
of the collaterals
that
are posted securing the loans.
All
rating
models
(GRE,
TR
RM),
the
heatmap
(TR
HM)
and
portfolio
ratings
rely
on
a
five-point
rating
scale:
low,
moderately low,
moderate, moderately high
and high. Climate-sensitive
exposures are defined
as those business
activities
that are rated as having high, moderately high or moderate vulnerability to transition risks, whereas those that are rated
as having moderately low or
low vulnerability to transition risk are
rated as “non-sensitive”. The exposures that
are not
assessed due to lack of methodology and / or data are classified as “not classified”.
The mapping of external taxonomies
(e.g. NAIC, NOGA, GICS) to
internal taxonomies (GIC 2.0)
is provided by the Group
Data Management Office.
Key assumptions, approximations and judgments
Transition
risk models (TR HM, TR RM) and methodologies assume the same underlying scenario, i.e. an immediate and
disorderly
transition and
a time
horizon of
0–3 years.
For GRE,
the same
scenario is
used as
for UBS
decarbonization
targets.
The TR
RM uses
the overall
CTAS rating
as a
key driver
of the
company’s transition
risk instead
of using
its individual
subcomponents to remain consistent with the firm’s transition risk assessment of the company.
The TR HM rating is
based on the accumulated
expert knowledge within the
firm and applying rigorous
expert judgment
is a crucial dimension of the transition risk assessment.
The
transition
risk
rating
assignment
relies
on
internal
GIC
2.0
codes
that
are
assigned
by
business-division-specific
onboarding processes based on the company’s legal incorporation or its economic activity.
The
transition
risk
assessment
for
financial
institutions,
which
uses
a
look-through
method,
relies
on
expert-based
mapping of publicly disclosed industry exposures to UBS defined sectors and associated risk scores.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

For
real
estate
that
could
not
be
assessed
due
to
missing
emissions
data,
a
fallback
value
representing
the
median
emissions of a relevant set of real estate properties is applied.
The Lombard portfolio rating is based
solely on the characteristics of the
collateral portfolio, i.e. the issuers of
collateral
rather than UBS’s counterparties. This reflects the reliance on collateral liquidation as the primary source of repayment.
Total exposure to climate-sensitive sectors – physical risk
Metric Units Legal entity
Total exposure to climate-sensitive sectors, physical risk
USD bn
UBS Europe SE standalone
Definition
Climate-driven
physical
risks
arise
from
acute
hazards,
which
are
increasing
in
severity
and
frequency,
and
chronic
risks, which
arise from
an incrementally
changing climate.
Climate-driven physical
risks may
contribute to
a structural
change across economies
and consequently affect
banks and the
stability of the
wider financial sector. These risks
extend
to the value of
investments and may also
affect the value of
collateral (e.g. real estate).
UBS physical risk models
measure
how four acute physical
risk hazards (wildfires, heatwave, floods
and tropical cyclones) may
drive current physical risk,
by
rating sectoral and geographical vulnerabilities of counterparties to these hazards.
Calculation process
The metric is calculated for in-scope UBS legal entities for banking products, traded products and issuer risk exposures.
For banking products, the
metric is calculated on
the total of on-balance sheet
loans and advances to
customers and off-
balance
sheet
guarantees
and
irrevocable
loan
commitments
within
the
scope
of
expected
credit
loss,
gross
of
ECL
allowances based on standalone IFRS numbers, herea
er referred to as “total gross customer lending exposure”.
For
traded
products,
the
metric
includes
over-the-counter
(OTC)
derivatives,
exchange-traded
derivatives
(ETDs)
and
securities
financing
transactions
(SFTs),
consisting
of
securities
borrowing
and
lending,
and
repurchase
and
reverse
repurchase agreements.
Issuer risk,
also known
as tradable
single name
exposure, refers
to the
risk resulting
from the
changes in
the financial
condition of a specific issuer that cannot be attributed to general market and liquidity risk. For issuer risk exposures, the metric includes high-quality liquid assets, debt securities, bonds and liquidity buffer securities.
Methodologies for
assessing climate
risks are
emerging and
may change
over time.
As the
methodologies, tools
and
industry-wide
data
availability
improve,
UBS
will
further
develop
its
risk
identification
and
measurement
approaches.
When counterparty-level information
is available and
is of sufficient
quality, a bottom-up
physical risk rating
model (PR
RM)
is
used
to
assess
physical
risk,
or
else
a
top-down
physical
risk
heatmap
model
(PR
HM)
is
used
based
on
counterparty’s country of risk domicile and internal UBS industry classification (GIC 2.0).
For real estate financing and private
clients with mortgages, hereafter referred
as “real estate exposure”, UBS developed
the GRE Model in 2025 for exposure onboarded to UBS target systems.
For Lombard lending,
an expert-based portfolio
rating of moderately
low is assigned
based on the
average riskiness of
the collateral portfolio that is posted securing the loans.
UBS lending
exposure is
mapped to
the counterparty-level
rating (PR
RM) or
else to
the PR
HM based
on the
counterparty’s
country
of
risk
domicile
and
sector
classification
(GIC
2.0).
Exposures
that
are
not
mapped
due
to
the
absence
of
counterparty-level ratings and
sector- / country-based
risk ratings are
treated as “not
classified”. UBS real
estate exposure
is mapped to the client-level rating
(GRE) or else assigned a real
estate portfolio rating. UBS Lombard
lending exposure is
assigned a Lombard portfolio rating.
Sources
The
PR
HM
isolates
assets
falling
under
the
same
sector
and
location
(country
of
risk
domicile)
to
calculate
a
sector
country-level physical risk exposure score
for each of the four
hazards. The sector country exposure score
is calculated by
combining
a
physical
risk
hazard
exposure
metric
derived
from
asset
level
data
sourced
from
ESG
data
vendors.
To
account for
variation in
vendor data
when aggregated
at sector
and location
level, a
penalization factor
is applied
to
sector country
exposure scores.
The hazard-specific
physical risk
exposure scores
are further
amplified or
mitigated by
considering the extent to which each sector is vulnerable or resilient to a particular hazard.
The PR RM applies
a similar logic to
the PR HM while
leveraging company specific asset
level data when available
from
ESG vendor sources.
For the PR
RM, sufficient geographic diversification
of a counterparty’s
assets serves as
a mitigant
to physical risk exposure scores.
Both the PR RM
and the PR HM
consider the type of
company. They do not
take into account the
type of collateral or
the
nature of the bank’s relationship with the company. The PR HM has a broader scope than the PR RM. It aggregates data
across relevant
sector country
combinations to
produce average
ratings for
all companies,
while the
PR RM
assigns a
company specific rating when asset level data is available.
The GRE
model developed
by UBS
assigns counterparty
level physical
risk ratings
and uses
a fallback
approach when
asset-specific information is missing. The model assesses building level exposure to flood risk.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Lombard lending is
assigned an overall expert-based
portfolio rating based
on the average riskiness
of the collaterals
that
are posted securing the loan.
All
rating
models
(GRE,
PR
RM,
PR
HM)
and
portfolio
ratings
use
a
five-point
scale:
low,
moderately
low,
moderate,
moderately
high,
and
high.
Exposures
rated
high,
moderately
high,
or
moderate
are
considered
climate
sensitive.
Exposures rated moderately low
or low are
considered non sensitive. Exposures
that are not rated
due insufficient data
and/or lack of methodology are classified as “not classified”.
The mapping of external taxonomies
(e.g. NAIC, NOGA, GICS) to
internal taxonomies (GIC 2.0)
is provided by the Group
Data Management Office.
Key assumptions, approximations and judgments
All physical risk methodologies assume the same underlying scenario i.e. the current state of world.
For the
PR RM,
the main
driver of
physical risk
is the
direct geographical
exposure of
companies to
climate
-
related hazards.
Consequently, other types of assets (e.g. financial assets) are not considered.
For the PR
HM, physical risk
is measured via
bottom
-
up aggregation of
highly granular and
localized data. Physical
risk
materializes via highly localized events affecting the firm’s counterparties via their assets (operations, business continuity
and book valuations) and interconnectedness. In this framework, direct geographical exposure to physical
- risk hazards is
treated as the primary driver of physical risk.
The PR HM rating assignment relies on internal GIC 2.0 codes that are assigned by business-division-specific onboarding processes based on the company’s legal incorporation or its economic activity.
In
the
GRE
model,
acute
physical
risk
is
proxied
by
flood
risk.
Although
other
hazards
exist
(e.g.
wildfires,
tropical
cyclones), flooding risk is so predominant that it is assumed to be a good proxy for acute physical risk.
The Lombard portfolio rating is based
solely on the characteristics of the
collateral portfolio, i.e. the issuers of
collateral
rather than UBS’s counterparties. This reflects the reliance on collateral liquidation as the primary source of repayment.
Nature-related risks
Metric Units Legal entity
Total exposure to nature-related risks USD m UBS Europe SE standalone
Definition
Nature-related
risks
can
arise
from
economic
and
human
dependency
upon
ever-changing
environmental
conditions
(physical risks) and / or the way human activities (and economies) may adversely impact those very conditions, which we
rely on
(transition risks).
A degrading
environment and
its ecosystem
services (such
as biodiversity,
clean air
and fresh
water, among
other things) may contribute to a structural change across economies and can consequently affect banks
and the stability of the wider financial sector through financial and non-financial impacts.
Calculation process
The metric is calculated for banking products, traded products and issuer risk exposures for in-scope UBS legal entities.
For banking
products, the
metric is
calculated on
the total
of on-balance
sheet loans
and advances
to customers
and
guarantees and off-balance
sheet irrevocable loan
commitments within the
scope of expected
credit loss, gross
of ECL
allowances based on standalone IFRS numbers, hereafter referred as “total gross customer lending exposure”.
For
traded
products,
the
metric
includes
over-the-counter
(OTC)
derivatives,
exchange-traded
derivatives
(ETDs)
and
securities
financing
transactions
(SFTs),
consisting
of
securities
borrowing
and
lending,
and
repurchase
and
reverse
repurchase agreements.
Issuer risk, also
known as tradeable
single name exposure,
refers to the
risk resulting from
the changes in
the financial
condition of a specific issuer that cannot be attributed to general market and liquidity risk. For issuer risk exposures, the metric includes high-quality liquid assets, debt securities, bonds and liquidity buffer securities.
The nature-related risk metric provides a snapshot of UBS’s
exposure to economic sectors rated as nature-sensitive. This metric is
defined as
the maximum
(worst-case) rating
of either
that sector’s
dependency on
the environment
(physical
risks) or impacts
on the environment
(transition risks). As
with climate-related risks,
“sensitive” is defined
as the top
three
ratings on a five-point scale (high, moderately high or moderate), whereas moderately low or low ratings are defined as
“non-sensitive”.
Exposures
that
are
not
assessed
due
to
lack
of
methodology
and
/
or
data
are
classified
as
“not
classified”.
The
driving
methodology
is
derived
from
the
Exploring
Natural
Capital
Opportunities,
Risks
and
Exposure
(ENCORE)
methodology (2018–2023).

Annual Report 2025 |
Sustainability Statement | Other supplemental information

ENCORE is based on a four-tier system:
1. Natural capital assets: defined as the most basic unit of the environment (e.g. geology, soil, air, water).
2.
Ecosystem services: assets combine to form services (i.e. air and trees combine to purify carbon dioxide and provide
oxygen).
3. Economic production processes: these are grouped into more traditional economic subsectors.
4.
The scientifically informed
ratings given by
ENCORE on how
production processes may
impact and /
or depend on
ecosystem services.
The UBS GIC 2.0 codes were mapped to the ENCORE database through the link to the GICS code provided by ENCORE.
The ratings for a sector’s nature-related risk dependencies consider the potential: (i) loss of functionality of a production process; and
(ii) financial
loss, if
for example
the ecosystem
service is
disrupted. The
ratings for
nature-related impact
consider how severe, quick and
frequent a production process can
disrupt ecosystem services or deplete
natural capital
stocks. Ratings (ranging from low to high)
are based on integral scores (ranging from 0
to 5 for dependencies, 0 to 4 for
impacts). For each production process, dependency values are summed across ecosystem services and impact values are
summed
across
impact
drivers,
which
gives
two
aggregated
values
per
production
process.
These
values
are
then
normalized to 0–1 scores
by setting the
largest observed value
(across production processes)
to the maximum
relative risk
and the smallest observed value to the
minimum relative risk and treating all others
linearly. If more than one production
process is associated with the
subsector, the worst (highest risk,
highest value) dependency score and
the worst impact
score are
mapped to
the subsector.
For each
UBS GIC
2.0 code,
an overall
nature-related risk
rating is
determined by
taking the maximum score across
dependency and impact. UBS lending
exposure is then mapped
to the nature-related
risk heatmap (NR HM) based on the counterparty’s GIC 2.0.
Sources
For real estate financing and
private clients with mortgages,
an expert-based portfolio overall
rating is assigned based
on
internal analyses of UBS real estate portfolios, yielding an overall low-risk rating.
Lombard lending is
assigned an overall expert-based
portfolio rating based
on the average riskiness
of the collaterals
that
are posted securing the loans, yielding an overall moderately low-risk rating.
The mapping of
external taxonomies (e.g. NAIC,
NOGA, GICS) to
internal taxonomies (GIC 2.0)
is also provided
by the
Group Data Management Office.
Key assumptions, approximations and judgments
All economic activities are
assumed to have some dependency or
impact on natural capital stock
or flows of ecosystem
services.
The NR HM rating assignment relies on
internal GIC 2.0 codes that are
assigned by business-division-specific onboarding
processes based on the company’s legal incorporation or its economic activity.
The Lombard portfolio rating is based solely on the characteristics of the collateral portfolio, i.e. the issuers of risk rather than the UBS’s counterparties. This reflects the reliance on collateral liquidation as the primary source of repayment.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Climate-related risk methodologies and scenarios
This section provides an
overview of our scenario
analysis and of the
methodological approaches taken
in developing our
climate risk analytics.
We
have
developed
climate-related
risk
methodologies,
which
rate
cross-sectoral
exposures
to
climate-related
risk
sensitivity on
a scale
from high
to low.
Following a
risk segmentation
approach, these
methodologies define
climate-
sensitive exposures
by aggregating
the riskier
three of
five risk
ratings (absolute,
in US
dollars) over
the total
lending
exposure to customers
(on- and off-balance
sheet, percent). As
part of
methodology enhancements, in
2025, a global
real estate
(GRE) model has
been developed to
produce counterparty-level risk
ratings within real
estate financing and
private clients with
mortgages portfolios. The
model assesses physical
risk based on
expected damage caused
by flood
risk
and
transition
risk
based
on
the
estimated
CO
2
emissions.
In
general,
our
climate-related
sector-
/
country-level
heatmaps, counterparty-level climate risk rating models and GRE model support our risk management strategy through:
–
risk
identification
and
measurement:
by
identifying
sectors
and
segments
that
are
potentially
vulnerable
to
the
transmission channels of climate-driven
financial and non-financial
risks, which, in turn,
enables resource prioritization
for detailed bottom-up risk analysis;
–
monitoring and risk
appetite setting: by
helping to monitor
climate-related risk exposures
and to facilitate
risk appetite
setting for material risks;
–
risk management
and control:
by helping
to understand
and monitor
UBS’s exposure
to climate-related
risks and
which
transmission channels may increase or augment the risk profile supporting a risk-mitigating strategy; and
–
risk
reporting and
disclosure: by
providing decision-relevant
information in
internal reports
to
executive
and board
leadership and external disclosure to stakeholders.
Transition risk Physical risk
Methodology (heatmap) Originally developed in collaboration with the United Nations Environment
Programme Finance Initiative and Oliver Wyman, our expert-based transition risk ratings have been further refined in-house. These ratings and risk segmentation processes now reflect changes in risk profiles, evolving views on climate-related risk materiality and UBS’s business footprint. Climate transition risk scores (0–1) and ratings (low to high) are assigned to sectors. Geographic information is captured by distinguishing between emerging and industrialized countries. As a result, exposure data is categorized by risk ratings, through their sectoral and country designation.
A score is calculated at sector / country level based on a geographically and industry representative physical asset population collected from vendor data. A hazard-specific exposure score is determined as an average, with a penalty applied for the variance of the population, which is augmented by channels that amplify / mitigate the risk at sector level. A final score is then obtained by aggregating across hazards. This score is mapped to a rating (low / moderately low / moderate / moderately high /
high). As a result, exposure data is categorized by risk ratings, through their sectoral and country designation.
Methodology (rating
models)
The transition risk rating model produces a counterparty-level assessment by adjusting the heatmap rating using data on a company’s alignment to net-zero targets, captured via the Company Transition Assessment
Scorecard (the CTAS), where available.
The physical risk rating model generates counterparty-level physical risk scores by aggregating physical hazards and transmission channels and applying suitable mitigants, when data on a representative number of assets is available for a company. This approach aligns with the physical risk heatmap methodology and provides a counterparty-level rating based on asset-level data.
Methodology (global real
estate model)
Developed in 2025, the GRE model produces a counterparty-level assessment of transition risk in UBS’s commercial and residential real estate portfolio based on the estimated CO
2
emissions.
Developed in 2025, the GRE model produces a counterparty-level assessment of physical risk in UBS’s commercial and residential real estate portfolio based on expected damage caused by flood risk.
Scenario
Ambitious and disorderly approach to meeting the <2˚C goal of the Paris
Agreement.
Current state of world
Interpretation
Reflect level of risk and likelihood of financial impact and exposure based on the defined scenario above.
Reflect level of risk and likelihood of financial impact and exposure based on a current state of world scenario.
Examples
At sector / country level: high for most fossil fuel sectors, moderate for most transportation and industrial sectors.
At sector / country level: moderately high for some manufacturers in
Southeast Asia (due to typhoons), moderately low for the same manufacturers in Switzerland (due to fluvial dynamics).
›
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-reporting , for more information

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Climate-related metrics
The climate-related
metrics in
the table below
provide information
on climate-driven
transition- and
physical-risk-sensitive
exposure linked to traded products and
issuer risk specifically for UBS
AG (standalone), UBS Switzerland AG
(standalone)
and UBS Europe SE (standalone).
Risk management – Climate-related metrics
For the year ended
31.12.25 31.12.24
Climate-related metrics (USD bn)
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS AG (standalone)
1
0.55 0.70
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS Switzerland AG (standalone)
1
0.80 1.27
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS Europe SE (standalone)
1
0.05 0.09
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS AG (standalone)
2
6.98 6.05
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS Switzerland AG (standalone)
2
0.51 0.25
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS Europe SE (standalone)
2
0.04 0.10
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS AG (standalone)
1
1.24 1.23
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Switzerland AG (standalone)
1
0.09 0.21
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Europe SE (standalone)
1
0.26 0.24
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS AG (standalone)
2
7.10 7.76
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS Switzerland AG (standalone)
2
0.50 0.40
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS Europe SE (standalone)
2
0.01 0.05
1
For traded products, the metric is calculated using over-the-counter derivatives, exchange-traded derivatives and securities financing transactions, consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.
2
For issuer risk, the metric is calculated based on high-quality liquid assets, debt securities, bonds and liquidity buffer securities.
›
Refer to the Basis of preparation 2025, available at ubs.com/sustainability-reporting , for more information on the metrics’
definitions, approaches and scope
Scenario analysis
UBS has
been using
scenario-based approaches
since 2014
to assess
its exposure
to climate-related
transition and
physical
risks. The table below summarizes scenarios used by UBS.
Scenario name
Developed
by
Used by End of century
warming
Type
Description (as provided by the developing organization)
Early Action UBS
UBS Group,
UBS Europe SE
+1.5°C by
2100. In
alignment with
the Paris
Agreement
Orderly An ambitious transition begins immediately, with stringent climate policies limiting global warming to 1.5°C. Carbon prices and regulations rise predictably, allowing most firms to adjust smoothly, although carbon-intensive sectors face higher costs. This creates short-term inflation and growth headwinds. Over the long term, the effective transition substantially reduces physical risks and supports sustainable economic growth. Benchmark: NGFS Net Zero 2050 scenario.
Current
Commitments
UBS UBS Group Above +2.0 °C
by 2100. NDCs
are insufficient
to limit global
warming to
below 2°C
Hot house
world
Under current climate pledges, emissions decline only modestly, driving global warming beyond +2°C, resulting in moderate to severe physical risks. The modest
policy tightening limits transition impacts and does little to reduce fossil-fuel dependence. Near
-
term macroeconomic effects remain mild, with minor growth
headwinds. As physical risks intensify, economies face increasing volatility, persistent inflation pressures, and modest long
-
run productivity growth.
Benchmark: NGFS Nationally Determined Contributions scenario.
Failed Transition UBS
UBS Group,
UBS Europe SE
+3.0°C by
2100. Due to a
lack of
coordinated
mitigation.
Hot house
world
A series of severe weather events triggers strong public and political pressure for rapid action, leading to an abrupt tightening of climate policies. Carbon prices and regulations rise sharply, causing a sudden repricing of exposed assets, particularly in emission
-
intensive sectors. This combination of acute physical risks and abrupt transition measures creates an inflationary shock, major market disruption, and a global downturn as central banks raise rates. Public support then reverses, policies are rolled back, and - over the long term - the lack of sustained climate action leads to rising physical risks, persistent inflation pressures, and subdued economic performance. Benchmark: NGFS Fragmented World, NGFS Current Policies.
30-year Baseline UBS UBS Europe SE Above +2.0 °C
by 2100. NDCs
are insufficient
to limit global
warming to
below 2 °C.
Hot house
world
An outlook that outlines the most likely economic and financial developments over the next ten years, complemented by long-term projections that reflect the macro financial impacts of climate pledges over a 30-year horizon. Benchmark: NGFS
Nationally Determined Contributions.
Late Action UBS UBS Europe SE Below + 2.0 °C
by 2100. Thanks
to delayed but
effective
policies.
Disorderly A delayed and disorderly transition keeps climate policies unchanged for a decade, despite rising physical risks. Strong growth, low inflation, and solid market performance continue through these early years, while physical damages remain manageable. In the second decade, abrupt and radical policies are introduced to limit warming to below 2°C. Carbon prices surge, halting GDP growth, raising unemployment, and pushing inflation higher. Tighter
monetary policy follows.
After this turbulent adjustment, economic and financial conditions stabilize and begin to recover. Benchmark: NGFS Delayed Transition.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Scenario name
Developed
by
Used by End of century
warming
Type
Description (as provided by the developing organization)
Net Zero 2050 Network
for
Greening
the
Financial
System
(NGFS)
UBS Group,
UBS Europe SE
+1.4°C
Orderly
Net Zero 2050 limits global warming to 1.5°C through stringent climate policies and innovation, reaching global net-zero CO₂ emissions around 2050. This scenario assumes that ambitious climate policies are introduced immediately.
Carbon dioxide removal (CDR) is used to accelerate decarbonization but is kept to the minimum level possible and broadly in line with sustainable levels of bioenergy production. Net CO₂ emissions reach zero around 2050, giving at least a 50%
chance of limiting global warming to below 1.5°C by the end of the century, with
limited overshoot (<   0.2°C) of 1.5°C in earlier years. Physical risks are relatively low, but transition risks are high.
1
Delayed
Transition
NGFS
UBS Europe SE +1.7°C
Disorderly
Delayed Transition assumes that global annual emissions do not decrease until
2030. Strong policies are then needed to limit warming to below 2°C. Negative emissions are limited. This scenario assumes that new climate policies are not introduced until 2030 and the level of action differs across countries and regions based on currently implemented policies, leading to a “fossil recovery” out of the economic crisis brought about by COVID-19. The availability of CDR technologies is assumed to be low, pushing carbon prices higher than in Net Zero 2050. As a result, emissions exceed the carbon budget temporarily and decline more rapidly than in a well-below 2°C scenario after 2030, to ensure a 67% chance of limiting global warming to below 2°C. This leads to both higher transition and physical risks than the Net Zero 2050 and Below 2°C scenarios.
1
Fragmented
World
NGFS
UBS Group,
UBS Europe SE
+2.4°C
Too little
too late
Fragmented World assumes a delayed and divergent climate policy response among countries globally, leading to high physical and transition risks. Countries with net-zero targets achieve them only partially (80% of the target), while the other countries follow current policies.
1
Nationally
Determined
Contributions
NGFS
UBS Group,
UBS Europe SE
~2.3°C
Hot house
world
Nationally Determined Contributions (NDCs) includes all pledged policies, even if not yet implemented. This scenario assumes that the moderate and heterogeneous climate ambition reflected in the NDCs continues over the course of the 21st century. Emissions decline but lead nonetheless to 2.3°C of warming associated with moderate to severe physical risks. Transition risks are relatively
low.
1
Current Policies
NGFS
UBS Group,
UBS Europe SE
+3.0°C
Hot house
world
“Current Policies”
assumes that only currently implemented policies are preserved, leading to high physical risks. Emissions increase until 2080, leading to about 3°C of warming and severe physical risks. This includes irreversible changes, such as
higher sea levels. This scenario can help central banks and supervisors consider the long-term physical risks to the economy and financial system if we continue on our current path to a “hot house world”.
1
1
Network for Greening the Financial System (2024). NGFS Climate Scenarios Technical Documentation.

Annual Report 2025 |
Sustainability Statement | Other supplemental information

Information on non-financial disclosures
Risk evaluation
Pursuant to the requirements of the German
law implementing EU directive 2014/95 on non-financial disclosures
(CSR-
Richtlinie-Umsetzungsgesetz, or CSR-RUG), this
section includes an evaluation of the
risks that have a high probability
of
potential negative impacts upon the “aspects” covered by said law.
We
are
subject
to
separate,
and
sometimes
conflicting,
ESG
regulations
and
regulator
expectations
in
the
various
jurisdictions in which UBS operates. For example, in certain jurisdictions, we are required to set diversity targets or other
ESG-related goals that are
considered illegal or contrary
to regulatory expectations in
other jurisdictions. In addition,
with
respect to decarbonization mandates, there is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set, and many of our goals and objectives are only achievable with a combination
of government and
private action. National
and international standards
and expectations, industry
and
scientific
practices,
regulatory
taxonomies,
and
disclosure
obligations
addressing
these
matters
are
relatively
immature and
are rapidly
evolving. In
addition, there
are significant
limitations in
the data
available to
measure our
climate
and
other
goals.
Although
we
have
defined
and
disclosed
our
goals
based
on
the
standards
existing
at
the
time
of
disclosure, there can be no assurance (i) that the various ESG regulatory and disclosure regimes under which we operate
will not come into further
conflict with one another,
(ii) that the current standards
will not be interpreted differently
than
our understanding or
change in a
manner that substantially
increases the cost
or effort for
us to achieve
such goals or
(iii) that
additional data
or methods,
whether voluntary
or required
by regulation,
may substantially
change our
calculation
of our goals and ambitions. It is possible that such goals
may prove to be considerably more difficult or even impossible to achieve. The evolving standards may also require us to substantially change the stated
goals and ambitions. If we are
not able to achieve the goals we have set, or can only do
so at significant expense to our business, we may fail to meet regulatory expectations, incur damage to our reputation or be exposed to an increased risk of litigation or other adverse
action.
While ESG regulatory
regimes and international
standards are being
developed, including to
require consideration of
ESG
risks in investment decisions, some jurisdictions, notably in the US, have developed rules restricting the consideration of
ESG factors in
investment and business
decisions. Under
these anti-ESG rules,
companies that are
perceived as boycotting
or discriminating against
certain industries may
be restricted from doing
business with certain governmental
entities. Our
businesses
may
be
adversely
affected
if
we
are
considered
as
discriminating
against
companies
based
on
ESG
considerations, or if further anti-ESG rules are developed or broadened.
A major focus of US and other countries’ governmental policies relating to financial institutions in recent years has been on
fighting
money
laundering and
terrorist financing.
We
are
required
to
maintain effective
policies, procedures
and
controls to detect, prevent and
report money laundering and terrorist financing,
and to verify the identity
of our clients
under the
laws of
many of
the countries
in which
we operate.
We are
also subject
to laws
and regulations
related to
corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK
Bribery Act. We have implemented policies,
procedures and internal controls that
are designed to comply with such
laws
and regulations. Failure to maintain and implement
adequate programs to combat money laundering,
terrorist financing
or corruption,
or any
failure of
our programs
in these
areas, could
have serious
consequences both
from legal
enforcement
action and from damage
to our reputation. Frequent
changes in sanctions imposed
and increasingly complex sanctions
imposed
on
countries, entities
and
individuals,
as
exemplified
by
the
breadth
and
scope
of
the
sanctions imposed
in
relation to the war in Ukraine, increase our cost of monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
The financial
services industry
is characterized
by intense
competition, continuous
innovation, restrictive,
detailed and
sometimes
fragmented regulation
and
ongoing consolidation.
We
face
competition at
the
level of
local
markets and
individual business lines and from global financial
institutions that are comparable to us
in their size and breadth, as well
as competition from new technology-based market entrants,
which may not be subject to
the same level of regulation.
Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition
to increase. Our
competitive strength and
market position could
be eroded if
we are unable
to
identify
market
trends
and
developments,
do
not
respond
to
such
trends
and
developments
by
devising
and
implementing adequate business
strategies, do not
adequately develop or
update our technology,
including our digital
channels and
tools and
deployment of
artificial intelligence,
or are unable
to attract
or retain the
qualified people
needed.
The
amount
and
structure
of
our
employee
compensation
is
affected
not
only
by
our
business
results
but
also
by
competitive factors and regulatory considerations.
In response
to the
demands of various
stakeholders, including regulatory
authorities and shareholders,
and in
order to
better align the interests of our staff with other stakeholders, our compensation framework includes deferral periods for
stock awards, forfeiture provisions and
clawback provisions for certain awards linked
to business performance. We also
have individual caps on the proportion of
fixed to variable pay for the members
of the Group Executive Board (GEB), as
well as certain
other employees. UBS
is also required
to maintain and
enforce provisions requiring
UBS to recover
from
GEB members
a portion
of performance-based
incentive compensation
in the
event that
the UBS
Group, or
another entity
with securities listed
on a US
national securities exchange,
is required to
restate its financial
statements as a
result of a
material error.
›
R
efer to the “Risk factors” and “Risk management and control” sections of this report for more information

Annual Report 2025 |
Sustainability Statement | Information pursuant to Art. 8 of the EU Taxonomy Regulation

Information on UBS AG standalone and UBS
Europe SE consolidated pursuant to Art. 8 of the EU
Taxonomy Regulation
The European Commission established the EU Taxonomy
classification system through the adoption of the EU
Taxonomy
Regulation (the Regulation).
1
Article 8 of
this Regulation requires
financial institutions required
to publish non-financial
information pursuant to Art. 19a or Art. 29a of Accounting Directive, to disclose how and to what extent their activities are
associated
with
environmentally
sustainable
activities.
For
financial
institutions,
this
disclosure
covers
on-balance-
sheet, and off-balance-sheet
exposures, trading book
as well as
certain income streams
such as fees
and commissions.
These disclosures are assessed against the following environmental objectives:
– climate change mitigation;
– climate change adaptation;
– the sustainable use and protection of water and marine resources;
– the transition to a circular economy;
– pollution prevention and control; and
– the protection and restoration of biodiversity and ecosystems.
Under the Regulation,
UBS AG and
UBS Europe SE
are required to
report EU Taxonomy
key performance indicators
(KPIs),
specifically taxonomy-eligible and taxonomy-aligned activities to demonstrate the extent to which their exposures relate to environmentally sustainable economic
activities, as defined by the
Regulation. The EU Taxonomy reporting
is based on
the prudential scope
of consolidation, which
for UBS AG
is on a
standalone basis as
the prudential scope
of consolidation
does not apply to UBS
AG and for UBS Europe
SE is on a consolidated
basis. These disclosures have
been prepared based
on the
requirements applicable to
credit institutions, which
reflects the
principal business activity
of both
UBS AG at
a
standalone
level
and
UBS
Europe
SE
at
a
consolidated
level,
neither
of
which
meet
the
definition
of
a
financial
conglomerate as set out in Directive 2002/87/EC.
Taxonomy-eligible activities
are activities
identified as
being within
the scope
of Taxonomy’s
technical screening
under
the
Regulation.
Taxonomy-aligned
activities
represent
the
proportion
of
taxonomy-eligible
activities
that
contribute
substantially to one or more environmental objectives, do not significantly harm any other environmental objectives and comply with minimum safeguards, to the extent these apply to credit institutions.
The Green
Asset Ratio
(GAR) is
a
KPI calculated
as
the proportion
of
Taxonomy-aligned assets to
total covered
assets,
whereby:
–
the numerator is
determined based on
loans and advances,
debt securities, equity
instruments, repossessed
collaterals,
and relevant KPIs reported by counterparties or issuers, or where applicable, information on the use of proceeds;
–
the
denominator
comprises
total
covered
assets,
and
excludes
expected
credit
loss
allowance
reported
under
IFRS
Accounting Standards. The denominator excludes financial
assets held for trading, exposures to central
banks, central
governments and supranational issuers,
derivatives, cash and cash
equivalents, on demand interbank
loans, exposures
to entities
not subject
to CSRD
2
unless voluntarily
reporting or
where the
use of
proceeds is
known, goodwill
and
commodities.
Credit institutions are required to calculate
KPIs based on turnover KPIs
and, separately, the capital expenditure (CapEx)
KPIs reported by counterparties and investees, for on-balance-sheet and off-balance sheet exposures, including financial guarantees
provided,
but
excluding
loan
commitments,
and
also
for
assets
under
management
(AuM),
fees
and
commissions income derived from products or
services other than lending and asset management,
and the trading book
portfolio. Consequently, all pre-defined templates are presented twice.
GAR
KPI stock
is calculated
on
period-end exposures,
and GAR
KPI flow
is calculated
for newly
originated exposures
during the period (as
detailed further below). The
Regulation also requires disclosure
of prior
-
year KPIs for comparison.
The Trading book KPI and Fees and
Commission KPI are not required to
be reported until 2028 pursuant to the
Omnibus
Delegated Act
3
.
Because EU
Taxonomy disclosures
for financial
institutions rely
on information
reported by
counterparties, there
is inherent
dependency
on
data
availability
and
data
quality
of
information
reported
by
the
counterparties.
With
the
ongoing
implementation and improvements in
reporting practices, the basis
of preparation and disclosures
may evolve in future
periods as data availability improves.
Limitations in implementation of the amended Disclosure Delegated Act and draft FAQs
In July 2025,
the European Commission
adopted a delegated
act (’the Omnibus
Delegated Act’)
amending the Taxonomy
Disclosures,
Climate and
Environmental
Delegated
Acts,
to
simplify
the
application
of
the
Regulation,
by
introducing
materiality
considerations, revised
KPI
calculation methodologies,
and deferral
of
the
Trading
Book
KPI
and
Fees
and
Commission KPI until 2028. These disclosures consider the guidance provided in the Omnibus Delegated Act and to the extent practicable, draft FAQs 4
issued on 17 December 2025.

Annual Report 2025 |
Sustainability Statement | Information pursuant to Art. 8 of the EU Taxonomy Regulation

Basis of preparation for EU Taxonomy disclosures
Following the Omnibus
Delegated Act, UBS
AG (standalone) and
UBS Europe SE
(consolidated) opted to
follow amended
Disclosures
Delegated
Act
of
2025
and
performed
materiality
assessments
as
specified
in
Article
4(1f)
for
their
EU
Taxonomy Article 8
disclosures. For each
relevant KPI, an
evaluation was conducted
to determine whether
the cumulative
net turnover (total revenues determined based on IFRS Accounting Standards) related to the economic activities covered by that KPI, constitutes at least 10% of
the institution’s total net turnover. This assessment is performed individually for
each KPI.
Where this
threshold is
not met,
the KPI
is not
required to
be disclosed.
If total
revenue at
the counterparty
level is unavailable, KPI-relevant revenue is calculated using KPI-relevant counterparty exposures for the respective KPIs.
UBS
AG
(standalone)
concluded
that
net
turnover
attributable
to
KPI-relevant
revenues
based
on
exposures
to
counterparties subject
to CSRD/EU
Taxonomy does
not exceed
the 10%
materiality threshold
for any
KPI (GAR
stock,
GAR flow, FinGuar KPI, and AuM
KPI). These KPIs are therefore
not required and not disclosed accordingly.
UBS Europe
SE (consolidated) determined that exposures to counterparties subject to CSRD/EU Taxonomy are material and therefore reports relevant KPIs
assessed as material (GAR
stock, GAR flow)
for the financial
year 2025. This
approach aligns with
regulatory expectations to focus reporting on information that is materially relevant to the institution.
The classification and total gross carrying amounts of
the assets of UBS Europe SE consolidated were determined based on
IFRS
Accounting
Standards
and
attributed
to
the
Taxonomy-eligible
and
Taxonomy-aligned
activities
of
relevant
investees and counterparties.
Where
use-of-proceeds
information
is
unknown,
eligibility
and
alignment
are
based
on
counterparties
and
investees
turnover or
CapEx-based KPIs.
If KPIs
are not
available, KPIs
of the
closest reporting
parent are
used, consistent
with
Commission guidance
5
.
Non-climate-related environmental objectives ( Water and marine resources , Circular economy, Pollution , and Biodiversity and ecosystems)
became reportable for non-financial undertakings
from 1 January 2024 and
for financial undertakings
from 1 January
2026. As a result,
limited counterparty information
was available for
earlier reporting years.
EU Taxonomy
alignment for non-climate-related
environmental objectives has been
disclosed where counterparties
have adopted the
relevant requirements.
EU Taxonomy
data is
sourced from
an independent
data provider
and supplemented
by manual
searches where
necessary.
Residential
mortgages
to
households
are
considered
Taxonomy-eligible
regardless
of
property
location
or
borrower
domicile. Due to current data limitations, these exposures are treated as not Taxonomy-aligned.
In the
absence of
specific guidance
in the
Regulation, and
with reporting
practice still
evolving, these
disclosures have
been prepared based on certain practical interpretations.
Due to limitations in data availability, the methodology for determining taxonomy eligibility and taxonomy alignment as
set out in the tables below has been developed based on the following.
– Where counterparties do not provide disaggregated alignment per environmental objective, amounts are shown only in
the
“of
which
Taxonomy-aligned”
column.
As
a
result,
the
sum
of
the
amounts
presented
under
“substantial
contribution to each environmental objective” may differ from the “of which Taxonomy-aligned” column.
–
Where detailed
use-of-proceeds data
is unavailable,
including in
respect of
environmentally sustainable
bonds, the
assessment of taxonomy eligibility and taxonomy alignment are made at issuer level.
–
For the purposes
of “GAR (flow)”,
balance sheet positions, the
difference between the
highest balance outstanding
toward a counterparty
or investee during
the reporting period
and the opening balance
has been considered
to be the
most
reasonable
approximation
of
new
exposures
incurred
during
the
reporting
period
that
was
practicable
to
determine.
The
“Summary
of
KPIs”
table
for
UBS
Europe SE
consolidated
summarizes
UBS
Europe SE
KPIs
for
the
year
ended
31 December 2025, with further details disclosed in the tables below.

Annual Report 2025 |
Sustainability Statement | Information pursuant to Art. 8 of the EU Taxonomy Regulation

UBS Europe SE consolidated – Summary of KPIs
1
31.12.25
Total exposure to Taxonomy-aligned
activities (USD m) KPI (%) KPI (%)
% coverage (over
total assets) (%)
2
Non assessed
exposure (% of
covered assets)
(%)
Non assessed
exposure (% of
covered assets)
(%)
Turnover-based CapEx-based Turnover-based CapEx-based Turnover-based CapEx-based
Main KPI GAR stock 52 68 0.6 0.9 12.5
Total exposure to Taxonomy-aligned
activities (USD m) KPI (%) KPI (%)
% coverage (over
total assets) (%)
2
Non assessed
exposure (% of
covered assets)
(%)
Non assessed
exposure (% of
covered assets)
(%)
Turnover-based CapEx-based Turnover-based CapEx-based Turnover-based CapEx-based
Additional KPIs GAR (flow) 53 68 1.3 1.6 9.5
Trading book
Financial guarantees
Assets under management
Fees and commissions income
31.12.24
Total
environmentally
sustainable
assets – turnover
based (USD m)
Total
environmentally
sustainable
assets – capex
based (USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
2
Assets excluded
from the
numerator of the
GAR (%)
3
Assets excluded
from the
denominator of
the GAR (%)
4
Main KPI GAR stock 24 27 0.1 0.1 44.2 25.9 55.8
Total
environmentally
sustainable
assets – turnover
based (USD m)
Total
environmentally
sustainable
assets – capex
based (USD m) Turnover KPI (%) CapEx KPI (%)
Coverage over
total assets (%)
5
Assets excluded
from the
numerator of the
GAR (%)
5
Assets excluded
from the
denominator of
the GAR (%)
5
Additional KPIs GAR flow 50 56 0.3 0.4
Financial guarantees
0
0
0.0 0.0
Assets under management 2,511 5,101 4.1 8.2
1 Within this table, blank fields indicate non-applicability, non-availability of required information, actual zero or that presentation of any content would not be meaningful. Zero values generally indicate that the
respective figure is zero on a rounded basis.
2 Proportion calculated as a percentage of the gross carrying amount of assets covered by KPI, relative to the banks’ total assets.
3 Article 7(2) and (3) and Section
1.1.2. of Annex V of the Disclosures Delegated Act.
4 Article 7(1) and Section 1.2.4 of Annex V of the Disclosures Delegated Act.
5 Left blank, as calculation implies determination of flows for amounts that are not otherwise explicitly included by regulation in the flow KPI calculations.

Annual Report 2025 |
Sustainability Statement | Information pursuant to Art. 8 of the EU Taxonomy Regulation

The 2024
KPIs were
prepared based
on reporting
requirements of
the Disclosures
Delegated Act
that were
applicable
before the amendments introduced by
the Omnibus Delegated Act. Differences
in denominator composition under the
Disclosures Delegated Act would have resulted in different GAR values had the amended rules applied. UBS Europe SE's
2024 GAR KPI would have been 0.4% (Turnover) and 0.4% (CapEx) under the Omnibus Delegated Act.
UBS
Europe SE
consolidated
contributed
3.1%
to
the
total
assets
of
the
UBS
AG
consolidated
scope
under
IFRS
Accounting Standards. UBS Europe SE consolidated have had low KPIs for balance sheet stock and flow, because:
–
UBS Europe SE consolidated
include a significant
amount of activity
in Group Treasury
and the Investment
Bank in their
scopes – most assets
in these activities are
within categories that are
excluded from taxonomy eligibility
and taxonomy
alignment assessments (e.g. derivatives, trading assets, etc.).
–
a significant proportion of the business, and, correspondingly, the total assets of UBS Europe SE, is outside the scope
of EU Taxonomy reporting, i.e. it is transacted with counterparties and investees that are not subject to EU Taxonomy reporting requirements,
due to
the nature
of their
underlying business activity,
such as
Global Wealth
Management
Lombard lending to private individuals.
–
exposures
to
financial
undertakings
typically
show
a
low
average
reported
GAR,
attributable
to
data
limitations,
restricted taxonomy coverage, and stringent alignment criteria.
Exposures
to fossil
gas and nuclear
energy sectors
were immaterial
as of 31 December
2025.
Business strategy
As
the
EU
taxonomy
reporting
evolves,
and
data
quality
improves,
UBS
AG
and
UBS
Europe
SE
look
to
establish
an
understanding of how taxonomy-aligned activities
affect their business strategy, product
design, and engagement with
clients in order to incorporate such insights into UBS’s climate strategy.
UBS’s approach to climate is guided by
its climate transition plan. This plan underpins the
firm’s ambition to support its
clients in the
transition to a
low-carbon world and
embeds the consideration
of climate-related risks
and opportunities
across the organization.
UBS aims to support the transition of its financing and investing clients toward low-carbon and climate-resilient business models and
while mobilizing private and
institutional capital to facilitate
an orderly transition.
UBS
has set
climate-related targets,
including reducing
scope 1
and 2
emissions to
net zero
by 2035
and addressing
financed emissions by
aligning specified sectors
with decarbonization pathways.
The climate transition
plan is included
in the annual
objective-setting process and
is overseen by
the Board of
Directors’ Corporate Culture
and Responsibility
Committee. Currently, UBS’s climate transition plan does not cover all its business activities.
1
EU
Taxonomy
Regulation
2020/852,
including
Delegated
Acts
;
Commission
Delegated
Regulation
(EU)
2021/2178
(the
“Disclosures
Delegated Act”)
supplementing Taxonomy
Regulation; Commission
Delegated Regulation
(EU) 2023/2486
(the “Environmental
Delegated
Act”) supplementing Taxonomy Regulation and
amending Disclosures Delegated
Act; Commission Delegated
Regulation (EU) 2021/2139
(the
“Climate
Delegated
Act”)
supplementing
Taxonomy
Regulation;
and
the
Commission
Delegated
Regulation
(EU)
2022/1214
(the
"Complementary Climate
Delegated Act");
Commission Delegated
Regulation (EU)
2023/2485 amending
Climate Delegated
Act; Commission
Delegated Regulation (EU) 2026/73 amending Disclosures Delegated Act, Climate Delegated Act and Environmental Delegated Act.
2
Directive
2022/2464/EU,
the
Corporate
Sustainability
Reporting
Directive,
replacing
Directive
2014/95/EU,
the
Non-financial
Reporting
Directive, once transposed into national law.
3
Commission Delegated
Regulation (EU)
2026/73 of
4 July
2025 amending
Delegated Regulation
(EU) 2021/2178
as regards
the simplification
of the content and
presentation of information to
be disclosed concerning environmentally sustainable
activities and Delegated Regulations
(EU)
2021/2139
and
(EU)
2023/2486
as
regards
simplification
of
certain
technical
screening
criteria
for
determining
whether
economic
activities cause no significant harm to environmental objectives.
4
Draft Commission notice on the interpretation and implementation of certain legal provisions of the Disclosures Delegated Act under Article
8 of the EU Taxonomy Regulation, as amended by the Omnibus Delegated Act, on the reporting of Taxonomy-eligible and Taxonomy-aligned economic activities and assets (draft fourth Commission notice).
5
Commission notice on the interpretation and implementation of certain legal provisions of the Disclosures Delegated Act under Article 8 of
the EU Taxonomy Regulation on the reporting of Taxonomy
-eligible and Taxonomy-aligned economic activities and assets (third Commission notice).

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
96
UBS Europe SE consolidated
Within tables in this
section, blank fields
indicate non-applicability,
non-availability of required
information, actual zero
or that presentation of any content would not be meaningful. Zero values generally indicate that the respective figure is zero on a rounded basis.

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
97
Assets for the calculation of the GAR
Assets for the calculation of the GAR stock (Turnover)
31.12.25
Total
[gross]
carrying
amount
Of which
Taxonomy-
eligible
Of which Taxonomy-aligned
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of
which
enabling USD m
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water
and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
7,953
717
52
51
0
0
0
0
1
1
Loans and advances, debt securities and equity instruments not
HfT eligible for GAR calculation
7,952
717
52
51
0
0
0
0
1
1
Financial undertakings
7,766
530
52
51
0
0
0
0
1
1
Loans and advances
5,914
180
15
14
0
0
0
0
1
0
Debt securities, including UoP
1,852
350
37
37
0
1
1
Equity instruments
Non-financial undertakings
0
0
0
0
0
0
0
0
Loans and advances
0
0
0
0
0
0
0
0
Debt securities, including UoP
Equity instruments
Households
187
187
of which loans collateralised by residential immovable
property
187
187
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and
commercial immovable properties
0
Exposures included on voluntary basis
Total GAR assets
7,953
Assets not covered for GAR calculation
55,662
Central governments and Supranational issuers
2,670
Central banks exposure
10,469
Trading book
9,138
Undertakings and entities not subjected to CSRD
14,576
SMEs and undertakings (other than SMEs) not subject to
CSRD disclosure obligations
11,189
Loans and advances
1
10,614
of which loans collateralised by commercial immovable
property
6
of which building renovation loans
Debt securities
572
Equity instruments
3
Non-EU country counterparties not subject to CSRD
disclosure obligations
3,386
Loans and advances
1
2,285
Debt securities
1,093
Equity instruments
8
Derivatives
15,488
On demand interbank loans
2,359
Cash and cash-related assets
0
Other categories of assets (e.g. Goodwill, commodities etc.)
962
Total assets
63,615
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments
1 Includes unknown use of proceed financing to households and local governments.

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
98
31.12.25
Non-assessed exposures
Of which financing
non-material activities
of counterparties
Of which exposures
financing
counterparties
reporting in accordance
with Article 7(9)
Of which not assessed
considered non-
material by the credit
institution USD m
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation
Financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
of which loans collateralised by residential immovable
property
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties
Exposures included on voluntary basis
Total GAR assets
Assets not covered for GAR calculation
Central governments and Supranational issuers
Central banks exposure
Trading book
Undertakings and entities not subjected to CSRD
SMEs and undertakings (other than SMEs) not subject to CSRD
disclosure obligations
Loans and advances
of which loans collateralised by commercial immovable
property
of which building renovation loans
Debt securities
Equity instruments
Non-EU country counterparties not subject to CSRD disclosure obligations
Loans and advances
Debt securities
Equity instruments
Derivatives
On demand interbank loans
Cash and cash-related assets
Other categories of assets (e.g. Goodwill, commodities etc.)
Total assets
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
99
Assets for the calculation of the GAR stock (CapEx)
USD m
31.12.25
Total [gross]
carrying
amount
Of which
Taxonomy-
eligible
Of which Taxonomy-aligned
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of which
enabling
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water
and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
7,953
781
68
68
0
0
0
0
0
1
2
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation
7,952
781
68
68
0
0
0
0
0
1
2
Financial undertakings
7,766
594
68
68
0
0
0
0
0
1
2
Loans and advances
5,914
192
18
18
0
0
0
0
0
1
1
Debt securities, including UoP
1,852
402
50
50
0
1
1
Equity instruments
Non-financial undertakings
0
0
0
0
0
0
0
Loans and advances
0
0
0
0
0
0
0
Debt securities, including UoP
Equity instruments
Households
187
187
of which loans collateralised by residential immovable property
187
187
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties
0
Exposures included on voluntary basis
Total GAR assets
7,953
Assets not covered for GAR calculation
55,662
Central governments and Supranational issuers
2,670
Central banks exposure
10,469
Trading book
9,138
Undertakings and entities not subjected to CSRD
14,576
SMEs and undertakings (other than SMEs) not subject to CSRD
disclosure obligations
11,189
Loans and advances
2
10,614
of which loans collateralised by commercial immovable
property
6
of which building renovation loans
Debt securities
572
Equity instruments
3
Non-EU country counterparties not subject to CSRD disclosure obligations
3,386
Loans and advances
2
2,285
Debt securities
1,093
Equity instruments
8
Derivatives
15,488
On demand interbank loans
2,359
Cash and cash-related assets
0
Other categories of assets (e.g. Goodwill, commodities etc.)
962
Total assets
63,615
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments
1 Within tables in this section, blank fields indicate non-applicability, non-availability of required information, actual zero or that presentation of any content would not be meaningful. Zero values generally indicate that the respective figure is zero on a rounded basis.
2 Includes unknown use of proceed financing to households and local governments.

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
100
31.12.25
Non-assessed exposures
Of which financing non-
material activities of
counterparties
Of which exposures
financing counterparties
reporting in accordance
with Article 7(9)
Of which not assessed
considered non-material
by the credit institution USD m
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation
Financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
of which loans collateralised by residential immovable property of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties
Exposures included on voluntary basis
Total GAR assets
Assets not covered for GAR calculation
Central governments and Supranational issuers
Central banks exposure
Trading book
Undertakings and entities not subjected to CSRD
SMEs and undertakings (other than SMEs) not subject to CSRD
disclosure obligations
Loans and advances
of which loans collateralised by commercial immovable
property
of which building renovation loans
Debt securities
Equity instruments
Non-EU country counterparties not subject to CSRD disclosure obligations
Loans and advances
Debt securities
Equity instruments
Derivatives
On demand interbank loans
Cash and cash-related assets
Other categories of assets (e.g. Goodwill, commodities etc.)
Total assets
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
101
Assets for the calculation of the GAR flow (Turnover)
For the year ended
31.12.25
Total
[gross]
carrying
amount
Of which
Taxonomy-
eligible
Of which Taxonomy-aligned
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of
which
enabling USD m
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water
and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
4,234
638
53
53
0
2
2
Loans and advances, debt securities and equity instruments not
HfT eligible for GAR calculation
4,234
638
53
53
0
2
2
Financial undertakings
4,115
519
53
53
0
2
2
Loans and advances
2,926
270
25
25
0
2
2
Debt securities, including UoP
1,189
250
29
29
0
0
1
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
118
118
of which loans collateralised by residential immovable
property
118
118
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and
commercial immovable properties
0
Exposures included on voluntary basis
Total GAR assets
4,234
Assets not covered for GAR calculation
40,102
Central governments and Supranational issuers
3,637
Central banks exposure
4,931
Trading book
12,501
Undertakings and entities not subjected to CSRD
11,024
SMEs and undertakings (other than SMEs) not subject to
CSRD disclosure obligations
8,945
Loans and advances
2
8,647
of which loans collateralised by commercial immovable
property
17
of which building renovation loans
Debt securities
295
Equity instruments
3
Non-EU country counterparties not subject to CSRD
disclosure obligations
2,079
Loans and advances
2
1,613
Debt securities
458
Equity instruments
8
Derivatives
4,436
On demand interbank loans
3,461
Cash and cash-related assets
0
Other categories of assets (e.g. Goodwill, commodities etc.)
111
Total assets
44,336
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments
1 Within tables in this section, blank fields indicate non-applicability, non-availability of required information, actual zero or that presentation of any content would not be meaningful. Zero values generally indicate that the respective figure is zero on a rounded basis.
2 Includes unknown use of proceed financing to households and local governments.

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
102
For the year ended
31.12.25
Non-assessed exposures
Of which financing
non-material activities
of counterparties
Of which exposures
financing
counterparties
reporting in accordance
with Article 7(9)
Of which not assessed
considered non-
material by the credit
institution USD m
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation
Financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
of which loans collateralised by residential immovable
property
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties
Exposures included on voluntary basis
Total GAR assets
Assets not covered for GAR calculation
Central governments and Supranational issuers
Central banks exposure
Trading book
Undertakings and entities not subjected to CSRD
SMEs and undertakings (other than SMEs) not subject to CSRD
disclosure obligations
Loans and advances
of which loans collateralised by commercial immovable
property
of which building renovation loans
Debt securities
Equity instruments
Non-EU country counterparties not subject to CSRD disclosure obligations
Loans and advances
Debt securities
Equity instruments
Derivatives
On demand interbank loans
Cash and cash-related assets
Other categories of assets (e.g. Goodwill, commodities etc.)
Total assets
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
103
Assets for the calculation of the GAR flow (CapEx)
USD m
For the year ended
31.12.25
Total [gross]
carrying
amount
Of which
Taxonomy-
eligible
Of which Taxonomy-aligned
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of which
enabling
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water
and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
4,234
691
68
68
0
2
4
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation
4,234
691
68
68
0
2
4
Financial undertakings
4,115
572
68
68
0
2
4
Loans and advances
2,926
285
30
30
0
2
3
Debt securities, including UoP
1,189
287
38
38
0
1
1
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
118
118
of which loans collateralised by residential immovable property
118
118
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties
0
Exposures included on voluntary basis
Total GAR assets
4,234
Assets not covered for GAR calculation
40,102
Central governments and Supranational issuers
3,637
Central banks exposure
4,931
Trading book
12,501
Undertakings and entities not subjected to CSRD
11,024
SMEs and undertakings (other than SMEs) not subject to CSRD
disclosure obligations
8,945
Loans and advances
2
8,647
of which loans collateralised by commercial immovable
property
17
of which building renovation loans
Debt securities
295
Equity instruments
3
Non-EU country counterparties not subject to CSRD disclosure obligations
2,079
Loans and advances
2
1,613
Debt securities
458
Equity instruments
8
Derivatives
4,436
On demand interbank loans
3,461
Cash and cash-related assets
0
Other categories of assets (e.g. Goodwill, commodities etc.)
111
Total assets
44,336
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments
1 Within tables in this section, blank fields indicate non-applicability, non-availability of required information, actual zero or that presentation of any content would not be meaningful.
Zero values generally indicate that the respective
figure is zero on a rounded basis.
2 Includes unknown use of proceed financing to households and local governments.

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
104
For the year ended
31.12.25
Non-assessed exposures
Of which financing non-
material activities of
counterparties
Of which exposures
financing counterparties
reporting in accordance
with Article 7(9)
Of which not assessed
considered
non-material
by the credit institution USD m
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation
Financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
of which loans collateralised by residential immovable property of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and commercial immovable properties
Exposures included on voluntary basis
Total GAR assets
Assets not covered for GAR calculation
Central governments and Supranational issuers
Central banks exposure
Trading book
Undertakings and entities not subjected to CSRD
SMEs and undertakings (other than SMEs) not subject to CSRD
disclosure obligations
Loans and advances
of which loans collateralised by commercial immovable
property
of which building renovation loans
Debt securities
Equity instruments
Non-EU country counterparties not subject to CSRD disclosure obligations
Loans and advances
Debt securities
Equity instruments
Derivatives
On demand interbank loans
Cash and cash-related assets
Other categories of assets (e.g. Goodwill, commodities etc.)
Total assets
Off-balance sheet exposures (stock) to Undertakings subject to CSRD disclosure obligations and local governments
Financial guarantees
Assets under management
of which debt securities
of which equity instruments

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
105
GAR sector information
GAR sector information (Turnover)
Breakdown by sector - NACE 4 digits level
(code and label)
(USD m)
1
31.12.25
Total [Gross]
carrying
amount
Of which
Taxonomy
eligible
Of which
Taxonomy
aligned
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water and
marine
resources
(WTR)
Circular
economy (CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
6419 - Other monetary intermediation
7,436
399
39
38
0
0
0
0
6492 - Other credit granting
280
120
12
12
6810 - Buying and selling of own real estate
2
187
187
6499 - Other financial service activities, except insurance and pension funding n.e.c.
45
10
1
1
0
0
6612 - Security and commodity contracts brokerage
5
1
0
0
0
Nuclear Activities
Fossil Gas Activities
Of which non-assessed exposures
1 The information included in this table represents exposures in banking book as reported in table Assets for the calculation of the GAR stock (Turnover).
2 Loans to households.
GAR sector information (CapEx)
Breakdown by sector - NACE 4 digits level
(code and label)
(USDm)
1
31.12.25
Total [Gross]
carrying
amount
Of which
Taxonomy
eligible
Of which
Taxonomy
aligned
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water and
marine
resources
(WTR)
Circular
economy (CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
6419 - Other monetary intermediation
7,436
459
54
54
0
0
0
0
0
6492 - Other credit granting
280
120
12
12
6810- Buying and selling of own real estate
2
187
187
6499 - Other financial service activities, except insurance and pension funding n.e.c.
45
15
2
2
0
6612 - Security and commodity contracts brokerage
5
1
0
0
0
Nuclear Activities
Fossil Gas Activities
Of which non-assessed exposures
1 The information included in this table represents exposures in banking book as reported in table Assets for the calculation of the GAR stock (CapEx).
2 Loans to households.

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
106
GAR KPI stock
GAR KPI stock (Turnover)
% (compared to corresponding total covered assets in the
denominator)
1
31.12.25
Taxonomy-
eligible
Taxonomy aligned
Proportion of
Taxonomy
aligned in
Taxonomy
eligible
Non-
assessed
exposures
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of which
enabling
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water
and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity
instruments not HfT eligible for GAR calculation
9.0
0.6
0.6
0.0
0.0
0.0
0.0
0.0
0.0
7.2
Financial undertakings
6.8
0.7
0.7
0.0
0.0
0.0
0.0
0.0
0.0
9.7
Loans and advances
3.0
0.2
0.2
0.0
0.0
0.0
0.0
0.0
0.0
8.1
Debt securities, including UoP
18.9
2.0
2.0
0.0
0.0
0.0
10.6
Equity instruments
Non-financial undertakings
91.0
76.0
75.0
0.0
1.0
0.0
75.0
83.5
Loans and advances
91.0
76.0
75.0
0.0
1.0
0.0
75.0
83.5
Debt securities, including UoP
Equity instruments
Households
100.0
of which loans collateralised by residential
immovable property
100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential
and commercial immovable properties
Exposures included on voluntary basis
GAR - Total GAR assets
9.0
0.6
0.6
0.0
0.0
0.0
0.0
0.0
0.0
7.2
1 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table Assets for the calculation of the GAR stock (Turnover).
GAR KPI stock (CapEx)
% (compared to corresponding total covered assets in the
denominator)
1
31.12.25
Taxonomy-
eligible
Taxonomy aligned
Proportion
of Taxonomy
aligned in
Taxonomy
eligible
Non-
assessed
exposures
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of which
enabling
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water
and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity
instruments not HfT eligible for GAR calculation
9.8
0.9
0.9
0.0
0.0
0.0
0.0
0.0
0.0
0.0
8.7
Financial undertakings
7.7
0.9
0.9
0.0
0.0
0.0
0.0
0.0
0.0
0.0
11.5
Loans and advances
3.3
0.3
0.3
0.0
0.0
0.0
0.0
0.0
0.0
0.0
9.5
Debt securities, including UoP
21.7
2.7
2.7
0.0
0.0
0.1
12.4
Equity instruments
Non-financial undertakings
100.0
39.0
39.0
0.0
0.0
39.0
39.0
Loans and advances
100.0
39.0
39.0
0.0
0.0
39.0
39.0
Debt securities, including UoP
Equity instruments
Households
100.0
of which loans collateralised by residential
immovable property
100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential
and commercial immovable properties
Exposures included on voluntary basis
GAR - Total GAR assets
9.8
0.9
0.9
0.0
0.0
0.0
0.0
0.0
0.0
0.0
8.7
1 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table Assets for the calculation of the GAR stock (CapEx).

Annual Report
2025 |
Sustainability
Statement |
Information
pursuant to
Art. 8 of
the EU Taxonomy
Regulation
| UBS Europe
SE consolidated
107
GAR KPI flow
GAR KPI flow (Turnover)
% (compared to corresponding total covered assets in the
denominator)
1
For the year ended
31.12.25
Taxonomy-
eligible
Taxonomy aligned
Proportion of
Taxonomy
aligned in
Taxonomy
eligible
Non-
assessed
exposures
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of which
enabling
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments
not HfT eligible for GAR calculation
15.1
1.3
1.3
0.0
0.0
0.0
8.4
Financial undertakings
12.6
1.3
1.3
0.0
0.0
0.0
10.3
Loans and advances
9.2
0.8
0.8
0.0
0.1
0.1
9.2
Debt securities, including UoP
21.0
2.4
2.4
0.0
0.0
0.0
11.4
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
100.0
of which loans collateralised by residential immovable
property
100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and
commercial immovable properties
Exposures included on voluntary basis
GAR - Total GAR assets
15.1
1.3
1.3
0.0
0.0
0.0
8.4
1 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table Assets for the calculation of the GAR flow (Turnover).
GAR KPI flow (CapEx)
% (compared to corresponding total covered assets in the
denominator)
1
For the year ended
31.12.25
Taxonomy-
eligible
Taxonomy aligned
Proportion of
Taxonomy
aligned in
Taxonomy
eligible
Non-
assessed
exposures
Breakdown per environmental objective
Of which
Use of
Proceeds
Of which
transitional
Of which
enabling
Climate
Change
Mitigation
(CCM)
Climate
Change
Adaptation
(CCA)
Water and
marine
resources
(WTR)
Circular
economy
(CE)
Pollution
(PPC)
Biodiversity
and
Ecosystems
(BIO)
GAR - Covered assets in both numerator and denominator
Loans and advances, debt securities and equity instruments
not HfT eligible for GAR calculation
16.3
1.6
1.6
0.0
0.1
0.1
9.9
Financial undertakings
13.9
1.7
1.7
0.0
0.1
0.1
11.9
Loans and advances
9.8
1.0
1.0
0.0
0.1
0.1
10.6
Debt securities, including UoP
24.1
3.2
3.2
0.0
0.0
0.1
13.3
Equity instruments
Non-financial undertakings
Loans and advances
Debt securities, including UoP
Equity instruments
Households
100.0
of which loans collateralised by residential immovable
property
100.0
of which building renovation loans
of which motor vehicle loans
Local governments financing
Housing financing
Other local government financing
Collateral obtained by taking possession: residential and
commercial immovable properties
Exposures included on voluntary basis
GAR - Total GAR assets
16.3
1.6
1.6
0.0
0.1
0.1
9.9
1 Proportions calculated as a percentage of Total Gross Carrying Amount of each individual line as reported in table Assets for the calculation of the GAR flow (CapEx).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
March 9, 2026